Kelly

Sharpening our focus. Unlocking value together.





Annual Report
2022









Vision

To be the most creative, insightful, and agile talent company, committed to uniting vital talent with great organizations where, together, we thrive.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 1, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 0-1088

KELLY SERVICES, INC.

(Exact Name of Registrant as specified in its Charter)

Delaware	38-1510762
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

999 West Big Beaver Road, Troy, Michigan 48084

(Address of principal executive offices) (Zip Code)

(248) 362-4444

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A Common	KELYA	NASDAQ Global Market
Class B Common	KELYB	NASDAQ Global Market

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter, was approximately $668.3 million.

Registrant had 33,831,598 shares of Class A and 3,342,146 of Class B common stock, par value $1.00, outstanding as of February 5, 2023.

Documents Incorporated by Reference

The proxy statement of the registrant with respect to its 2023 Annual Meeting of Stockholders is incorporated by reference in Part III.

Unless the context otherwise requires, throughout this Annual Report on Form 10-K the words "Kelly," "Kelly Services," "the Company," "we," "us" and "our" refer to Kelly Services, Inc. and its consolidated subsidiaries.

ITEM 1. BUSINESS.

History and Development of Business

Founded by William Russell Kelly in 1946, Kelly Services® pioneered an industry that connects people to work in ways that enrich their lives. Our inception helped usher in and embolden a workforce of women, opening doors and creating completely new opportunities. Over the next 76 years, as work evolved, Kelly equipped people with skills to master new technologies as they emerged: launching the first-of-its-kind online learning center for scientists; creating testing and training packages for breakthrough office programs; and launching skill builders that aligned with new light industrial protocols. With each advance, Kelly met the needs of the marketplace; empowering our people to reach their personal goals and enabling our clients to access skilled talent to move their organizations forward.

As work has evolved so has Kelly's range of solutions, growing over the years to reflect the changing needs of employers and the desires and lifestyles of talent. We have progressed from a traditional office staffing business to a creative, insightful and agile talent company delivering expertise in a portfolio of specialty services. In line with market demand, we are increasingly delivering a variety of outcome-based services in which we provide specialized talent and operational management of functions and departments on behalf of our clients.

We rank as one of the world's largest scientific and clinical research staffing providers and place talent at various levels in engineering, IT and telecommunications specialties. We are also a leading education staffing provider in the U.S., placing talent across the full education spectrum from early childhood education to higher education. These services complement our expertise in professional office services, contact center and light industrial staffing. As work has evolved and talent management has become more complex, we have also developed innovative solutions to help many of the world's largest employers plan for and manage their workforce through recruitment outsourcing, payroll processing, talent advisory, career transition and supplier management services.

Geographic Breadth of Services

Headquartered in the United States, Kelly provides workforce solutions to a diverse group of local, regional and global clients in the Americas, Europe and the Asia-Pacific region across a variety of industries.

In 2022, we assigned more than 300,000 temporary employees to a variety of customers around the globe.

Description of Business Segments

Kelly is a talent solutions company organized into five specialty businesses, which are also our reportable segments, serving clients of all sizes across a variety of industries. This structure enables us to focus on specialties with robust demand, promising growth opportunities and areas in which we excel at attracting and placing talent.

- Professional & Industrial – delivers staffing, outcome-based and permanent placement services focused on office, professional, light industrial and contact center specialties in the U.S. and Canada, including our KellyConnect and Skilled Professional Solutions products

- Science, Engineering & Technology ("SET") – delivers staffing, outcome-based and permanent placement services focused on science and clinical research, engineering, technology and telecommunications specialties predominantly in the U.S. and Canada and includes our Softworld, NextGen and Global Technology Associates subsidiaries

- Education – delivers staffing, permanent placement and executive search services across the full education spectrum from early childhood to higher education in the U.S. and includes Teachers On Call, Insight Workforce Solutions, Greenwood/Asher and Pediatric Therapeutic Services ("PTS")

- Outsourcing & Consulting Group ("Outsourcing & Consulting," "OCG") – delivers Managed Service Provider ("MSP"), Recruitment Process Outsourcing ("RPO"), Payroll Process Outsourcing ("PPO") and Talent Advisory Services to customers on a global basis and includes RocketPower

- International – delivers staffing, RPO and permanent placement services in 14 countries in Europe, as well as services in Mexico delivered in accordance with changes in labor market regulations

Financial information regarding our reportable segments is included in the Segment Disclosures footnote in the notes to our consolidated financial statements presented in Part II, Item 8 of this report.

Business Objectives

By connecting our clients with qualified talent in an ever-evolving world of work, Kelly has a positive impact on the people, clients and communities we serve. As a destination for top talent and a strategic business partner for our clients, we continue to adopt innovative business practices and forward-looking technologies that drive success in a dynamic market. With more than one-third of the world's workforce now participating as independent workers, we help companies adopt strategies that recognize and utilize contingent labor, consultants and project-based work as enablers of their ongoing success.

We're also using our position in the middle of the talent supply and demand equation to challenge outdated barriers that hold back far too many people from attaining meaningful work, supporting their families and contributing to the economy. Our Equity@Work initiative seeks to upend systemic barriers to employment and make the labor market more equitable and accessible for more people. While systemic change takes time, we continue to make progress with additional outreach, new alliances and partnerships and continued executive commitment.

Business Operations

Service Marks

We own numerous service marks that are registered with the United States Patent and Trademark Office, the European Union Intellectual Property Office and numerous individual country trademark offices.

Seasonality and Economic Cycles

Our operating results have historically been affected by the cyclical response to both economic downturns and upswings. Customers tend to use our services to supplement their existing workforce and generally hire permanent employees when long-term demand is expected to increase. As a consequence, our revenue from services tends to increase when the economy grows. Conversely, our revenue from services decreases when the economy declines and customer demand for our services also declines. Our business also experiences seasonal fluctuations, particularly in our Education operating segment. Revenue in Education is generally lowest in the third quarter in line with schools' summer break.

Working Capital

Our working capital requirements are primarily generated from employee payroll which is generally paid weekly or monthly and customer accounts receivable which is generally outstanding for longer periods, with days sales outstanding ("DSO") of 61 days as of January 1, 2023. Since receipts from customers lag payroll payments to temporary employees, working capital requirements increase and operating cash flows may decrease substantially in periods of growth. Conversely, when economic activity slows, working capital requirements may substantially decrease and operating cash flows increase. Such increases dissipate over time if the economic downturn continues for an extended period.

Customers

Kelly's client portfolio spans employers of all sizes, ranging from local and mid-sized businesses to the Fortune 500. In 2022, an estimated 54% of total company revenue was attributed to our largest 100 customers. Our largest single customer accounted for approximately seven percent of total revenue in 2022.

Government Contracts

Although we conduct business under various federal, state and local government contracts, no one contract represents more than three percent of total company revenue in 2022.

Competition

The worldwide workforce solutions industry is competitive and highly fragmented. In the United States, we compete with other firms that operate nationally and offer a breadth of service similar to ours, and with thousands of smaller regional or specialized companies that compete in varying degrees. Outside the United States, we face similar competition. In 2022, our largest competitors were Randstad, Adecco Group, ManpowerGroup Inc. and Allegis Group.

Key factors that influence our success are quality of service, price and breadth of service.

Quality of service is highly dependent on the availability of qualified talent, and our ability to promptly and effectively recruit, screen, retain and manage a pool of employees who match the skills required by our customers. We must balance competitive pricing pressures, which may intensify during an economic downturn, with the need to attract and retain a qualified workforce. Price competition in the staffing industry is intense, particularly for education, office clerical and light industrial personnel and pricing pressure from customers and competitors continues to be significant.

Companies may seek a single supplier to manage all of their demand for contingent talent. To provide the breadth of service required, clients may need us to manage staffing suppliers and independent workers on their behalf. Kelly seeks to address this requirement for our clients, enabling us to deliver talent wherever and whenever they need it around the world.

Corporate Sustainability

Kelly is committed to the highest standards of corporate citizenship. Given the worldwide reach of our workers, clients, suppliers and partners, we recognize the global impact of our business practices and the importance of public accountability. We continue to advocate on behalf of the global workforce, improve our workplaces, contribute to the communities we serve and ensure our actions are socially, ethically and environmentally responsible.

Regulation

Our services are subject to a variety of complex federal and state laws and regulations in the countries where we operate. We continuously monitor legislation and regulatory changes for their potential effect on our business. We invest in technology and process improvements to implement required changes while minimizing the impact on our operating efficiency and effectiveness. Regulatory cost increases are passed through to our clients to the fullest extent possible. As a service business, we are not materially impacted by federal, state or local laws that regulate the discharge of materials into the environment.

Human Capital

We are a talent solutions company dedicated to connecting people to work in ways that enrich their lives, and our employees are critical to achieving this noble purpose. To succeed in our highly competitive and rapidly evolving market, we must attract and retain experienced internal employees, as well as talent we put to work for our customers. As part of these efforts, we strive to offer competitive total rewards programs, promote employee development, foster an inclusive and diverse environment and allow employees to give back to their communities and make a social impact.

We are committed to the health, safety and wellness of our employees and talent. The success of our business is fundamentally connected to the well-being of our people. Accordingly, we seek to implement policies and practices that align with applicable laws and regulations and are in the best interest of our employees, talent and the communities in which we operate.

Internal Employees

As of January 1, 2023, we employed approximately 4,800 staff members in the United States and an additional 2,700 in our international locations. Kelly retention rates for high performing and high potential employees align with our comparable benchmark.

Compensation and Benefits. Kelly is committed to providing competitive, equitable and fiscally responsible total rewards programs to our employees. Our compensation programs are designed to attract, retain and reward talented individuals with the skills necessary to achieve our strategic goals and create long-term value for our shareholders. We provide employees with competitive compensation opportunities, with strong pay-for-performance linkages that include a mix of base salary, short-term incentives and, in the case of our more senior employees, long-term equity awards. Our programs provide fair and competitive opportunities that align employee and stockholder interests. In addition to cash and equity compensation, we offer employees competitive benefits such as life and health (medical, dental and vision) insurance, paid time off, wellness benefits and defined contribution retirement plans. We review our compensation and benefits programs annually and respond to changes in market practice. For example, recent enhancements to our U.S. benefits program include additional time off for significant life events, a financial advisor program, support programs for certain chronic health conditions and introduction of a well-being app globally. In addition, pay and benefits programs for our international employees align with competitive local practices.

 Inclusion and Diversity. Since 1947, our founder fought to increase women's access to work, and we've long been an outspoken advocate for the value temporary and independent workers bring to the workplace. We are committed to fostering an inclusive and diverse workforce. For example, most of Kelly's U.S. workforce is female, including a majority of director and above roles. Additionally, for a fifth consecutive year, we've achieved a 100% rating from the Human Rights Campaign Foundation's Corporate Equality Index for LGBTQ+ equality in the workplace. We believe an inclusive environment with diverse teams creates a workplace that is conducive to producing more creative solutions, results in better, more innovative products and services, and presents Kelly as a workplace leader, aiding our ability to attract and retain high-performing talent. We are focused on fostering a culture of belonging, where everyone feels welcomed and respected and can thrive as we work together. Kelly promotes employee development and internal career mobility to enable our team to achieve their full potential and to ensure we have the evolving workforce capabilities that the future demands.

 Community Involvement. We consider sustainability a guiding principle in strengthening the relationship with our global workforce, suppliers and customers. Through our programs and initiatives, we seek to improve the quality of life of our employees, their families and the communities in which they live and serve. Designed on the concept of social investment and nurturing shared values, our approach ensures the creation of future development capacities instead of aiding on isolated occasions. We support initiatives where our employees can actively engage in the causes they believe in that are also connected to our sustainability strategy. In 2022, we achieved over 7,800 hours of volunteering (for the U.S. and Canada), engaging over 1,000 employees. Through our Equity@Work efforts, we are living our commitment to ensure equitable access to work and growth by creating alliances with like-minded companies, policy groups and institutions to positively impact how companies hire, advance and help more people thrive.

For more information on our diversity and inclusion and community involvement initiatives, please see our *Sustainability Report - Growing with Purpose*, which is available at kellyservices.com.

Talent

In addition to our internal employees, Kelly recruits talent on behalf of our customers globally. In 2022, we placed more than 300,000 individuals in positions with our customers. Kelly remains the employer of record for our employees working at our customer locations. This means that we retain responsibility for all assignments (including ensuring appropriate health and safety protocols in conjunction with our customers), wages, benefits, workers' compensation insurance, and the employers' share of applicable payroll taxes as well as the administration of the employee's share of these taxes. We also offer our Kelly talent access to competitive health and benefit programs while they are working with us.

Foreign Operations

For information regarding sales, earnings from operations and long-lived assets by domestic and foreign operations, please refer to the information presented in the Segment Disclosures footnote in the notes to our consolidated financial statements, presented in Part II, Item 8 of this report.

Access to Company Information

We electronically file our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports with the Securities and Exchange Commission ("SEC"). The SEC maintains an Internet website at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically.

We make available, free of charge, through our website, and by responding to requests addressed to our senior vice president of investor relations, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports. These reports are available as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Our website address is: www.kellyservices.com. The information contained on our website, or on other websites linked to our website, is not part of this report.

ITEM 1A. RISK FACTORS.

Risks Related to Macroeconomic Conditions

Our business is significantly affected by fluctuations in general economic conditions.

Demand for staffing services is significantly affected by the general level of economic activity and employment in the United States and the other countries in which we operate. When economic activity increases, temporary employees are often added before full-time employees are hired. As economic activity slows, however, many companies reduce their use of temporary employees before laying off full-time employees. Customer responses to real or perceived economic conditions, including perceptions related to market conditions, labor supply and inflation, could negatively impact customer behavior. Significant swings in economic activity historically have had a disproportionate impact on staffing industry volumes. We may not fully benefit from times of increased economic activity should we experience shortages in the supply of temporary employees. We may also experience more competitive pricing pressure and slower customer payments during periods of economic downturn. A substantial portion of our revenues and earnings are generated by our business operations in the United States. Any significant economic downturn in the United States or certain other countries in which we operate could have a material adverse effect on our business, financial condition and results of operations.

Our business has been adversely impacted by the novel coronavirus (COVID-19) outbreak and could be impacted by future outbreaks.

The emergence of new strain(s) of COVID-19 that are more deadly, contagious, or vaccine resistant, or a decline in the effectiveness of vaccines or treatment regimens could result in another economic downturn, a decline in demand for our services, or increased worker absenteeism. Likewise, the financial viability of third parties on which we rely to provide staffing services or manage critical business functions could also be impacted by further negative COVID-19 developments.

Our stock price may be subject to significant volatility and could suffer a decline in value.

The market price of our common stock may be subject to significant volatility. We believe that many factors, including several which are beyond our control, have a significant effect on the market price of our common stock. These include:

- actual or anticipated variations in our quarterly operating results;
- announcements of new services by us or our competitors;
- announcements relating to strategic relationships, acquisitions or divestitures;
- changes in financial estimates by securities analysts;
- changes in general economic conditions;
- actual or anticipated changes in laws and government regulations;
- commencement of, or involvement in, litigation;
- any major change in our board or management;
- changes in industry trends or conditions; and
- sales of significant amounts of our common stock or other securities in the market.

In addition, the stock market in general, and the NASDAQ Global Market in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, securities class action litigation has often been instituted following periods of volatility in the market price of a company's securities. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of our management's attention and resources. Further, our operating results may be below the expectations of securities analysts or investors. In such event, the price of our common stock may decline.

Risks Related to our Industry Segment

We operate in a highly competitive industry with low barriers to entry and may be unable to compete successfully against existing or new competitors.

The worldwide staffing services market is highly competitive with limited barriers to entry. We compete in global, national, regional and local markets with full-service and specialized temporary staffing and consulting companies. Randstad, Adecco Group, ManpowerGroup Inc. and Allegis Group are considerably larger than we are and have more substantial marketing and financial resources. Additionally, the emergence of online staffing platforms or other forms of disintermediation may pose a competitive threat to our services, which operate under a more traditional staffing business model. Price competition in the staffing industry is intense, particularly for the provision of office clerical, light industrial and education personnel. We expect that the level of competition will remain high, which could limit our ability to maintain or increase our market share or profitability.

The number of customers distributing their staffing service purchases among a broader group of competitors continues to increase which, in some cases, may make it more difficult for us to obtain new customers, or to retain or maintain our current share of business, with existing customers. We also face the risk that our current or prospective customers may decide to provide similar services internally. As a result, there can be no assurance that we will not encounter increased competition in the future.

Technological advances may significantly disrupt the labor market and weaken demand for human capital.

Our success is directly dependent on our customers' demands for talent. As technology continues to evolve, more tasks currently performed by people may be replaced by automation, robotics, machine learning, artificial intelligence, and other technological advances outside of our control. This trend poses a risk to the staffing industry, particularly in lower-skill job categories that may be more susceptible to such replacement. If we are unsuccessful in responding to this potential shift in customer demand due to advancing technology it could have a material adverse effect on our results of operations and financial condition.

Competition rules arising from government legislation, litigation or regulatory activity may limit how we structure and market our services.

As a leading staffing and recruiting company, we are closely scrutinized by government agencies under U.S. and foreign competition laws. An increasing number of governments are regulating competition law activities, leading to increased scrutiny. Some jurisdictions also allow competitors or consumers to assert claims of anti-competitive conduct.

The European Commission and its various competition authorities have targeted industry trade associations in which we participate, resulting in the assessment of fines against our business in the past. Although we have safeguards in place to comply with competition laws, there can be no guarantee that such safeguards will be successful. Any government regulatory actions may result in fines and penalties or hamper our ability to provide the cost-effective benefits to consumers and businesses, reducing the attractiveness of our services and the revenues that come from them. New competition law actions could be initiated. The outcome of such actions, or steps taken to avoid them, could adversely affect us in a variety of ways, including:

- We may have to choose between withdrawing certain services from certain geographies to avoid fines or designing and developing alternative versions of those services to comply with government rulings, which may entail a delay in a service delivery.
- Adverse rulings may act as precedent in other competition law proceedings.

Our business is subject to extensive government regulation, which may restrict the types of employment services we are permitted to offer or result in additional or increased taxes, including payroll taxes or other costs that reduce our revenues and earnings.

The temporary employment industry is heavily regulated in many of the countries in which we operate. Changes in laws or government regulations may result in prohibition or restriction of certain types of employment services we are permitted to offer or the imposition of new or additional benefit, licensing or tax requirements that could reduce our revenues and earnings. In particular, we are subject to state unemployment taxes in the U.S., which typically increase during periods of increased levels of unemployment. We also receive benefits, such as the work opportunity income tax credit in the U.S., that regularly expire and may not be reinstated. There can be no assurance that we will be able to increase the fees charged to our customers in a timely manner and in a sufficient amount to fully cover increased costs as a result of any changes in laws or government regulations. Any future changes in laws or government regulations, or interpretations thereof, including additional laws and regulations enacted at a local level may make it more difficult or expensive for us to provide staffing services and could have a material adverse effect on our business, financial condition and results of operations.

Unexpected changes in claim trends on our workers' compensation, unemployment, disability and medical benefit plans may negatively impact our financial condition.

We self-insure, or otherwise bear financial responsibility for, a significant portion of expected losses under our workers' compensation program, disability and medical benefits claims. Unexpected changes in claim trends, including the severity and frequency of claims, actuarial estimates and medical cost inflation, could result in costs that are significantly different than initially reported. If future claims-related liabilities increase due to unforeseen circumstances, or if we must make unfavorable adjustments to accruals for prior accident years, our costs could increase significantly. In addition, unemployment insurance costs are dependent on benefit claims experience from employees which may vary from current levels and result in increased costs. There can be no assurance that we will be able to increase the fees charged to our customers in a timely manner and in a sufficient amount to cover increased costs as a result of any changes in claims-related liabilities.

We may have additional tax liabilities that exceed our estimates.

We are subject to a multitude of federal, state, local, and foreign taxes in the jurisdictions in which we operate. Our tax expense could be materially impacted by changes in tax laws in these jurisdictions, changes in the valuation of deferred tax assets and liabilities or changes in the mix of income by country. The overall size of our workforce and visibility of our industry may make it more likely we become a target of government investigations, and we are regularly subject to audit by tax authorities. Although we believe our tax estimates are reasonable, the final determination of audits and any related litigation could be materially different from our historical tax provisions and accruals. The results of an audit or litigation could materially harm our business.

Risks Related to Strategy and Execution

Our future performance depends on the Company's effective execution of our business strategy.

The performance of the Company's business is dependent on our ability to effectively execute our growth strategy. Our strategy includes targeted investments in select specialty areas, focusing on growth platforms and implementation of a cost-effective operating model to bridge our strategy to execution. If we are unsuccessful in executing our strategy, we may not achieve either our stated goal of revenue growth or the intended productivity improvements, which could negatively impact profitability. Even if effectively executed, our strategy may be insufficient considering changes in market conditions, technology, competitive pressures or other external factors.

If we fail to successfully develop new service offerings, we may be unable to retain and acquire customers, resulting in a decline in revenues.

The Company's successful execution of our growth strategy requires that we match evolving customer expectations with evolving service offerings. The development of new service offerings requires accurate anticipation of customer needs and emerging technology and workforce trends. We must make long-term investments in our information technology infrastructure and commit resources to development efforts before knowing whether these investments will result in service offerings that achieve customer acceptance and generate the revenues required to provide desired returns. If we fail to accurately anticipate and meet our customers' needs through the development of new service offerings or do not successfully deliver new service offerings, our competitive position could weaken, causing a material adverse effect on our results of operations and financial condition.

A loss of major customers or a change in such customers' buying behavior or economic strength could have a material adverse effect on our business.

We serve many large corporate customers through high volume service agreements. While we intend to maintain or increase our revenues and earnings from our major corporate customers, we are exposed to risks arising from the possible loss of major customer accounts. A change in labor strategy or the deterioration of the financial condition or business prospects of these customers could reduce their need for our services and result in a significant decrease in the revenues and earnings we derive from these customers. Such change could occur due to factors in our customers' control but also could occur due to economic, social, climate, or political factors outside of our customers' control. Our customers are also exposed to third-party risk through their use of vendors and suppliers which, in the event of a third-party incident at a customer, could result in a deterioration in their financial condition. Continuing merger and acquisition activity involving our large corporate customers could put existing business at risk or impose additional pricing pressures. Since receipts from customers generally lag payroll to temporary employees, the bankruptcy of a major customer could have a material adverse impact on our ability to meet our working capital requirements. The expansion of payment terms may extend our working capital requirements and reduce available capital for investment. Additionally, most of our customer contracts can be terminated by the customer on short notice without penalty. This creates uncertainty with respect to the revenues and earnings we may recognize with respect to our customer contracts.

Our business with large customer accounts reflects a market-driven shift in buying behaviors in which reliance on a small number of staffing partners has shifted to reliance upon a network of talent providers. The movement from single-sourced to competitively sourced staffing contracts may also substantially reduce our future revenues from such customers. While Kelly has sought to address this trend, including providing MSP services within our OCG segment, we may not be selected or retained as the MSP by our large customers. This may result in a material decrease in the revenue we derive from providing staffing services to such customers. In addition, revenues may be materially impacted from our decision to exit customers due to pricing pressure or other business factors.

Our business with the federal government and government contractors presents additional risk considerations. We must comply with laws and regulations relating to the formation, administration and performance of federal government contracts. Failure to meet these obligations could result in civil penalties, fines, suspension of payments, reputational damage, disqualification from doing business with government agencies and other sanctions or adverse consequences. Government procurement practices may change in ways that impose additional costs or risks upon us or pose a competitive disadvantage. Our employees may be unable to obtain or retain the security clearances necessary to conduct business under certain contracts, or we could lose or be unable to secure or retain a necessary facility clearance. Government agencies may temporarily or permanently lose funding for awarded contracts, or there could be delays in the start-up of projects already awarded and funded.

We are at risk of damage to our brands, which are important to our success.

Our success depends, in part, on the value associated with our brands. Because we assign employees to work under the direction and supervision of our customer at work locations not under Kelly's control, we are at risk of our employees engaging in unauthorized conduct that could harm our reputation. Our Education segment is particularly susceptible to this exposure. Any incident, act or omission that damages Kelly's reputation could cause the loss of current and future customers, additional regulatory scrutiny and liability to third parties, which could negatively impact profitability.

As we increasingly offer services outside the realm of traditional staffing, including business process outsourcing and services intended to connect talent to independent work, we are exposed to additional risks which could have a material adverse effect on our business.

Our business strategy focuses on driving profitable growth in key specialty areas, including through business process outsourcing arrangements, where we provide operational management of our customers' non-core functions or departments. This could expose us to certain risks unique to that business, including product liability or product recalls. As the nature of work changes, we deliver services that connect talent to independent work with our customers and expose the Company to risks of misclassifying workers, which could result in regulatory audits and penalties. Although we have internal vetting processes intended to control such risks, there is no assurance that these processes will be effective or that we will be able to identify these potential risks in a timely manner. Our specialties also include professional services where errors or omissions by employees or independent contractors can result in substantial injury or damages. We attempt to mitigate and transfer such risks through contractual arrangements with our customers and suppliers; however, these services may give rise to liability claims and litigation. While we maintain insurance in types and amounts we believe are appropriate for the contemplated risks, there is no assurance that such insurance coverage will remain available on reasonable terms or be sufficient in amount or scope.

We are increasingly dependent on third parties for the execution of critical functions.

We rely on third parties to support critical functions within our operations, including portions of our technology infrastructure, vendor management, customer relationship management, and applicant tracking systems. If we are unable to contract with third parties having the specialized skills needed to support our growth strategies or integrate their products and services with our business, or if they fail to meet our performance requirements, the results of operations could be adversely impacted. We also rely on supplier partnerships to deliver our services to customers in certain territories. If our suppliers fail to meet our standards and expectations or are unfavorably regarded by our customers, our ability to discontinue the relationship may be limited and could result in reputational damage, customer loss, and adversely affect our results of operations. The failure or inability to perform on the part of one or more of these critical suppliers or partners could cause significant disruptions and increased costs.

Our information technology strategy may not yield its intended results.

Our information technology strategy includes improvements to our applicant onboarding and tracking systems, order management, and improvements to financial processes such as billing and accounts payable through system consolidation and upgrades. We do not use a single enterprise resource planning system, which limits our ability to react to evolving technology and customer expectations and increases the amount of investment and effort necessary to provide global service integration to our customers. Although the technology strategy is intended to increase productivity and operating efficiencies, these initiatives may not yield their intended results. Any delays in completing, or an inability to successfully complete, these technology initiatives or an inability to achieve the anticipated efficiencies could adversely affect our operations, liquidity and financial condition. Some of the initiatives are dependent on the products and services of third party vendors. If our vendors are unable to provide these services, or fail to meet our standards and expectations, we could experience business interruptions or data loss which could have a material adverse effect on our business, financial condition and results of operations.

Past and future acquisitions may not be successful.

As a part of our growth strategy, we continue to monitor the market for acquisition targets to bolster our inorganic growth aspirations. Acquisitions involve a number of risks, including the diversion of management's attention from its existing operations, the failure to retain key personnel or customers of an acquired business, the failure to realize anticipated benefits such as cost savings and revenue enhancements, potential substantial transaction costs associated with acquisitions, the assumption of unknown liabilities of the acquired business and the inability to successfully integrate the business into our operations. There can be no assurance that any past or future acquired businesses will generate anticipated revenues or earnings.

Further, acquisitions result in goodwill and intangible assets which have the risk of impairment if the future operating results and cash flows of such acquisitions are lower than our initial estimates. In the event that we determine that there is an impairment, we may be required to record a significant non-cash charge to earnings that could adversely affect our results of operations. In 2022, changes in market conditions related to demand in hiring in the high-tech industry and slowing growth in RPO more broadly, resulted in a goodwill impairment charge of $41.0 million.

Certain equity investments may expose us to additional risks and uncertainties.

We participate, or may participate in the future, in certain investments in equity affiliates, such as joint ventures or other investments with strategic partners, including PersolKelly Pte. Ltd. These investments or arrangements expose us to a number of risks, including the risk that the management of the investment or combined venture may not be able to fulfill their performance obligations under the management agreements or that the joint venture parties may be incapable of providing the required financial support. Additionally, improper, illegal or unethical actions by the investment or venture management could have a negative impact on the reputation of the investment or venture and our Company.

Risks Related to Operating a Global Enterprise

We conduct a significant portion of our operations outside of the United States and we are subject to risks relating to our international business activities, including fluctuations in currency exchange rates and numerous legal and regulatory requirements.

We conduct our business in major staffing markets throughout the world. Our operations outside the United States are subject to risks inherent in international business activities, including:

- fluctuations in currency exchange rates;
- restrictions or limitations on the transfer of funds;
- government intrusions including asset seizures, expropriations or de facto control;
- varying economic and geopolitical conditions;
- differences in cultures and business practices;
- differences in employment and tax laws and regulations;
- differences in accounting and reporting requirements;
- differences in labor and market conditions;
- compliance with trade sanctions;
- changing and, in some cases, complex or ambiguous laws and regulations; and
- litigation, investigations and claims.

Our operations outside the United States are reported in the applicable local currencies and then translated into U.S. dollars at the applicable currency exchange rates for inclusion in our consolidated financial statements. Exchange rates for currencies of these countries may fluctuate in relation to the U.S. dollar and these fluctuations may have an adverse or favorable effect on our operating results when translating foreign currencies into U.S. dollars.

Our international operations subject us to potential liability under anti-corruption, trade protection, and other laws and regulations.

The Foreign Corrupt Practices Act and other anti-corruption laws and regulations ("Anti-Corruption Laws") prohibit corrupt payments by our employees, vendors, or agents. While we devote substantial resources to our global compliance programs and have implemented policies, training, and internal controls designed to reduce the risk of corrupt payments, our employees, vendors, or agents may violate our policies. Our failure to comply with Anti-Corruption Laws could result in significant fines and penalties, criminal sanctions against us, our officers or our employees, prohibitions on the conduct of our business, and damage to our reputation. Operations outside the U.S. may be affected by changes in trade protection laws, policies and measures, and other regulatory requirements affecting trade and investment. As a result, we may be subject to legal liability and reputational damage.

Risks Related to Human Capital

We depend on our ability to attract, develop and retain qualified permanent full-time employees.

As we aim to expand the number of clients utilizing our higher margin specialty solutions in support of our growth strategy, we are highly reliant on individuals who possess specialized knowledge and skills to lead related specialty solutions and operations. Social, political and financial conditions can negatively impact the availability of qualified personnel. Competition for individuals with proven specialized knowledge and skills is intense, and demand for these individuals is expected to remain strong in the foreseeable future. Our success is dependent on our ability to attract, develop and retain these employees.

We depend on our ability to attract and retain qualified temporary personnel (employed directly by us or through third-party suppliers).

We depend on our ability to attract qualified temporary personnel who possess the skills and experience necessary to meet the staffing requirements of our customers. We must continually evaluate our base of available qualified personnel to keep pace with changing customer needs. Competition for individuals with proven professional skills is intense, and demand for these individuals is expected to remain strong for the foreseeable future. Low unemployment, as well as social, political and financial conditions can negatively impact the amount of qualified personnel available to meet the staffing requirements of our customers. There can be no assurance that qualified personnel will continue to be available in sufficient numbers and on terms of employment acceptable to us and our customers. Our success is substantially dependent on our ability to recruit and retain qualified temporary personnel.

We may be exposed to employment-related claims and losses, including class action lawsuits and collective actions, which could have a material adverse effect on our business.

We employ and assign personnel in the workplaces of other businesses. The risks of these activities include possible claims relating to:

- discrimination and harassment;
- wrongful termination or retaliation;
- violations of employment rights related to employment screening or privacy issues;
- apportionment between us and our customer of legal obligations as an employer of temporary employees;
- classification of workers as employees or independent contractors;
- employment of unauthorized workers;
- violations of wage and hour requirements;
- entitlement to employee benefits, including health insurance and retroactive benefits;
- failure to comply with leave policy and other labor requirements; and
- errors and omissions by our temporary employees, particularly for the actions of professionals such as engineers, therapists, accountants, teachers and scientists.

We are also subject to potential risks relating to misuse of customer proprietary information, misappropriation of funds, death or injury to our employees, damage to customer facilities due to negligence of temporary employees, criminal activity and other similar occurrences. We may incur fines and other losses or negative publicity with respect to these risks. In addition, these occurrences may give rise to litigation, which could be time-consuming and expensive. In the U.S. and certain other countries in which we operate, new employment and labor laws and regulations have been proposed or adopted that may increase the potential exposure of employers to employment-related claims and litigation. In addition, such laws and regulations are arising with increasing frequency at the state and local level in the U.S. and the resulting inconsistency in such laws and regulations results in additional complexity. There can be no assurance that the corporate policies and practices we have in place to help reduce our exposure to these risks will be effective or that we will not experience losses as a result of these risks. Although we maintain insurance in types and amounts we believe are appropriate in light of the aforementioned exposures, there can also be no assurance that such insurance policies will remain available on reasonable terms or be sufficient in amount or scope of coverage. Additionally, should we have a material inability to produce records as a consequence of litigation or a government investigation, the cost or consequences of such matters could become much greater.

Risks Related to Cyber Security and Data Privacy

Damage to our key data centers could affect our ability to sustain critical business applications.

Many business processes critical to our continued operation are hosted in outsourced facilities in America, Europe and Asia. Certain other processes are hosted at our corporate headquarters complex or occur in cloud-based computer environments. These critical processes include, but are not limited to, payroll, customer reporting, and order management. Although we have taken steps to protect all such instances by establishing robust data backup and disaster recovery capabilities, the loss of these data centers or access to the cloud-based environments could create a substantial risk of business interruption which could have a material adverse effect on our business, financial condition and results of operations.

A failure to maintain the privacy of information entrusted to us could have significant adverse consequences.

In the normal course of business we control, process, or have access to personal information regarding our own employees or employment candidates, as well as that of many of our customers or managed suppliers. Information concerning these individuals may also reside in systems controlled by third parties for purposes such as employee benefits and payroll administration. The legal and regulatory environment concerning data privacy is becoming more complex and challenging, and the potential consequences of non-compliance have become more severe. The European Union's General Data Protection Regulation, the California Consumer Privacy Act and similar laws impose additional compliance requirements related to the collection, use, processing, transfer, disclosure, and retention of personal information, which can increase operating costs and resources to accomplish. Any failure to abide by these regulations or to protect such personal information from inappropriate access or disclosure, whether through social engineering or by accident or other cause, could have severe consequences including fines, litigation, regulatory sanctions, reputational damage, and loss of customers or employees. Although we have a program designed to preserve the privacy rights of the personal data that we control or process, as well as personal data that we entrust to third parties, there can be no assurance that our program will meet all current and future regulatory requirements, anticipate all potential methods of unauthorized access, or prevent all inappropriate disclosures. Our insurance coverage may not be sufficient to cover all such costs or consequences, and there can be no assurance that any insurance that we now maintain will remain available under acceptable terms.

Cyberattacks or other breaches of network or information technology security could have an adverse effect on our systems, services, reputation and financial results.

We rely upon multiple information technology systems and networks, some of which are web-based or managed by third parties, to process, transmit, and store electronic information and to manage or support a variety of critical business processes and activities. Our networks and applications are increasingly accessed from locations and by devices not within our physical control, and the specifics of our technology systems and networks may vary by geographic region. In the course of ordinary business, we may store or process proprietary or confidential information concerning our business and financial performance and current, past or prospective employees, customers, vendors and managed suppliers. The secure and consistent operation of these systems, networks and processes is critical to our business operations. Moreover, our temporary employees may be exposed to, or have access to, similar information in the course of their customer assignments. We routinely experience cyberattacks, which may include the use or attempted use of malware, ransomware, computer viruses, phishing, social engineering schemes and other means of attempted disruption or unauthorized access. Additionally, the rapid pace of change in information security and cyber security threats could result in a heightened threat level for us or companies in our industry with little notice. Our relationships with third parties, including suppliers we manage, customers, and vendors creates potential avenues for malicious actors to initiate a supply chain attack. Even in instances where we are not a target of a malicious actor, we could be exposed to risk due to our relationships and business processes with these third parties.

The actions we take to reduce the risk of impairments to our operations or systems and breaches of confidential or proprietary data may not be sufficient to prevent or repel future cyber events or other impairments of our networks or information technologies. An event involving the destruction, modification, accidental or unauthorized release, or theft of sensitive information from systems related to our business, or an attack that results in damage to or unavailability of our key technology systems or those of critical vendors (e.g., ransomware), could result in damage to our reputation, fines, regulatory sanctions or interventions, contractual or financial liabilities, additional compliance and remediation costs, loss of employees or customers, loss of payment card network privileges, operational disruptions and other forms of costs, losses or reimbursements, any of which could materially adversely affect our operations or financial condition. Our cyber security and business continuity plans, and those of our third parties with whom we do business, may not be effective in anticipating, preventing and effectively responding to all potential cyber risk exposures. Our insurance coverage may not be sufficient to cover all such costs or consequences, and there can be no assurance that any insurance that we now maintain will remain available under acceptable terms.

Risks Related to Our Capital Structure

Our controlling stockholder exercises voting control over our company and has the ability to elect or remove from office all of our directors.

The Terence E. Adderley Revocable Trust K ("Trust K") which became irrevocable upon the death of Terence E. Adderley on October 9, 2018, is our controlling stockholder. In accordance with the provisions of Trust K, William U. Parfet, David M. Hempstead and Andrew H. Curoe were appointed as successor trustees of the trust. Mr. Parfet is the brother of Donald R. Parfet, the Chairman of the board of directors of the Company. The trustees, acting by majority vote, have sole investment and voting power over the shares of Class B common stock held by Trust K, which represent approximately 93.5% of the outstanding Class B shares. The voting rights of our Class B common stock are perpetual, and our Class B common stock is not subject to transfer restrictions or mandatory conversion obligations under our certificate of incorporation or bylaws.

Our Class B common stock is the only class of our common stock entitled to voting rights. The trustees of Trust K are therefore able to exercise voting control with respect to all matters requiring stockholder approval, including the election or removal from office of all members of the Company's board of directors.

We are not subject to certain of the listing standards that normally apply to companies whose shares are quoted on the NASDAQ Global Market.

Our Class A and Class B common stock are quoted on the NASDAQ Global Market. Under the listing standards of the NASDAQ Global Market, we are deemed to be a "controlled company" due to Trust K having voting power with respect to more than fifty percent of our outstanding voting stock. A controlled company is not required to have a majority of its board of directors comprised of independent directors. Director nominees are not required to be selected or recommended for the board's selection by a majority of independent directors or a nominations committee comprised solely of independent directors, nor do the NASDAQ Global Market listing standards require a controlled company to certify the adoption of a formal written charter or board resolution, as applicable, addressing the nominations process. A controlled company is also exempt from NASDAQ Global Market's requirements regarding the determination of officer compensation by a majority of independent directors or a compensation committee comprised solely of independent directors. A controlled company is required to have an audit committee composed of at least three directors who are independent as defined under the rules of both the SEC and the NASDAQ Global Market. The NASDAQ Global Market further requires that all members of the audit committee have the ability to read and understand fundamental financial statements and that at least one member of the audit committee possess financial sophistication. The independent directors must also meet at least twice a year in meetings at which only they are present.

We currently comply with the listing standards of the NASDAQ Global Market that do not apply to controlled companies. Our compliance is voluntary, however, and there can be no assurance that we will continue to comply with these standards in the future.

Provisions in our certificate of incorporation and bylaws and Delaware law may delay or prevent an acquisition of our Company.

Our restated certificate of incorporation and bylaws contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. For example, if a potential acquirer were to make a hostile bid for us, the acquirer would not be able to call a special meeting of stockholders to remove our board of directors or act by written consent without a meeting. The acquirer would also be required to provide advance notice of its proposal to replace directors at any annual meeting and would not be able to cumulate votes at a meeting, which would require the acquirer to hold more shares to gain representation on the board of directors than if cumulative voting were permitted.

Our board of directors also has the ability to issue additional shares of common stock which could significantly dilute the ownership of a hostile acquirer. In addition, Section 203 of the Delaware General Corporation Law limits mergers and other business combination transactions involving 15 percent or greater stockholders of Delaware corporations unless certain board or stockholder approval requirements are satisfied. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation.

Our board of directors could choose not to negotiate with an acquirer that it did not believe was in our strategic interests. If an acquirer is discouraged from offering to acquire us or prevented from successfully completing a hostile acquisition by these or other measures, our shareholders could lose the opportunity to sell their shares at a favorable price.

The holders of shares of our Class A common stock are not entitled to voting rights.

Under our certificate of incorporation, the holders of shares of our Class A common stock are not entitled to voting rights, except as otherwise required by Delaware law. As a result, Class A common stockholders do not have the right to vote for the election of directors or in connection with most other matters submitted for the vote of our stockholders, including mergers and certain other business combination transactions involving the Company.

We may not be able to realize value from, or otherwise preserve and utilize, our tax credit and net operating loss carryforwards.

Provisions in U.S. and foreign tax law could limit the use of tax credit and net operating loss carryforwards in the event of an ownership change. In general, an ownership change occurs under U.S. tax law if there is a change in the corporation's equity ownership that exceeds 50% over a rolling three-year period. If we experience an ownership change, inclusive of our Class A and Class B common stock, our tax credit and net operating loss carryforwards generated prior to the ownership change may be subject to annual limitations that could reduce, eliminate or defer their utilization. Such limitation could materially impact our financial condition and results of operations.

Failure to maintain specified financial covenants in our bank credit facilities, or credit market events beyond our control, could adversely restrict our financial and operating flexibility and subject us to other risks, including risk of loss of access to capital markets.

Our bank credit facilities contain covenants that require us to maintain specified financial ratios and satisfy other financial conditions. During 2022, we met all of the covenant requirements. Our ability to continue to meet these financial covenants, particularly with respect to interest coverage (see Debt footnote in the notes to our consolidated financial statements), cannot be assured. If we default under this or any other of these requirements, the lenders could declare all outstanding borrowings, accrued interest and fees to be due and payable or significantly increase the cost of the facility. Additionally, our credit facilities contain cross-default provisions. In these circumstances, there can be no assurance that we would have sufficient liquidity to repay or refinance this indebtedness at favorable rates or at all. Events beyond our control could result in the failure of one or more of our banks, reducing our access to liquidity and potentially resulting in reduced financial and operating flexibility. If broader credit markets were to experience dislocation, our potential access to other funding sources would be limited.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

Our headquarters is a leased facility located in Troy, Michigan and is available to our corporate, subsidiary and divisional employees. We also conduct business operations in both the U.S. and international locations in additional leased facilities. Since 2020, the majority of our internal employees have also conducted business remotely as part of our flexible work policy.

ITEM 3. LEGAL PROCEEDINGS.

The Company is continuously engaged in litigation, threatened ligation, claims, audits or investigations arising in the ordinary course of its business, such as matters alleging employment discrimination, wage and hour violations, claims for indemnification or liability, violations of privacy rights, anti-competition regulations, commercial and contractual disputes, and tax related matters which could result in a material adverse outcome. We record accruals for loss contingencies when we believe it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Such accruals are recorded in accounts payable and accrued liabilities and in accrued workers' compensation and other claims in the consolidated balance sheet. The Company maintains insurance coverage which may cover certain claims. When claims exceed the applicable policy deductible and realization of recovery of the claim from existing insurance policies is deemed probable, the Company records receivables from the insurance company for the excess amount, which are included in prepaid expenses and other current assets and other assets in the consolidated balance sheet.

While the outcome of these matters currently pending cannot be predicted with certainty, we believe that the resolution of any such proceedings will not have a material adverse effect on our financial condition, results of operations or cash flows.

In January 2018, the Hungarian Competition Authority initiated proceedings against a local industry trade association and its members, due to alleged infringement of national competition regulations. The Authority announced its decision on December 18, 2020, levying a fine against the trade association with joint and several secondary liability placed on the 20 member companies. Our apportioned secondary liability as a member company is approximately $300,000. The matter is still pending. Certain member companies exercised their right to challenge the decision, which could impact the apportionment. The Company does not believe that resolution of this matter will have a material adverse effect upon the Company's competitive position, results of operations, cash flows or financial position.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information and Dividends

Our Class A and Class B common stock is traded on the NASDAQ Global Market under the symbols "KELYA" and "KELYB," respectively. The high and low selling prices for our Class A common stock and Class B common stock as quoted by the NASDAQ Global Market and the dividends paid on the common stock for each quarterly period in the last two fiscal years are reported in the table below. Our ability to pay dividends is subject to compliance with certain financial covenants contained in our debt facilities, as described in the Debt footnote in the notes to our consolidated financial statements.

	Per share amounts (in dollars)				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2022					
Class A common					
High	$ 23.00	$ 21.69	$ 22.56	$ 18.78	$ 23.00
Low	16.22	16.73	13.41	13.64	13.41
Class B common					
High	22.30	21.77	26.64	18.63	26.64
Low	16.74	17.01	13.64	14.04	13.64
Dividends	0.05	0.075	0.075	0.075	0.275
2021					
Class A common					
High	$ 23.90	$ 26.98	$ 25.00	$ 20.87	$ 26.98
Low	19.13	22.51	18.58	15.88	15.88
Class B common					
High	57.46	60.00	24.70	21.27	60.00
Low	18.00	22.15	17.95	16.63	16.63
Dividends	—	—	0.05	0.05	0.10

Holders

The number of holders of record of our Class A and Class B common stock were approximately 10,500 and 700, respectively, as of January 30, 2023.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

During the fourth quarter of 2022, we reacquired shares of our Class A common stock as follows:

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) That May Yet Be Purchased Under the Plans or Programs
				(in millions of dollars)
October 3, 2022 through November 6, 2022	143	$ 14.53	—	$ —
November 7, 2022 through December 4, 2022	68,238	16.90	68,114	48.8
December 5, 2022 through January 1, 2023	408,607	16.41	406,530	42.2
Total	476,988	$ 16.48	474,644	

On November 9, 2022, the Company's board of directors approved a plan for the Company to repurchase shares of its Class A common stock with a market value not to exceed $50.0 million through transactions executed in the open market within one year. We may also reacquire shares outside the program in connection with shares sold to cover employee tax withholdings due upon the vesting of restricted stock held by employees. Accordingly, 2,344 shares were reacquired in transactions outside the repurchase program during the Company's fourth quarter.

Performance Graph

The following graph compares the cumulative total return of our Class A common stock with that of the S&P SmallCap 600 Index and the S&P 1500 Human Resources and Employment Services Index for the five years ended December 31, 2022. The graph assumes an investment of $100 on December 31, 2017 and that all dividends were reinvested.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
Assumes Initial Investment of $100
December 31, 2017 – December 31, 2022



	2017	2018	2019	2020	2021	2022
Kelly Services, Inc.	$ 100.00	$ 76.01	$ 84.84	$ 77.59	$ 63.59	$ 65.03
S&P SmallCap 600 Index	$ 100.00	$ 91.52	$ 112.37	$ 125.05	$ 158.59	$ 133.06
S&P 1500 Human Resources and Employment Services Index	$ 100.00	$ 83.73	$ 102.81	$ 103.69	$ 156.71	$ 117.07

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Executive Overview

In 2022, Kelly moved forward on its strategic growth journey amid a dynamic macroeconomic environment in the first half of the year. As the year progressed, a mixed pattern of revenue growth and deceleration emerged and persisted through the balance of 2022 driven by rising inflation, increasing interest rates and heightened economic uncertainty. Consequently, a growing number of employers scaled back or paused hiring – and in some cases reduced the size of their workforces – to align their costs with declining growth. Notwithstanding these dynamics, the labor market remained tight. The economy continued to add jobs – albeit at a slightly slower pace to end the year – and unemployment remained at historically low levels, which contributed to ongoing challenges with sourcing talent.

By executing our strategy in a disciplined manner and focusing on factors within our control, we managed through these ongoing headwinds and achieved solid growth over the prior year.

- We increased total company revenue driven by top-line growth in our Education, SET and OCG business units.
- Our more profitable outcome-based solutions demonstrated resilience amid macroeconomic headwinds and generated solid revenue and gross profit growth.
- Each of our five business units expanded its gross profit rate, reflecting our ongoing drive to shift toward a higher-margin, higher-value business mix.
- Excluding the impact of goodwill impairment charges and a loss on the disposal of our Russian operations, we improved earnings from operations, demonstrating our ability to effectively translate gross margin expansion to earnings growth.

2022 was also a year in which we accelerated our transformation and streamlined our portfolio.

- We ended the cross-ownership arrangement between Kelly and Persol Holdings – selling our investment in the common shares of Persol Holdings and repurchasing our Class A and B common shares held by Persol Holdings – and reduced our ownership interest in our PersolKelly joint venture, unlocking $235 million of liquidity.
- We redeployed a portion of the net proceeds from these transactions to advance our inorganic growth strategy, while preserving the remaining capital to pursue additional high-margin, high-growth acquisitions in the future.
- We monetized non-core real estate holdings, unlocking more capital to invest in growth initiatives.
- We acted decisively to transfer ownership of our Russian operations to a Russian company.
- We increased our dividend to its pre-pandemic level and authorized a $50 million repurchase of outstanding Class A common shares.

Together, these achievements and actions demonstrate our commitment to our specialty growth strategy and create long-term value for all our stakeholders.

As the macroeconomic situation unfolds in 2023, we will stay the course in our pursuit of profitable growth while proactively controlling costs to manage through this economic cycle. In each of our chosen specialties, we will continue to shift toward a business mix characterized not only by higher margins and value, but greater resilience to lessen the impact of market fluctuations. We also intend to drive inorganic growth using our available capital to pursue additional high-quality acquisitions in Education, SET and OCG. Finally, we will continue to invest in technology and new products that will improve the talent and customer experience, increase efficiency and enable organic growth. Together, these actions will ensure that we continue to move forward on our strategic journey in pursuit of profitable, specialty growth.

Financial Measures

The constant currency ("CC") change amounts in the following tables refer to the year-over-year percentage changes resulting from translating 2022 financial data into U.S. dollars using the same foreign currency exchange rates used to translate financial data for 2021. We believe that CC measurements are a useful measure, indicating the actual trends of our operations without distortion due to currency fluctuations. We use CC results when analyzing the performance of our segments and measuring our results against those of our competitors. Additionally, substantially all of our foreign subsidiaries derive revenues and incur cost of services and selling, general and administrative ("SG&A") expenses within a single country and currency which, as a result, provides a natural hedge against currency risks in connection with their normal business operations.

CC measures are non-GAAP measures and are used to supplement measures in accordance with GAAP (Generally Accepted Accounting Principles). Our non-GAAP measures may be calculated differently from those provided by other companies, limiting their usefulness for comparison purposes. Non-GAAP measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.

Reported and CC percentage changes were computed based on actual amounts in thousands of dollars.

Return on sales (earnings from operations divided by revenue from services) and conversion rate (earnings from operations divided by gross profit) are ratios used to measure the Company's operating efficiency.

EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDA margin (EBITDA divided by revenue from services) are measures used for understanding the Company's ability to generate cash flow and for judging overall operating performance.

NM (not meaningful) in the following tables is used in place of percentage changes where: the change is in excess of 500%, the change involves a comparison between earnings and loss amounts, or the comparison amount is zero.

Days sales outstanding ("DSO") represents the number of days that sales remain unpaid for the period being reported. DSO is calculated by dividing average net sales per day (based on a rolling three-month period) into trade accounts receivable, net of allowances at the period end. Although secondary supplier revenues are recorded on a net basis (net of secondary supplier expense), secondary supplier revenue is included in the daily sales calculation in order to properly reflect the gross revenue amounts billed to the customer.

Results of Operations

Total Company
(Dollars in millions)

	2022	2021	Change
Revenue from services	$4,965.4	$4,909.7	1.1 %
Gross profit	1,011.8	919.2	10.1
SG&A expenses excluding restructuring charges	943.5	866.6	8.9
Restructuring charges	—	4.0	NM
Total SG&A expenses	943.5	870.6	8.4
Goodwill impairment charge	(41.0)	—	NM
Loss on disposal	(18.7)	—	NM
Gain on sale of assets	6.2	—	NM
Earnings (loss) from operations	14.8	48.6	(69.7)
Gain (loss) on investment in Persol Holdings	(67.2)	121.8	NM
Loss on currency translation from liquidation of subsidiary	(20.4)	—	NM
Gain on insurance settlement	—	19.0	NM
Other income (expense), net	1.6	(3.6)	146.4
Earnings (loss) before taxes and equity in net earnings (loss) of affiliate	(71.2)	185.8	NM
Income tax expense (benefit)	(7.9)	35.1	(122.6)
Equity in net earnings (loss) of affiliate	0.8	5.4	(85.9)
Net earnings (loss)	$ (62.5)	$ 156.1	NM %
Gross profit rate	20.4 %	18.7 %	1.7 pts.
Conversion rate	1.5	5.3	(3.8)

The discussion that follows focuses on 2022 results compared to 2021. For a discussion of 2021 results compared to 2020, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended January 2, 2022, filed on February 17, 2022.

2022 vs. 2021

Revenue from services increased 1.1% on a reported basis and 3.2% on a constant currency basis, and reflects revenue increases in Education, Science, Engineering & Technology, and Outsourcing & Consulting operating segments, partially offset by declines in Professional & Industrial and International segments. Our first quarter 2021 acquisition of Softworld, a technology staffing and solutions firm, and our first quarter 2022 acquisition of RocketPower, an RPO solutions provider, and our second quarter 2022 acquisition of PTS, a specialty firm that provides in-school therapy services, added approximately 180 basis points to the revenue growth rate. Compared to 2021, revenue from staffing services decreased 1.2% and revenue from outcome-based services increased 6.3%. Permanent placement revenue, which is included in revenue from services, increased 18.9% from 2021.

Gross profit increased 10.1% on a reported basis and 12.1% on a constant currency basis on higher revenue volume, combined with an increase in the gross profit rate. The gross profit rate increased 170 basis points due primarily to favorable product mix, lower employee-related costs, higher permanent placement income and the impact of the acquisitions of Softworld, RocketPower and PTS, which generate higher gross profit rates. The gross profit rate increased in all operating segments. Permanent placement revenue, which is included in revenue from services and has very low direct costs of services, has a disproportionate impact on gross profit rates.

Total SG&A expenses increased 8.4% on a reported basis and 10.0% on a constant currency basis. Approximately 320 basis points of the year-over-year increase is attributable to the first quarter SG&A expenses for Softworld and the SG&A expenses for RocketPower and PTS, including amortization of intangibles and other operating expenses. The increase in SG&A

expenses also reflects increases in salary and related costs and increases in performance-based incentive compensation expenses.

The goodwill impairment charge relates to our RocketPower business, which delivers RPO services primarily to customers in the high-tech industry, and is included in the Outsourcing & Consulting segment. Changes in market conditions related to demand in hiring in the high-tech industry and slowing growth in RPO more broadly resulted in a goodwill impairment charge of $41.0 million in 2022.

Loss on disposal relates to our decision in May 2022 to sell our business in Russia. As a result, our Russian operations were classified as a held for sale disposal group and an impairment loss of $18.5 million representing the excess carrying value over the fair value of the net assets, less costs to sell, was recognized in the second quarter of 2022 with an additional loss of $0.2 million recognized in the third quarter upon completion of the transaction. Gain on sale of assets relates to the disposition of under-utilized real property located in the United States.

Earnings from operations for 2022 totaled $14.8 million, compared to earnings of $48.6 million in 2021. The decline is due primarily to the goodwill impairment charge and the loss on disposal, partially offset by higher gross profit, net of increased SG&A expenses and gain on sale of assets. Included in total earnings from operations in 2022 is approximately $14.4 million related to Softworld, RocketPower and PTS earnings from operations, inclusive of amortization of intangibles but excluding the RocketPower goodwill impairment charge, and $6.3 million in 2021 related to Softworld, inclusive of amortization of intangibles.

The loss on investment in Persol Holdings in 2022 represented the $52.4 million loss resulting from changes in the market price of our investment in the common stock of Persol Holdings up until the date of the transaction and the $14.8 million loss on sale, including transaction costs from the sale of the investment in an open-market transaction. The gain on the investment in Persol Holdings in 2021 resulted from changes in the quoted market price of the Persol Holdings common stock.

Loss on currency translation from liquidation of subsidiary represents the impact of the liquidation of our Kelly Japan subsidiary following the sale of the company's investment in Persol Holdings and the return of capital through a dividend payment to its U.S. parent.

The change in Other income (expense), net is primarily the result of $5.5 million of foreign exchange gains related to U.S.-denominated cash equivalents held by our Kelly Japan subsidiary following the sale of the Persol Holdings shares and prior to its dividend payment to the U.S. parent in the first quarter of 2022.

Income tax benefit was $7.9 million for 2022 and income tax expense was $35.1 million for 2021. 2022 benefited from lower pretax earnings, changes in the fair value of the Company's investment in Persol Holdings, and the impairment of tax deductible goodwill. These benefits were offset by the charge associated with tax exempt life insurance cash surrender value losses. Income tax expense for 2021 included charges from changes in the fair value of the Company's investment in Persol Holdings and the gain on insurance settlement. These amounts were offset by benefits from a change in tax rate in the United Kingdom and tax exempt life insurance cash surrender value gains.

Our tax expense is affected by recurring items, such as the amount of pretax income and its mix by jurisdiction, U.S. work opportunity credits and the change in cash surrender value of tax exempt investments in life insurance policies. It is also affected by discrete items that may occur in any given period but are not consistent from period to period, such as tax law changes, changes in judgment regarding the realizability of deferred tax assets, the tax effects of stock compensation and, prior to February 2022, changes in the fair value of the Company's investment in Persol Holdings which were treated as discrete since they could not be estimated.

The net loss for 2022 was $62.5 million, compared to net earnings of $156.1 million for 2021. This change was due to the Persol Holdings investment, including the first quarter 2022 sale and related impacts, the goodwill impairment charge, the loss on disposal related to the sale of our Russian operations, partially offset by improved gross profit in 2022 and the gain on sale of under-utilized real property in the United States.

Operating Results By Segment

(Dollars in millions)

	2022	2021	% Change
Revenue From Services:			
Professional & Industrial	$ 1,666.2	$ 1,837.4	(9.3) %
Science, Engineering & Technology	1,265.4	1,156.8	9.4
Education	636.2	416.5	52.7
Outsourcing & Consulting	468.0	432.1	8.3
International	932.2	1,067.8	(12.7)
Less: Intersegment revenue	(2.6)	(0.9)	182.8
Consolidated Total	$ 4,965.4	$ 4,909.7	1.1 %

2022 vs. 2021

Professional & Industrial revenue from services decreased 9.3%. The decrease was due primarily to a 12.4% decline in staffing services resulting from lower hours volume, partially offset by higher bill rates. Included in the decline in hours was the impact from a shift of a large staffing customer to a permanent placement model which resulted in lower staffing volume. Revenue from outcome-based services declined 0.3% due to lower demand for our call center specialty, partially offset by growth in other specialties.

Science, Engineering & Technology revenue from services increased 9.4% on a reported basis, which includes revenue from the acquisition of Softworld in the second quarter of 2021. Excluding the impact of the addition of Softworld revenue in the first quarter of 2022, the revenue growth was 6.1%, which was driven by increases in our outcome-based services as well as an increase in revenue in our staffing business coming from increases in bill rates and permanent placement income, partially offset by a decline in hours.

Education revenue from services increased 52.7%. The revenue increase includes the impact of the acquisition of PTS in May 2022. On an organic basis, revenue increased 45.9% reflecting increased demand from existing customers, new customer wins and the impact of higher bill rates.

Outsourcing & Consulting revenue from services increased 8.3% on a reported basis, which includes the revenue from the acquisition of RocketPower in March 2022. On an organic basis, revenue growth was 2.7% due primarily to strong demand for RPO services, coupled with revenue growth in MSP, partially offset by declines in PPO revenue.

International revenue from services decreased 12.7% on a reported basis and decreased 4.7% in constant currency. The decrease was primarily the result of the sale of our Russian operations in July 2022, combined with revenue declines in Mexico due to the impact of legislation enacted in the third quarter of 2021, which placed restrictions on the staffing industry. Revenue in Europe decreased 9.2% on a reported basis and decreased 0.3% in constant currency, with the impact of the sale of our Russian operations nearly offset by growth in most geographies.

Operating Results By Segment (continued)
(Dollars in millions)

	2022	2021	Change
Gross Profit:			
Professional & Industrial	$ 302.5	$ 310.0	(2.4) %
Science, Engineering & Technology	297.0	253.9	17.0
Education	100.3	65.1	54.0
Outsourcing & Consulting	169.6	141.4	20.0
International	142.4	148.8	(4.3)
Consolidated Total	$ 1,011.8	$ 919.2	10.1 %
Gross Profit Rate:			
Professional & Industrial	18.2 %	16.9 %	1.3 pts.
Science, Engineering & Technology	23.5	21.9	1.6
Education	15.8	15.6	0.2
Outsourcing & Consulting	36.3	32.7	3.6
International	15.3	13.9	1.4
Consolidated Total	20.4 %	18.7 %	1.7 pts.

2022 vs. 2021

Gross profit for the Professional & Industrial segment decreased due to lower revenue volume, partially offset by an increase in the gross profit rate. In comparison to the prior year, the gross profit rate increased 130 basis points. This increase reflects improved business mix, higher permanent placement income, including conversion fees related to a large customer and lower employee-related costs.

Science, Engineering & Technology gross profit increased on higher revenue volume, combined with an increase in the gross profit rate. The gross profit rate increased 160 basis points due to improved specialty mix, including the acquisition of Softworld which generates higher gross profit margins, and increased permanent placement income, partially offset by higher employee-related costs.

Gross profit for the Education segment increased on higher revenue volume and an increase in the gross profit rate. The gross profit rate increased 20 basis points, due primarily to the acquisition of PTS which generates higher margins, and higher permanent placement income at Greenwood/Asher.

Outsourcing & Consulting gross profit increased on higher revenue volume, combined with an increase in the gross profit rate. The gross profit rate increased 360 basis points, primarily due to a change in product mix within this segment. Growth in RPO, including the acquisition of RocketPower, and MSP with higher margins, was coupled with decreased revenues in our PPO product, which generates lower profit margins.

International gross profit decreased 4.3% on a reported basis and improved 4.6% on a constant currency basis. On a reported basis, lower revenue volume was partially offset by an improved gross profit rate. On a constant currency basis, the improved gross profit rate more than offset the impact of lower revenue volume. In comparison to the prior year, the gross profit rate increased 140 basis points, primarily due to improved business mix and higher permanent placement income.

Operating Results By Segment (continued)
(Dollars in millions)

	2022	2021	% Change
SG&A Expenses:			
Professional & Industrial	$ 270.5	$ 278.6	(2.9) %
Science, Engineering & Technology	214.9	180.2	19.2
Education	81.8	62.1	31.7
Outsourcing & Consulting	149.8	122.7	22.1
International	132.5	138.9	(4.6)
Corporate expenses	94.0	88.1	6.6
Consolidated Total	$ 943.5	$ 870.6	8.4 %

2022 vs. 2021

Total SG&A expenses in Professional & Industrial decreased 2.9%, primarily due to lower expenses to support lower volumes in our staffing and outcome-based call center specialties, partially offset by higher performance-based incentive compensation expense.

Total SG&A expenses in Science, Engineering & Technology increased 19.2%, and includes the impact of the acquisition of Softworld in the second quarter of 2021. Excluding the impact of the addition of Softworld expenses in the first quarter of 2022, SG&A expenses increased 13.6%. The increase in organic SG&A expenses is due primarily to higher performance-based incentive compensation expense and higher salary-related costs from increasing headcount.

Total SG&A expenses in Education increased 31.7%, and includes the impact of the acquisition of PTS in May 2022. Excluding the impact of the PTS acquisition, SG&A expenses increased 24.0%, due primarily to higher salary-related expenses as headcount has increased as revenues have grown.

Total SG&A expenses in Outsourcing & Consulting increased 22.1%, and includes the impact of the acquisition of RocketPower in March 2022. Excluding the impact of the RocketPower acquisition, SG&A expenses increased 12.0%, due primarily to higher salary-related expenses as headcount has increased as revenues have grown.

Total SG&A expenses in International decreased 4.6% on a reported basis and increased 3.6% on a constant currency basis. The increase in constant currency was primarily due to higher salary-related expenses driven by an increase in headcount, reflecting improving revenue in Europe, partially offset by the impact of the sale of our Russian operations in July 2022.

Corporate expenses increased 6.6%, primarily due to higher performance-based incentive compensation expense.

Operating Results By Segment (continued)
(Dollars in millions)

	2022	2021	% Change
Earnings (Loss) from Operations:			
Professional & Industrial	$ 32.0	$ 31.4	1.8 %
Science, Engineering & Technology	82.1	73.7	11.4
Education	18.5	3.0	NM
Outsourcing & Consulting	(21.2)	18.7	NM
International	9.9	9.9	(0.5)
Corporate	(94.0)	(88.1)	(6.6)
Loss on disposal	(18.7)	—	NM
Gain on sale of assets	6.2	—	NM
Consolidated Total	$ 14.8	$ 48.6	(69.7) %

2022 vs. 2021

Professional & Industrial reported earnings of $32.0 million, a 1.8% increase from 2021. The increase was due to effective cost management as gross profit declined.

Science, Engineering & Technology reported earnings of $82.1 million, an 11.4% increase from 2021. The increase in earnings was primarily due to the impact of the Softworld acquisition. In addition, increases in gross profit in our outcome-based and telecom specialties were partially offset by increases in certain expenses in most of our specialties in the SET business unit, including those related to additional headcount and increased performance-based incentive compensation.

Education reported earnings of $18.5 million in 2022, compared to earnings of $3.0 million in 2021. The change was primarily due to the increase in revenue resulting from improved demand for our services as compared to 2021, coupled with operating leverage. 2022 results also include earnings of $3.8 million from PTS acquired in May 2022.

Outsourcing & Consulting reported a loss of $21.2 million in 2022, compared to earnings of $18.7 million in 2021, due primarily to a charge of $41.0 million related to the impairment of goodwill of RocketPower in 2022.

International reported earnings of $9.9 million in both 2022 and 2021. The decline in earnings due to the sale of operations in Russia was nearly offset by growth in most geographies.

Results of Operations
Financial Condition

Historically, we have financed our operations through cash generated by operating activities and access to credit markets. Our working capital requirements are primarily generated from temporary employee payroll, which is generally paid weekly or monthly, and customer accounts receivable, which is generally outstanding for longer periods. Since receipts from customers lag payroll paid to temporary employees, working capital requirements increase substantially in periods of growth. Conversely, when economic activity slows, working capital requirements may substantially decrease. This may result in an increase in our operating cash flows; however, any such increase would not be sustainable in the event that an economic downturn continued for an extended period.

As highlighted in the consolidated statements of cash flows, our liquidity and available capital resources are impacted by four key components: cash, cash equivalents and restricted cash, operating activities, investing activities and financing activities.

Cash, Cash Equivalents and Restricted Cash

Cash, cash equivalents and restricted cash totaled $162.4 million at year-end 2022, compared to $119.5 million at year-end 2021. As further described below, during 2022, we used $76.3 million of cash for operating activities, generated $167.5 million of cash from investing activities and used $50.6 million of cash for financing activities.

Operating Activities

In 2022, we used $76.3 million of net cash for operating activities, as compared to generating $85.0 million in 2021 and generating $186.0 million in 2020. Net cash used for operating activities in 2022 and 2021 included $86.8 million and $29.7 million, respectively, of cash outflows related to the repayment of U.S. payroll taxes originally deferred in 2020. Net cash from operating activities in 2020 benefited from the deferral of $117.0 million of U.S. payroll taxes. In addition, in 2022 we paid $48.4 million of income taxes related to the sale of Persol Holdings common stock.

The change from 2021 to 2022 was primarily due to the impact of payments related to the payroll tax deferral, income tax payments related to the sale of Persol Holdings common stock and increased working capital requirements. Trade accounts receivable totaled $1.5 billion at year-end 2022 and $1.4 billion at year-end 2021. Global DSO for the fourth quarter was 61 days for 2022, compared to 60 days for 2021. Accounts payable and accrued liabilities was $723.3 million and increased from year-end 2021 as a result of increased MSP supplier payables. The change from 2020 to 2021 was primarily due to the deferral of payroll tax payments, partially offset by the impact of higher global DSO.

Our working capital position (total current assets less total current liabilities) was $586.4 million at year-end 2022, an increase of $92.9 million from year-end 2021. Excluding the increase in cash, working capital increased $51.9 million from year-end 2021. The current ratio (total current assets divided by total current liabilities) was 1.5 at year-end 2022 and 2021.

Investing Activities

In 2022, we generated $167.5 million of net cash from investing activities, compared to using $180.7 million in 2021 and generating $9.8 million in 2020. Included in cash generated from investing activities in 2022 is $196.9 million of proceeds from the sale of the investment in Persol Holdings, $119.5 million of proceeds from the sale of almost all of the Company's shares in our equity investment in PersolKelly and $10.1 million of proceeds from the sale of land and other real property. This was partially offset by $58.3 million of cash used for the acquisition of RocketPower in March 2022, net of cash received, $84.8 million of cash used for the acquisition of PTS in May 2022, net of cash received, and $6.0 million of cash disposed from the sale of our operations in Russia in July 2022, net of proceeds.

Included in cash used for investing activities in 2021 is $213.0 million of cash used for the acquisition of Softworld in April 2021, net of cash received and including working capital adjustments. This was partially offset by $19.0 million of proceeds from an insurance settlement that represented a payment received in the fourth quarter of 2021 related to the settlement of claims under a representations and warranties insurance policy purchased by the Company in connection with the acquisition of Softworld.

Included in cash generated from investing activities in 2020 is $55.5 million of proceeds representing the cash received, net of transaction expenses, for the sale of three headquarters properties as a part of a sale and leaseback transaction and $5.6 million received from a payment on the loans to PersolKelly Pte. Ltd. This was partially offset by cash used for the acquisitions of

Insight in January 2020 and Greenwood/Asher in November 2020. Cash used for the acquisition of Insight totaled $36.4 million, net of the cash received and including working capital adjustments. Cash used for the acquisition of Greenwood/Asher totaled $2.8 million, net of the cash received and including working capital adjustments.

Capital expenditures totaled $12.0 million in 2022, $11.2 million in 2021 and $15.5 million in 2020. Capital expenditures in both 2022 and 2021 primarily related to the Company's IT infrastructure, technology programs and headquarters furniture and fixtures. Capital expenditures in 2020 primarily related to the Company's headquarters leasehold improvements, IT infrastructure and technology programs.

Financing Activities

In 2022, we used $50.6 million of cash for financing activities, as compared to using $8.1 million in both 2021 and 2020. The change in cash used for financing activities was primarily related to the buyback of the Company's common shares held by Persol Holdings for $27.2 million in February 2022, $7.8 million in share repurchases of the Company's Class A common stock in the fourth quarter of 2022 and the year-over-year change in dividend payments. Dividends paid per common share were $0.275 in 2022, $0.10 in 2021 and $0.075 in 2020. Payments of dividends are restricted by the financial covenants contained in our debt facilities. Details of this restriction are contained in the Debt footnote in the notes to our consolidated financial statements.

Changes in net cash from financing activities are also impacted by short-term borrowing activities. Debt totaled $0.7 million at year-end 2022, which represented local borrowings, compared to no debt at year-end 2021. Debt-to-total capital (total debt reported in the consolidated balance sheet divided by total debt plus stockholders' equity) is a common ratio to measure the relative capital structure and leverage of the Company. Our ratio of debt-to-total capital was 0.1% at year-end 2022 and 0.0% at year-end 2021.

In 2022, the net change in short-term borrowings was primarily due to borrowings on local lines of credit. In 2021 and 2020, the net change in short-term borrowings was primarily due to payments on local lines of credit.

Contractual Obligations and Commercial Commitments

Summarized below are our obligations and commitments to make future payments as of year-end 2022:

		Payment due by period			
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	(In millions of dollars)				
Leases	$ 85.9	$ 19.1	$ 23.3	$ 13.2	$ 30.3
Short-term borrowings	0.7	0.7	—	—	—
Accrued workers' compensation	63.6	22.9	19.1	8.3	13.3
Accrued retirement benefits	197.5	23.4	46.7	46.9	80.5
Other liabilities	7.4	2.2	4.2	0.6	0.4
Uncertain income tax positions	0.6	0.2	0.3	0.1	—
Purchase obligations	53.0	32.9	20.1	—	—
Total	$ 408.7	$ 101.4	$ 113.7	$ 69.1	$ 124.5

Purchase obligations above represent unconditional commitments relating primarily to technology services and online tools which we expect to utilize generally within the next three fiscal years, in the ordinary course of business. We have no material, unrecorded commitments, losses, contingencies or guarantees associated with any related parties or unconsolidated entities.

Liquidity

We expect to meet our ongoing short-term and long-term cash requirements principally through cash generated from operations, available cash and equivalents, securitization of customer receivables and committed unused credit facilities. Additional funding sources could include additional bank facilities or sale of non-core assets. To meet significant cash requirements related to our nonqualified retirement plan, we may utilize proceeds from Company-owned life insurance policies. During 2020, cash generated from operations was supplemented by the deferral of payments of the Company's U.S. social security taxes as allowed by the Coronavirus Aid, Relief, and Economic Security Act. We have repaid the $117.0 million deferred payroll tax balances, including $29.5 million in the first quarter of 2022 and $57.3 million in the fourth quarter of 2022.

We utilize intercompany loans, dividends, capital contributions and redemptions to effectively manage our cash on a global basis. We periodically review our foreign subsidiaries' cash balances and projected cash needs. As part of those reviews, we may identify cash that we feel should be repatriated to optimize the Company's overall capital structure. As of the 2022 year end, these reviews have not resulted in specific plans to repatriate a majority of our international cash balances. We expect much of our international cash will be needed to fund working capital growth in our local operations as working capital needs, primarily trade accounts receivable, increase during periods of growth. A cash pooling arrangement (the "Cash Pool") is available to fund general corporate needs internationally. The Cash Pool is a set of cash accounts maintained with a single bank that must, as a whole, maintain at least a zero balance; individual accounts may be positive or negative. This allows countries with excess cash to invest and countries with cash needs to utilize the excess cash.

At year-end 2022, we had $200.0 million of available capacity on our $200.0 million revolving credit facility and $100.5 million of available capacity on our $150.0 million securitization facility. The securitization facility carried no short-term borrowings and $49.5 million of standby letters of credit related to workers' compensation. Together, the revolving credit and securitization facilities provide the Company with committed funding capacity that may be used for general corporate purposes subject to financial covenants and restrictions. While we believe these facilities will cover our working capital needs over the short term, if economic conditions or operating results change significantly from our current expectations, we may need to seek additional sources of funds. Throughout 2022 and as of the 2022 year end, we met the debt covenants related to our revolving credit facility and securitization facility.

At year-end 2022, we also had additional unsecured, uncommitted short-term credit facilities totaling $5.9 million, under which we had $0.7 million of borrowings. Details of our debt facilities as of the 2022 year end are contained in the Debt footnote in the notes to our consolidated financial statements.

We have historically managed our cash and debt very closely to optimize our capital structure. As our cash balances build, we tend to pay down debt as appropriate. Conversely, when working capital needs grow, we tend to use corporate cash and cash available in the Cash Pool first, and then access our borrowing facilities. We expect our working capital requirements to increase if demand for our services increases. We also expect to use $42.2 million of cash for repurchases of the Company's Class A common stock during 2023 pursuant to the $50.0 million plan approved by the Company's board of directors on November 9, 2022.

In February 2022, we completed transactions to monetize a substantial portion of our assets in the Asia-Pacific region which will allow us to strategically redeploy resources to accelerate our growth. Specifically, we concluded our cross-shareholding arrangement with Persol Holdings and reduced our ownership interest in PersolKelly, our APAC joint venture. We sold our investment in Persol Holdings common stock in an open-market transaction. We repurchased the 1.6 million Kelly Class A and 1,475 Kelly Class B common shares owned by Persol Holdings at a price based on the last five trading days prior to the transaction. We sold almost all of our ownership interest in PersolKelly to our joint venture partner. In 2022, the Company paid $48.4 million in taxes resulting from the sale of the Persol Holdings shares.

We monitor the credit ratings of our major banking partners on a regular basis and have regular discussions with them. Based on our reviews and communications, we believe the risk of one or more of our banks not being able to honor commitments is insignificant. We also review the ratings and holdings of our money market funds and other investment vehicles regularly to ensure high credit quality and access to our invested cash.

Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. In this process, it is necessary for us to make certain assumptions and related estimates affecting the amounts reported in the consolidated financial statements and the attached notes. Actual results can differ from assumed and estimated amounts.

Critical accounting estimates are those that we believe require the most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Judgments and uncertainties affecting the application of those estimates may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following estimates to be most critical in understanding the judgments involved in preparing our consolidated financial statements.

Workers' Compensation

In the U.S., we have a combination of insurance and self-insurance contracts under which we effectively bear the first $1.0 million of risk per single accident. There is no aggregate limitation on our per-accident exposure under these insurance and self-insurance programs. We establish accruals for workers' compensation utilizing actuarial methods to estimate the undiscounted future cash payments that will be made to satisfy the claims, including an allowance for incurred-but-not-reported claims. We retain an independent consulting actuary to establish ultimate loss forecasts for the current and prior accident years of our insurance and self-insurance programs. The consulting actuary establishes loss development factors and loss rates, based on our historical claims experience as well as industry experience, and applies those factors to current claims information to derive an estimate of our ultimate claims liability. In preparing the estimates, the consulting actuary may consider factors such as the nature, frequency and severity of the claims; reserving practices of our third party claims administrators; performance of our medical cost management and return to work programs; changes in our territory and business line mix; and current legal, economic and regulatory factors such as industry estimates of medical cost trends. Where appropriate, multiple generally accepted actuarial techniques are applied and tested in the course of preparing the loss forecast. We use the ultimate loss forecasts, as developed by the consulting actuary, to establish total expected program costs for each accident year by adding our estimates of non-loss costs such as claims handling fees and excess insurance premiums. When claims exceed the applicable loss limit or self-insured retention and realization of recovery of the claim from existing insurance policies is deemed probable, we record a receivable from the insurance company for the excess amount.

We evaluate the accrual quarterly and make adjustments as needed. The ultimate cost of these claims may be greater than or less than the established accrual. While we believe that the recorded amounts are reasonable, there can be no assurance that changes to our estimates will not occur due to limitations inherent in the estimation process. In the event we determine that a smaller or larger accrual is appropriate, we would record a credit or a charge to cost of services in the period in which we made such a determination. The accrual for workers' compensation, net of related receivables which are included in prepaid expenses and other current assets and other assets in the consolidated balance sheet, was $43.3 million and $48.4 million at year-end 2022 and 2021, respectively.

Business Combinations

We account for business combinations using the acquisition method of accounting, in which the purchase price is allocated for assets acquired and liabilities assumed and recorded at the estimated fair values at the date of acquisition. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Management is required to make significant assumptions and estimates in determining the fair value of the assets acquired, particularly intangible assets. Purchased intangible assets are primarily comprised of acquired trade names and customer relationships that are recorded at fair value at the date of acquisition. We utilize third-party valuation specialists to assist us in the determination of the fair value of the intangibles. The fair value of trade name intangibles is determined using the relief-from-royalty method, which relies on the use of estimates and assumptions about projected revenue growth rates, royalty rates and discount rates. The fair value of customer relationship intangibles is determined using the multi-period excess earnings method, which relies on the use of estimates and assumptions about projected revenue growth rates, customer attrition rates, profit margins and discount rates. Determining the useful lives of intangible assets also requires judgment and are inherently uncertain. There is a measurement period of up to one year in which to finalize the fair value determinations and preliminary fair value estimates may be revised if new information is obtained during this period.

Income Taxes

Income tax expense is based on expected income and statutory tax rates in the various jurisdictions in which we operate. Judgment is required in determining our income tax expense.

Our effective tax rate includes the impact of accruals and changes to accruals that we consider appropriate, as well as related interest and penalties. A number of years may lapse before a particular matter, for which we have or have not established an accrual, is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe that our accruals are appropriate under generally accepted accounting principles. Favorable or unfavorable adjustments of the accrual for any particular issue would be recognized as an increase or decrease to our income tax expense in the period of a change in facts and circumstances. Our current tax accruals are presented in income and other taxes in the consolidated balance sheet and long-term tax accruals are presented in other long-term liabilities in the consolidated balance sheet.

Tax laws require items to be included in the tax return at different times than the items are reflected in the consolidated financial statements. As a result, the income tax expense reflected in our consolidated financial statements is different than the liability reported in our tax return. Some of these differences are permanent, which are not deductible or taxable on our tax return, and some are temporary differences, which give rise to deferred tax assets and liabilities. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. Our net deferred tax asset is recorded using currently enacted tax laws, and may need to be adjusted in the event tax laws change.

The U.S. work opportunity credit is allowed for wages earned by employees in certain targeted groups. The actual amount of creditable wages in a particular period is estimated, since the credit is only available once an employee reaches a minimum employment period and the employee's inclusion in a targeted group is certified by the applicable state. As these events often occur after the period the wages are earned, judgment is required in determining the amount of work opportunity credits accrued for in each period. We evaluate the accrual regularly throughout the year and make adjustments as needed.

Goodwill

We test goodwill for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. GAAP requires that goodwill be tested for impairment at a reporting unit level. For segments with a goodwill balance, we have determined that our reporting units are the same as our operating and reportable segments based on our organizational structure or one level below our operating segments (the component level).

We may first use a qualitative assessment ("step zero test") for the annual impairment test if we have determined that it is more likely than not that the fair value for one or more reporting units is greater than their carrying value. In conducting the qualitative assessment, we assess the totality of relevant events and circumstances that affect the fair value or carrying value of the reporting unit. Such events and circumstances may include macroeconomic conditions, industry and market conditions, cost factors, overall financial performance, entity-specific events and events affecting a reporting unit.

If we elect to forgo the qualitative assessment for a reporting unit, goodwill is tested for impairment by comparing the estimated fair value of a reporting unit to its carrying value ("step one test"). If the estimated fair value of a reporting unit exceeds the carrying value of the net assets assigned to a reporting unit, goodwill is not considered impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeds the estimated fair value of a reporting unit, goodwill is deemed impaired and is written down to the extent of the difference.

For the step one quantitative test, we determine the fair value of our reporting units using the income approach. Under the income approach, estimated fair value is determined based on estimated future cash flows discounted by an estimated market participant weighted-average cost of capital, which reflects the overall level of inherent risk of the reporting unit being measured. Estimated future cash flows are based on our internal projection model and reflects management's outlook for the reporting units. Assumptions and estimates about future cash flows and discount rates are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Our analysis used significant assumptions by reporting unit, including: expected future revenue growth rates, profit margins and discount rate.

The goodwill resulting from the acquisition of RocketPower during the first quarter of 2022 was allocated to the OCG reportable segment and RocketPower was deemed to be a separate reporting unit. The goodwill resulting from the acquisition of PTS during the second quarter of 2022 was allocated to the Education reportable segment and PTS was deemed to be a separate reporting unit. The goodwill resulting from the acquisition of Softworld during the second quarter of 2021 was allocated to the SET reportable segment and Softworld was deemed to be a separate reporting unit. See the Acquisitions and Dispositions footnote in the notes to our consolidated financial statements for more information.

We completed our annual impairment test for all reporting units with goodwill in the fourth quarter for the fiscal year ended 2022. We performed a step one quantitative test for the Softworld and PTS reporting units. As a result of the quantitative assessment, we determined that the estimated fair value of the Softworld and PTS reporting units was more than its carrying value. Additionally, we performed a step zero qualitative analysis for the Education and RocketPower reporting units to determine whether a further quantitative analysis was necessary and concluded that a step one quantitative analysis was not necessary at that time. As a result of the quantitative and qualitative assessments, the Company determined goodwill related to these reporting units was not impaired at that time.

During 2022, customers within the high-tech industry vertical, in which RocketPower specializes, reduced or eliminated their full-time hiring, reducing demand for RocketPower's services, and on-going economic uncertainty has more broadly impacted the growth in demand for RPO in the near-term. These changes in market conditions therefore caused a triggering event requiring an interim impairment test for goodwill as of the third quarter of 2022. Job eliminations in the high-tech industry vertical continued during the fourth quarter of 2022, indicating a broad, sustained reduction in hiring was likely and is now expected to last through much of 2023, directly impacting RocketPower and the demand for RocketPower's services in this vertical. These changes in market conditions caused another triggering event requiring an interim impairment test for goodwill as of year-end 2022.

We performed an interim step one quantitative test for RocketPower's goodwill and determined that the estimated fair value of the reporting unit no longer exceeded the carrying value as of third quarter-end and year-end 2022. Based on the result of our interim goodwill impairment test, we recorded a goodwill impairment charge of $30.7 million in the third quarter of 2022 and we recorded an additional goodwill impairment charge of $10.3 million to write off the remaining balance of RocketPower's goodwill in the fourth quarter of 2022, for a total goodwill impairment charge of $41.0 million as of year-end 2022.

Our analysis used significant assumptions, including: expected future revenue growth rates, profit margins and discount rate. Although we believe the assumptions and estimates we have made are reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results. Different assumptions of the anticipated future results and growth from our business could result in an impairment charge, which would decrease operating income and result in lower asset values on our consolidated balance sheet. The estimated fair value of the Softworld and PTS reporting units exceeds the carrying value by more than 10%. As a measure of sensitivity of the fair value for the Softworld and PTS reporting units, while holding all other assumptions constant, an increase in the discount rate of 100 basis points or a decrease of 100 basis points in the revenue growth rate assumptions for each forecasted period used to determine the fair value of both reporting units would not result in an impairment of goodwill.

We completed our annual impairment test for all reporting units with goodwill in the fourth quarter for the fiscal year ended 2021. We performed a step one quantitative test for the Softworld reporting unit. As a result of the quantitative assessment, we determined that the estimated fair value of the Softworld reporting unit was more than its carrying value. Additionally, we performed a step zero qualitative analysis for the Education reporting unit to determine whether a further quantitative analysis was necessary and concluded that a step one quantitative analysis was not necessary. As a result of the quantitative and qualitative assessments, the Company determined goodwill was not impaired as of year-end 2021.

At year-end 2022 and 2021, total goodwill amounted to $151.1 million and $114.8 million, respectively. See the Goodwill and Intangible Assets footnote in the notes to our consolidated financial statements for more information.

Litigation

Kelly is subject to legal proceedings, investigations and claims arising out of the normal course of business. Kelly routinely assesses the likelihood of any adverse judgments or outcomes to these matters, as well as ranges of probable losses. A determination of the amount of the accruals required, if any, for these contingencies is made after analysis of each known issue. Development of the analysis includes consideration of many factors including: potential exposure, the status of proceedings, negotiations, discussions with our outside counsel and results of similar litigation. The required accruals may change in the future due to new developments in each matter. For further discussion, see the Contingencies footnote in the notes to our consolidated financial statements. At year-end 2022 and 2021, the gross accrual for litigation costs amounted to $2.3 million and $1.4 million, respectively, which is included in accounts payable and accrued liabilities and in accrued workers' compensation and other claims in the consolidated balance sheet.

NEW ACCOUNTING PRONOUNCEMENTS

See New Accounting Pronouncements footnote in the notes to our consolidated financial statements presented in Part II, Item 8 of this report for a description of new accounting pronouncements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained herein and in our investor conference call related to these results are "forward-looking" statements within the meaning of the applicable securities laws and regulations. These forward-looking statements are based on current expectations and assumptions and are subject to a number of significant risks and uncertainties. Forward-looking statements include statements which are predictive in nature, which depend upon or refer to future events or conditions, or which include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," or variations or negatives thereof or by similar or comparable words or phrases. In addition, any statements concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future actions by us that may be provided by management, including oral statements or other written materials released to the public, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties and assumptions about our Company and economic and market factors in the countries in which we do business, among other things. These statements are not guarantees of future performance, and we have no specific intention to update these statements.

Actual events and results may differ materially from those expressed or forecasted in forward-looking statements due to a number of factors. The principal important risk factors that could cause our actual performance and future events and actions to differ materially from such forward-looking statements include, but are not limited to, changing market and economic conditions, the impact of the novel coronavirus (COVID-19) outbreak, competitive market pressures including pricing and technology introductions and disruptions, disruption in the labor market and weakened demand for human capital resulting from technological advances, competition law risks, the impact of changes in laws and regulations (including federal, state and international tax laws), unexpected changes in claim trends on workers' compensation, unemployment, disability and medical benefit plans, or the risk of additional tax liabilities in excess of our estimates, our ability to achieve our business strategy, our ability to successfully develop new service offerings, material changes in demand from or loss of large corporate customers as well as changes in their buying practices, risks particular to doing business with government or government contractors, the risk of damage to our brands, our exposure to risks associated with services outside traditional staffing, including business process outsourcing, services of licensed professionals and services connecting talent to independent work, our increasing dependency on third parties for the execution of critical functions, our ability to effectively implement and manage our information technology strategy, the risks associated with past and future acquisitions, including risk of related impairment of goodwill and intangible assets, exposure to risks associated with certain equity investments, including with strategic partners, risks associated with conducting business in foreign countries, including foreign currency fluctuations, risks associated with violations of anti-corruption, trade protection and other laws and regulations, availability of qualified full-time employees, availability of temporary workers with appropriate skills required by customers, liabilities for employment-related claims and losses, including class action lawsuits and collective actions, our ability to sustain critical business applications through our key data centers, risks arising from failure to preserve the privacy of information entrusted to us or to meet our obligations under global privacy laws, the risk of cyberattacks or other breaches of network or information technology security, our ability to realize value from our tax credit and net operating loss carryforwards, our ability to maintain specified financial covenants in our bank facilities to continue to access credit markets, and other risks, uncertainties and factors discussed in this report and in our other filings with the Securities and Exchange Commission. Actual results may differ materially from any forward-looking statements contained herein, and we undertake no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company's expectations. Certain risk factors are discussed more fully under "Risk Factors" in Part I, Item 1A of this report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to foreign currency risk primarily related to our foreign subsidiaries. Exchange rates impact the U.S. dollar value of our reported earnings, our investments in and held by subsidiaries, local currency denominated borrowings and intercompany transactions with and between subsidiaries. Our foreign subsidiaries primarily derive revenues and incur expenses within a single country and currency which, as a result, provide a natural hedge against currency risks in connection with normal business operations. Accordingly, changes in foreign currency rates vs. the U.S. dollar, euro or Swiss franc generally do not impact local cash flows. Intercompany transactions which create transactional foreign currency risk include services, royalties, loans, contributions and distributions.

In addition, we are exposed to interest rate risks through our use of the multi-currency line of credit and other borrowings. A hypothetical fluctuation of 10% of market interest rates would not have had a material impact on 2022 earnings.

We are exposed to market risk as a result of our obligation to pay benefits under our nonqualified deferred compensation plan and our related investments in company-owned variable universal life insurance policies. The obligation to employees increases and decreases based on movements in the equity and debt markets. The investments in mutual funds, as part of the company-owned variable universal life insurance policies, are designed to mitigate, but not eliminate, this risk with offsetting gains and losses.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements and supplementary data required by this Item are set forth in the accompanying index on page 42 of this filing and are presented in pages 43-95.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Based on their evaluation as of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are effective at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Management's report on internal control over financial reporting is presented preceding the consolidated financial statements on page 43 of this report.

Attestation Report of Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of January 1, 2023, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Information required by Part III with respect to Directors, Executive Officers and Corporate Governance (Item 10), Executive Compensation (Item 11), Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters (Item 12), Certain Relationships and Related Transactions, and Director Independence (Item 13) and Principal Accounting Fees and Services (Item 14), except as set forth under the titles "Executive Officers of the Registrant," which is included on pages 38-39, and "Code of Business Conduct and Ethics," which is included on page 40, (Item 10), and except as set forth under the title "Equity Compensation Plan Information," which is included on page 40, (Item 12), is to be included in a definitive proxy statement filed not later than 120 days after the close of our fiscal year and the proxy statement, when filed, is incorporated in this report by reference.

ITEM 10. EXECUTIVE OFFICERS OF THE REGISTRANT.

The following individuals serve as executive officers of the Company as of January 1, 2023:

Name/Office	Age	Served as an Officer Since	Business Experience During Last 5 Years
Peter W. Quigley President and Chief Executive Officer	61	2004	Served as officer of the Company.
Olivier G. Thirot Executive Vice President and Chief Financial Officer	61	2008	Served as officer of the Company.

Peter M. Boland
Senior Vice President
  Chief Marketing Officer
	58	2018	January 2018 - Present
			  Served as officer of the Company.

Amy J. Bouque
Senior Vice President
  Chief People Officer
	54	2020	September 2020 - Present
			  Served as officer of the Company.
			
			January 2016 - August 2020
			  Executive Director - Talent Management -
			  Ally Financial, Detroit Michigan

Tammy L. Browning
Senior Vice President
  President, KellyOCG
	49	2018	October 2018 - Present
			  Served as officer of the Company.
			
			October 2010 - April 2018
			  SVP Global Operations - Yoh

Timothy L. Dupree
Senior Vice President
  President, Kelly Professional &
  Industrial
	46	2014	Served as officer of the Company.

Dinette Koolhaas Senior Vice President President, Kelly International	53	2008	Served as officer of the Company.

ITEM 10. EXECUTIVE OFFICERS OF THE REGISTRANT (continued)

Name/Office	Age	Served as an Officer Since	Business Experience During Last 5 Years

Daniel Hugo Malan
Senior Vice President
  President, Kelly Science,
  Engineering & Technology
	53	2020	March 2020 - Present
			  Served as officer of the Company.
			
			December 2019 - February 2020
			  Managing Partner - Talent Capital Advisors
			
			August 2018 - November 2019
			  Chief Operating Officer - Employbridge
			
			December 2016 - July 2018
			  President, Commercial Business -
			  Employbridge

Darren L. Simons
Senior Vice President and Chief
  Digital Officer
	52	2021	July 2021 - Present
			  Served as officer of the Company.
			
			July 2020 - July 2021
			  President - RDI Global Solutions
			
			May 2019 - July 2020
			  President - Cielo
			
			May 2014 - April 2019
			  SVP and President - CDI

Nicola M. Soares Senior Vice President President, Kelly Education	54	2011	Served as officer of the Company.

Vanessa P. Williams
Senior Vice President
  General Counsel
  Assistant Secretary
	51	2020	October 2020 - Present
			  Served as officer of the Company.
			
			February 2020 - September 2020
			  SVP, Division General Counsel-
			  Transportation and Third Party
			  Risk Management and Compliance -
			  IHS Markit
			
			December 2016 - February 2020
			  VP, Division General Counsel -
			  Transportation - IHS Markit

Laura S. Lockhart Vice President, Corporate Controller and Chief Accounting Officer	53	2008	Served as officer of the Company.

CODE OF BUSINESS CONDUCT AND ETHICS.

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller or persons performing similar functions. The Code of Business Conduct and Ethics is included as Exhibit 14 in the Index to Exhibits on page 96. We have posted our Code of Business Conduct and Ethics on our website at www.kellyservices.com. We intend to post any changes in or waivers from our Code of Business Conduct and Ethics applicable to any of these officers on our website.

ITEM 12. SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS.

Equity Compensation Plan Information

The following table shows the number of shares of our Class A common stock that may be issued upon the exercise of outstanding options, warrants and rights, the weighted-average exercise price of outstanding options, warrants and rights, and the number of securities remaining available for future issuance under our equity compensation plans as of the fiscal year end for 2022.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders - Fixed Share provision[1],[2]	—	$ —	2,705,794
Equity compensation plans not approved by security holders[3]	—	—	—
Total	—	$ —	2,705,794

[1]   The equity compensation plan approved by our stockholders is our Equity Incentive Plan.

[2]   The Fixed Share provision applies to shares granted on and after May 10, 2017, and the amended Equity Incentive Plan provides that the maximum number of shares available for grants is 4,700,000.

The number of shares to be issued upon exercise of outstanding options, warrants and rights under the Fixed Share provision excludes: 607,154 shares of restricted stock; performance shares that have been earned but not yet vested totaling 8,388 financial measure performance awards, and 82,996 single financial measure performance awards; and performance shares granted to employees and not yet earned or vested totaling 893,573 shares of financial measure performance awards, calculated using an assumed maximum award performance level of 200%, where applicable, at January 1, 2023.

[3]   The Non-Employee Directors Deferred Compensation Plan is an equity compensation plan that has not been approved by our stockholders. This plan provides non-employee directors with the opportunity to defer all or a portion of the fees they receive. Participants may elect to have director fees that are paid in either cash or common stock, deferred into the plan. Participants choose from a list of investment funds as determined by the Company for their deferrals of cash. Deferrals of common stock must remain in common stock. Amounts deferred under the plan are subject to applicable tax withholding. The plan is intended to be a non-qualified deferred compensation arrangement in compliance with Section 409A of the Code. Shares acquired by participants in this plan will be issued from the share reserve stated in the Equity Incentive Plan.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as part of this report:

  (i)   Financial statements:

        Management's Report on Internal Control Over Financial Reporting

        Report of Independent Registered Public Accounting Firm (PCAOB ID 238)

        Consolidated Statements of Earnings for the three fiscal years ended January 1, 2023

        Consolidated Statements of Comprehensive Income for the three fiscal years ended January 1, 2023

        Consolidated Balance Sheets at January 1, 2023 and January 2, 2022

        Consolidated Statements of Stockholders' Equity for the three fiscal years ended January 1, 2023

        Consolidated Statements of Cash Flows for the three fiscal years ended January 1, 2023

        Notes to Consolidated Financial Statements

  (ii)   Financial Statement Schedule -

        For the three fiscal years ended January 1, 2023:

        Schedule II - Valuation Reserves

        All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

  (iii)   The Exhibits are listed in the Index to Exhibits included beginning at page 96, which is incorporated herein by reference.

(b) The Index to Exhibits and required Exhibits are included following the Financial Statement Schedule beginning at page 96 of this filing.

(c) None.

ITEM 16. FORM 10-K SUMMARY.

None.

KELLY SERVICES, INC. AND SUBSIDIARIES

**INDEX TO FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE**

Management's Report on Internal Control Over Financial Reporting

The management of Kelly Services, Inc. (the "Company"), is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

The Company completed the acquisition of RocketPower on March 7, 2022 and the acquisition of PTS on May 2, 2022. Under guidelines established by the SEC, companies are permitted to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company. Accordingly, we have excluded the acquired RocketPower and PTS businesses from our assessment and report on internal control over financial reporting for the year ending January 1, 2023. We are in the process of integrating RocketPower and PTS into our system of internal control over financial reporting. RocketPower and PTS both individually accounted for less than 1% of the Company's total assets as of January 1, 2023 and less than 1% of the Company's total revenue for the year ended 2022.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of January 1, 2023. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Based on our assessment, management determined that, as of January 1, 2023, the Company's internal control over financial reporting was effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of January 1, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on pages 44-46.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Kelly Services, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Kelly Services, Inc. and its subsidiaries (the "Company") as of January 1, 2023 and January 2, 2022, and the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for the years ended January 1, 2023, January 2, 2022, and January 3, 2021, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of January 1, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 1, 2023 and January 2, 2022, and the results of its operations and its cash flows for the years ended January 1, 2023, January 2, 2022, and January 3, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 1, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded Rocket Power Holdings LLC and Rocket Power Ops LLC (collectively, RocketPower) and Pediatric Therapeutic Services (PTS) from its assessment of internal control over financial reporting as of January 1, 2023, because they were acquired by the Company in purchase business combinations during 2022. We have also excluded RocketPower and PTS from our audit of internal control over financial reporting. RocketPower and PTS are wholly-owned subsidiaries whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting both individually represented less than 1% of the related consolidated financial statement amounts as of and for the year ended January 1, 2023.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Interim Impairment Assessment – RocketPower Reporting Unit

As described in Notes 1, 4, and 9 to the consolidated financial statements, the Company's goodwill balance was $151.1 million as of January 1, 2023, and the goodwill allocated to the RocketPower reporting unit was $41.0 million upon its March 2022 acquisition and $0 as of January 1, 2023. The Company performs its annual goodwill impairment testing in the fourth quarter each year and regularly assesses whenever events or circumstances make it more likely than not that an impairment may have occurred. If the carrying value of the net assets assigned to a reporting unit exceeds the estimated fair value of a reporting unit, goodwill is deemed impaired and is written down to the extent of the difference. During the third quarter of 2022, customers within the high-tech industry vertical in which RocketPower specializes reduced or eliminated their full-time hiring, reducing demand for RocketPower's services, and on-going economic uncertainty has more broadly impacted the growth in demand for Recruitment Process Outsourcing (RPO) in the near-term. These changes in market conditions therefore caused a triggering event requiring an interim impairment test for goodwill. Based on the result of management's interim goodwill impairment test as of third quarter 2022, management recorded a goodwill impairment charge of $30.7 million to write off a portion of RocketPower's goodwill. Management determined the fair value of the RocketPower reporting unit using an income approach. Under the income approach, estimated fair value is determined based on estimated future cash flows discounted by an estimated market participant weighted-average cost of capital. Management's analysis used the following significant assumptions: expected future revenue growth rates, profit margins and discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the RocketPower reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to expected future revenue growth rates, profit margins and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the RocketPower reporting unit. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the reporting unit; (ii) evaluating the appropriateness of the income approach; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to expected future revenue growth rates, profit margins, and discount rate. Evaluating management's assumptions related to expected future revenue growth rates and profit margins involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company's income approach and the discount rate significant assumption.

Workers' Compensation

As described in Note 1 to the consolidated financial statements, in the U.S., the Company has a combination of insurance and self-insurance contracts under which they effectively bear the first $1.0 million of risk per single accident. Management establishes the accrual for workers' compensation claims utilizing actuarial methods to estimate the undiscounted future cash payments that will be made to satisfy the claims, including an allowance for incurred-but-not-reported claims. Management retains an independent consulting actuary to establish loss development factors and loss rates, based on historical claims experience as well as industry experience, and applies those factors to current claims information to derive an estimate of the ultimate claims liability. In preparing the estimates, the consulting actuary considers a number of assumptions and multiple generally accepted actuarial methods in the course of preparing the loss forecast for claims. When claims exceed the applicable loss limit or self-insured retention and realization of recovery of the claim from existing insurance policies is deemed probable, management records a receivable from the insurance company for the excess amount. Management evaluates the accrual quarterly throughout the year and makes adjustments as needed. As disclosed by management, as of January 1, 2023, the accrual for accrued workers' compensation, net of related receivables, is $43.3 million.

The principal considerations for our determination that performing procedures relating to workers' compensation is a critical audit matter are (i) the significant judgment by management when determining the actuarial methods and the significant assumptions to use in establishing the accrual for workers' compensation claims; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's actuarial methods and significant assumptions related to the loss development factors and loss rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's accrual for workers' compensation claims, including controls over the actuarial methods and development of significant assumptions. These procedures also included, among others (i) the involvement of professionals with specialized skill and knowledge to assist in developing an independent estimate for the accrual for workers' compensation claims and (ii) comparing the independent estimate to management's estimate to evaluate the reasonableness of management's estimate. Developing the independent estimate involved (i) testing the completeness and accuracy of underlying data provided by management; (ii) evaluating management's actuarial methods and significant assumptions related to the loss development factors and loss rates; and (iii) independently developing the loss development factors and loss rates and actuarial methods used.

/s/ PricewaterhouseCoopers LLP
Detroit, Michigan
February 16, 2023

We have served as the Company's auditor since 1960.

KELLY SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS

	2022	2021	2020
	(In millions of dollars except per share items)		
Revenue from services	**$ 4,965.4**	$ 4,909.7	$ 4,516.0
Cost of services	**3,953.6**	3,990.5	3,688.4
Gross profit	**1,011.8**	919.2	827.6
Selling, general and administrative expenses	**943.5**	870.6	805.6
Goodwill impairment charge	**41.0**	—	147.7
Gain on sale of assets	**(6.2)**	—	(32.1)
Loss on disposal	**18.7**	—	—
Earnings (loss) from operations	**14.8**	48.6	(93.6)
Gain (loss) on investment in Persol Holdings	**(67.2)**	121.8	(16.6)
Gain on insurance settlement	**—**	19.0	—
Loss on currency translation from liquidation of subsidiary	**(20.4)**	—	—
Other income (expense), net	**1.6**	(3.6)	3.4
Earnings (loss) before taxes and equity in net earnings (loss) of affiliate	**(71.2)**	185.8	(106.8)
Income tax expense (benefit)	**(7.9)**	35.1	(34.0)
Net earnings (loss) before equity in net earnings (loss) of affiliate	**(63.3)**	150.7	(72.8)
Equity in net earnings (loss) of affiliate	**0.8**	5.4	0.8
Net earnings (loss)	**$ (62.5)**	$ 156.1	$ (72.0)
Basic earnings (loss) per share	**$ (1.64)**	$ 3.93	$ (1.83)
Diluted earnings (loss) per share	**$ (1.64)**	$ 3.91	$ (1.83)
Average shares outstanding (millions):			
Basic	**38.1**	39.4	39.3
Diluted	**38.1**	39.5	39.3

See accompanying Notes to Consolidated Financial Statements.

KELLY SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2022	2021	2020
	(In millions of dollars)		
Net earnings (loss)	$ (62.5)	$ 156.1	$ (72.0)
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments, net of tax benefit of $0.2 million and tax expense of $0.1 million and $0.2 million, respectively	(7.5)	(24.2)	13.9
Less: Reclassification adjustments included in net earnings (loss) - liquidation of Japan subsidiary	20.4	—	—
Less: Reclassification adjustments included in net earnings (loss) - equity method investment and other	4.7	—	(1.5)
Foreign currency translation adjustments	17.6	(24.2)	12.4
Pension liability adjustments, net of tax expense of $0.5 million and $0.2 million, respectively and tax benefit of $0.1 million	1.5	0.5	(0.9)
Less: Reclassification adjustments included in net earnings	0.1	0.2	0.1
Pension liability adjustments	1.6	0.7	(0.8)
Other comprehensive income (loss), net of tax	19.2	(23.5)	11.6
Comprehensive income (loss)	$ (43.3)	$ 132.6	$ (60.4)

See accompanying Notes to Consolidated Financial Statements.

KELLY SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		2022		2021
		(In millions of dollars)		
Assets				
Current Assets				
Cash and equivalents	$	**153.7**	$	112.7
Trade accounts receivable, less allowances of $11.2 million and $12.6 million, respectively		**1,491.6**		1,423.2
Prepaid expenses and other current assets		**69.9**		52.8
Total current assets		**1,715.2**		1,588.7
Noncurrent Assets				
Property and equipment:				
Property and equipment		**166.8**		205.1
Accumulated depreciation		**(139.0)**		(169.8)
Net property and equipment		**27.8**		35.3
Operating lease right-of-use assets		**66.8**		75.8
Deferred taxes		**299.7**		302.8
Goodwill, net		**151.1**		114.8
Investment in Persol Holdings		**—**		264.3
Investment in equity affiliate		**—**		123.4
Other assets		**403.2**		389.1
Total noncurrent assets		**948.6**		1,305.5
Total Assets	$	**2,663.8**	$	2,894.2

See accompanying Notes to Consolidated Financial Statements.

KELLY SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		2022		2021
		\(In millions of dollars\)		
Liabilities and Stockholders' Equity				
Current Liabilities				
Short-term borrowings	$	0.7	$	—
Accounts payable and accrued liabilities		723.3		687.2
Operating lease liabilities		14.7		17.5
Accrued payroll and related taxes		315.8		318.4
Accrued workers' compensation and other claims		22.9		20.8
Income and other taxes		51.4		51.3
Total current liabilities		1,128.8		1,095.2
Noncurrent Liabilities				
Operating lease liabilities		55.0		61.4
Accrued payroll and related taxes		—		57.6
Accrued workers' compensation and other claims		40.7		37.0
Accrued retirement benefits		174.1		220.0
Other long-term liabilities		11.0		86.8
Total noncurrent liabilities		280.8		462.8
Commitments and contingencies (See Commitments and Contingencies footnotes)				
Stockholders' Equity				
Capital stock, $1.00 par value				
Class A common stock, 100.0 million shares authorized; 35.1 million shares issued at 2022 and 36.7 million shares issued at 2021		35.1		36.7
Class B common stock, 10.0 million shares authorized; 3.4 million shares issued at 2022 and 2021		3.4		3.4
Treasury stock, at cost				
Class A common stock, 1.0 million shares at 2022 and 0.7 million shares at 2021		(19.5)		(14.5)
Class B common stock		(0.6)		(0.6)
Paid-in capital		28.0		23.9
Earnings invested in the business		1,216.3		1,315.0
Accumulated other comprehensive income (loss)		(8.5)		(27.7)
Total stockholders' equity		1,254.2		1,336.2
Total Liabilities and Stockholders' Equity	$	2,663.8	$	2,894.2

See accompanying Notes to Consolidated Financial Statements.

KELLY SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	2022	2021	2020
		(In millions of dollars)	
Capital Stock			
Class A common stock			
Balance at beginning of year	$ 36.7	$ 36.7	$ 36.6
Conversions from Class B	—	—	0.1
Share retirement	(1.6)	—	—
Balance at end of year	35.1	36.7	36.7
Class B common stock			
Balance at beginning of year	3.4	3.4	3.5
Conversions to Class A	—	—	(0.1)
Balance at end of year	3.4	3.4	3.4
Treasury Stock			
Class A common stock			
Balance at beginning of year	(14.5)	(16.5)	(20.3)
Net issuance of stock awards	2.8	2.0	3.8
Purchase of treasury stock	(7.8)	—	—
Balance at end of year	(19.5)	(14.5)	(16.5)
Class B common stock			
Balance at beginning of year	(0.6)	(0.6)	(0.6)
Net issuance of stock awards	—	—	—
Balance at end of year	(0.6)	(0.6)	(0.6)
Paid-in Capital			
Balance at beginning of year	23.9	21.3	22.5
Net issuance of stock awards	4.1	2.6	(1.2)
Balance at end of year	28.0	23.9	21.3
Earnings Invested in the Business			
Balance at beginning of year	1,315.0	1,162.9	1,238.6
Cumulative-effect adjustment from adoption of ASU 2016-13, Credit Losses	—	—	(0.7)
Net earnings (loss)	(62.5)	156.1	(72.0)
Dividends	(10.6)	(4.0)	(3.0)
Share retirement	(25.6)	—	—
Balance at end of year	1,216.3	1,315.0	1,162.9
Accumulated Other Comprehensive Income (Loss)			
Balance at beginning of year	(27.7)	(4.2)	(15.8)
Other comprehensive income (loss), net of tax	19.2	(23.5)	11.6
Balance at end of year	(8.5)	(27.7)	(4.2)
Stockholders' Equity at end of year	$ 1,254.2	$ 1,336.2	$ 1,203.0

See accompanying Notes to Consolidated Financial Statements.

KELLY SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

		2022		2021		2020
			(In millions of dollars)			
Cash flows from operating activities:						
Net earnings (loss)	$	**(62.5)**	$	156.1	$	(72.0)
Adjustments to reconcile net earnings to net cash from operating activities:						
Goodwill impairment charge		**41.0**		—		147.7
Deferred income taxes		**(72.1)**		21.6		(57.1)
Loss on disposal		**18.7**		—		—
Depreciation and amortization		**33.4**		29.8		24.2
Operating lease asset amortization		**18.5**		21.2		21.1
Provision for credit losses and sales allowances		**1.5**		1.6		12.8
Stock-based compensation		**7.8**		5.1		3.9
(Gain) loss on investment in Persol Holdings		**67.2**		(121.8)		16.6
Loss on cumulative translation adjustment reversal		**20.4**		—		—
Gain on foreign currency remeasurement		**(5.5)**		—		—
Gain on insurance settlement		**—**		(19.0)		—
Gain on sale of assets		**(6.2)**		—		(32.1)
Equity in net (earnings) loss of PersolKelly Pte. Ltd.		**(0.8)**		(5.4)		(0.8)
Other, net		**3.3**		6.0		1.4
Changes in operating assets and liabilities, net of acquisitions		**(141.0)**		(10.2)		120.3
Net cash (used in) from operating activities		**(76.3)**		85.0		186.0
Cash flows from investing activities:						
Capital expenditures		**(12.0)**		(11.2)		(15.5)
Proceeds from sale of assets		**10.1**		—		55.5
Acquisition of companies, net of cash received		**(143.1)**		(213.0)		(39.2)
Cash disposed from sale of Russia, net of proceeds		**(6.0)**		—		—
Proceeds from sale of Persol Holdings investment		**196.9**		—		—
Proceeds from sale of equity method investment		**119.5**		—		—
Proceeds from company-owned life insurance		**1.5**		12.2		2.3
Proceeds from insurance settlement		**—**		19.0		—
Proceeds from sale of Brazil, net of cash disposed		**—**		—		1.2
Proceeds (payments) related to loans to equity affiliate		**—**		5.9		5.6
Proceeds from (investment in) equity securities		**—**		5.0		(0.2)
Other investing activities		**0.6**		1.4		0.1
Net cash from (used in) investing activities		**167.5**		(180.7)		9.8
Cash flows from financing activities:						
Net change in short-term borrowings		**0.8**		(0.2)		(1.7)
Financing lease payments		**(1.4)**		(1.5)		(2.0)
Dividend payments		**(10.6)**		(4.0)		(3.0)
Payments of tax withholding for stock awards		**(0.9)**		(0.6)		(1.2)
Buyback of common shares		**(27.2)**		—		—
Purchase of treasury stock		**(7.8)**		—		—
Contingent consideration payments		**(3.3)**		(1.6)		—
Other financing activities		**(0.2)**		(0.2)		(0.2)
Net cash used in financing activities		**(50.6)**		(8.1)		(8.1)
Effect of exchange rates on cash, cash equivalents and restricted cash		**2.3**		(4.8)		9.4
Net change in cash, cash equivalents and restricted cash		**42.9**		(108.6)		197.1
Cash, cash equivalents and restricted cash at beginning of year		**119.5**		228.1		31.0
Cash, cash equivalents and restricted cash at end of year[1]	$	**162.4**	$	119.5	$	228.1

KELLY SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(1) The following table provides a reconciliation of cash, cash equivalents and restricted cash to the amounts reported in our consolidated balance sheet:

	2022	2021	2020
	(In millions of dollars)		
Reconciliation of cash, cash equivalents and restricted cash:			
Current assets:			
Cash and equivalents	**$ 153.7**	$ 112.7	$ 223.0
Restricted cash included in prepaid expenses and other current assets	**0.1**	0.2	—
Noncurrent assets:			
Restricted cash included in other assets	**8.6**	6.6	5.1
Cash, cash equivalents and restricted cash at end of year	**$ 162.4**	$ 119.5	$ 228.1

See accompanying Notes to Consolidated Financial Statements.

1. Summary of Significant Accounting Policies

Nature of Operations Kelly Services, Inc. is a specialty talent and workforce solutions provider operating throughout the world.

Fiscal Year The Company's fiscal year ends on the Sunday nearest to December 31. The three most recent years ended on January 1, 2023 (2022, which contained 52 weeks), January 2, 2022 (2021, which contained 52 weeks) and January 3, 2021 (2020, which contained 53 weeks). Period costs included in selling, general and administrative ("SG&A") expenses are recorded on a calendar-year basis. The Company's operations in Brazil were accounted for on a one-month lag, until the Company sold the Brazil operations in the third quarter of 2020. The Company's equity method investment in PersolKelly Pte. Ltd. was accounted for on a one-quarter lag prior to the sale of the majority of the investment in the first quarter of 2022 (see Investment in PersolKelly Pte. Ltd. footnote). Any material transactions in the intervening period are disclosed or accounted for in the current reporting period.

Principles of Consolidation The consolidated financial statements include the accounts and operations of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated. Certain prior period amounts have been reclassified to conform to the current presentation.

Investment in Persol Holdings The Company's previous investment in Persol Holdings, as further described in the Investment in Persol Holdings footnote, was carried at fair value with the changes in fair value recognized in net earnings. The fair value of the investment was based on the quoted market price until the sale of the investment in the first quarter of 2022.

Investment in PersolKelly Pte. Ltd. The Company had a 49% ownership interest in its equity affiliate, PersolKelly Pte. Ltd., which was accounted for under the equity method. The operating results of the equity affiliate were recorded on a one-quarter lag and included in equity in net earnings (loss) of affiliate in the consolidated statements of earnings, until the Company sold the majority of the investment in the first quarter of 2022 (see Investment in PersolKelly Pte. Ltd. footnote). The remaining investment is accounted for as an equity investment without a readily determinable fair value (see Fair Value Measurements footnote).

Foreign Currency Translation All of the Company's international subsidiaries use their local currency as their functional currency, which is the currency in which they transact the majority of their activities. Revenue and expense accounts of foreign subsidiaries are translated to U.S. dollars at average exchange rates, while assets and liabilities are translated to U.S. dollars at year-end exchange rates. Resulting translation adjustments, net of tax, where applicable, are reported as accumulated foreign currency translation adjustments in stockholders' equity and are recorded as a component of accumulated other comprehensive income (loss).

Revenue Recognition Revenues are recognized when control of the promised services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services. Our revenues are recorded net of any sales, value added, or similar taxes collected from our customers. We generate revenue from: the hourly sales of services by our temporary employees to customers ("staffing services" revenue), the recruiting of permanent employees for our customers ("permanent placement" revenue), and through our talent fulfillment and outcome-based activities ("talent solutions" and "outcome-based services" revenue).

We record revenues from sales of services and the related direct costs in accordance with the accounting guidance on reporting revenue gross as a principal versus net as an agent. When Kelly is the principal, we demonstrate control over the service by being primarily responsible to our customers for fulfilling the contractual promise to provide the service. When Kelly does not demonstrate control over the service, which may be evident through the arrangement of other contingent labor suppliers and/or service providers to perform services for the customer or by Kelly not holding primary responsibility for the fulfillment of the contractual promise to provide services to the customer, the amounts billed to our customers are net of the amounts paid to the secondary suppliers/service providers and the net amount is recorded as revenues.

Staffing Services Revenue
Staffing services contracts are generally negotiated and invoiced on a per-hour or per-unit basis as the temporary staffing services are transferred to the customer. Revenue from the majority of our staffing services continues to be recognized over time as the customer simultaneously receives and consumes the services we provide. We have applied the practical expedient to recognize revenue for these services over the term of the agreement in proportion to the amount we have the right to invoice the customer.

Permanent Placement Revenue
Permanent placement revenue is recorded at the point in time the permanent placement candidate begins full-time employment. On the candidate start date, the customer accepts the candidate and can direct the use of the candidate as well as obtains the significant risk and rewards of the candidate. We consider this the point the control transfers to the customer.

Outcome-Based Services Revenue
Billings are generally negotiated and invoiced on a measure of time (hours, weeks, months) or per-unit basis for our services performed. We continue to recognize revenue from the majority of our outcome-based services over time as the customer simultaneously receives and consumes the services we provide. For the majority of our outcome-based services, we have applied the practical expedient to recognize revenue for these services over the term of the agreement in proportion to the amount we have the right to invoice the customer.

Talent Solutions Revenue
Talent Solutions services include: overall program management of our client's contingent workforce, external vendors and/or independent contractors, end-to-end talent acquisition, and payroll outsourcing. Billings are generally negotiated and invoiced as a fee-based commission contingent on the amount of services managed through the program, a monthly management fee, measure of time (hours), or a per-unit basis for our services performed. We continue to recognize revenue for talent solution services over time as the customer simultaneously receives and consumes the services we provide. We have applied the practical expedient to recognize revenue for these services over the term of the agreement in proportion to the amount we have the right to invoice the customer.

Variable Consideration
Certain customers may receive cash-based incentives or credits, which are accounted for as a form of variable consideration. We estimate these amounts based on the expected or likely amount to be provided to customers and reduce revenues recognized to the extent that it is probable that a significant reversal of such adjustment will not occur. Provisions for sales allowances (billing adjustments related to errors, service issues and compromises on billing disputes), based on historical experience, are recognized at the time the related sale is recognized as a reduction in revenue from services.

Payment Terms
Customer payments are typically due within 60 days of invoicing, but may be shorter or longer depending on contract terms. Management does not assess whether a contract has a significant financing component if the expectation at contract inception is that the period between payment by the customer and the transfer of the services to the customer will be less than one year. We do not have any significant financing components or extended payment terms.

Deferred Revenue
Items which are billed to the customer at a point in time, rather than billed over time as the services are delivered to the customer, are assessed for potential revenue deferral. At this time, the balance of the contract liability as well as the amount of revenue recognized in the reporting period that was included in the deferred revenue balance at the beginning of the period is not material.

Deferred Costs
Occasionally, fulfillment costs are incurred after obtaining a contract in order to generate a resource that will be used to provide our services. These costs are considered incremental and recoverable costs to fulfill our contract with the customer. These costs to fulfill a contract are deferred and then amortized on a straight-line basis over a period of benefit that we have determined to be the average length of assignment of the employees. We determined the period of benefit by taking into consideration our customer contracts, attrition rates and other relevant factors. Amortization expense is included in SG&A expenses in the consolidated statements of earnings.

Unsatisfied Performance Obligations
The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

Allowance for Credit Losses - Trade Accounts Receivable The Company records an allowance for uncollectible accounts receivable, billed and unbilled, based on historical loss experience, customer payment patterns, current economic trends, and reasonable and supportable forecasts, as applicable. The reserve for sales allowances is also included in the allowance for uncollectible accounts receivable. The Company estimates the current expected credit losses by applying internally developed loss rates to all outstanding receivable balances by aging category. Accounts receivable are written-off against the allowance when they are deemed uncollectible. The Company reviews the adequacy of the allowance for uncollectible accounts

receivable on a quarterly basis and, if necessary, increases or decreases the balance by recording a charge or credit to SG&A expenses for the portion of the adjustment relating to uncollectible accounts receivable, and a charge or credit to revenue from services for the portion of the adjustment relating to sales allowances.

We are exposed to credit losses primarily through our sales of workforce solution services to customers. We establish an allowance for estimated credit losses in the current period resulting from the failure of our customers to make required payments on their trade accounts receivable in future periods. We pool such assets by geography and other similar risk characteristics, such as accounts in collection, and apply an aging method to estimate future credit losses utilizing inputs such as historical write-off experience, customer payment patterns, current collection data, and reasonable and supportable forecasts, as applicable. Credit risk with respect to accounts receivable is limited due to short payment terms. The Company also performs ongoing credit evaluations using applicable credit ratings of its customers to help analyze credit risk. We monitor ongoing credit exposure through frequent review of past due accounts (based on the payment terms of the contract) and follow-up with customers, as appropriate. We may employ collection agencies and legal counsel to pursue recovery of defaulted receivables.

Allowance for Credit Losses - Other Financial Assets The Company measures expected credit losses on qualified financial assets that do not result from revenue transactions using a probability of default method by type of financing receivable. The estimate of expected credit losses considers credit ratings, financial data, historical write-off experience, current conditions, and reasonable and supportable forecasts, as applicable, to estimate the risk of loss.

Cost of Services Cost of services are those costs directly associated with the earning of revenue. The primary examples of these types of costs are temporary employee wages, along with other employee related costs, including associated payroll taxes, temporary employee benefits, such as service bonus and holiday pay, and workers' compensation costs. These costs differ fundamentally from SG&A expenses in that they arise specifically from the action of providing our services to customers whereas SG&A costs are incurred regardless of whether or not we place temporary employees with our customers.

Advertising Expenses Advertising expenses, which are expensed as incurred and are included in SG&A expenses, were $6.4 million in 2022, $7.5 million in 2021 and $8.1 million in 2020.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Estimates are used for, but not limited to, the accounting for the allowance for uncollectible accounts receivable and credit losses, workers' compensation, goodwill and long-lived asset impairment, valuation of acquired intangibles, litigation costs and income taxes. Actual results could differ materially from those estimates.

Cash and Equivalents Cash and equivalents are stated at fair value. The Company considers securities with original maturities of three months or less to be cash and equivalents.

Property and Equipment Property and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives. Cost and estimated useful lives of property and equipment by function are as follows:

Category	2022	2021	Useful Life
	(In millions of dollars)		
Land	$ —	$ —	—
Work in process	3.0	0.3	—
Buildings and improvements	0.4	12.9	15 to 40 years
Computer hardware and software	126.8	147.9	3 to 12 years
Equipment, furniture and fixtures	22.7	26.6	5 years
Leasehold improvements	13.9	17.4	HQ: 15 years
			Branches: Lesser of the lease or 5 years
Total property and equipment	$ 166.8	$ 205.1	

The Company capitalizes external costs and internal payroll costs directly incurred in the development of software for internal use as required by the Internal-Use Software Subtopic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). Work in process represents capitalized costs for internal-use software not yet in service. Depreciation expense was $13.6 million for 2022, $16.4 million for 2021 and $16.8 million for 2020.

Cloud Computing Arrangements The Company has cloud computing arrangements that are comprised of internal-use software platforms that are accounted for as service contracts. The Company does not have the ability to take possession of the software without significant penalty nor can the Company run the software on its own hardware or contract with another party unrelated to the vendor to host the software. Implementation costs associated with these cloud computing arrangements are capitalized when incurred during the application development phase. Amortization is calculated on a straight-line basis and is a component of SG&A expenses in our consolidated statements of earnings.

Amortization expense was $4.2 million for 2022, $2.2 million for 2021, and $1.0 million for 2020. The related accumulated amortization totaled $7.3 million in 2022 and $3.2 million in 2021. Capitalized amounts related to such arrangements are recorded within prepaid and other current assets and non-current other assets in the consolidated balance sheet. As of year-end 2022 and 2021, the Company had $2.7 million recorded in prepaid expenses and other current assets in the consolidated balance sheet and $21.0 million and $13.9 million, respectively, recorded in non-current other assets in the consolidated balance sheet related to capitalized cloud computing arrangements (see Other Assets footnote).

Leases Right-of-use ("ROU") assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Since most of the Company's leases do not have an implicit borrowing rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our leases may include options allowing us in our sole discretion to extend or terminate the lease, and when it is reasonably certain that we will exercise those options, we will include those periods in our lease term. Variable costs, such as payments for insurance and tax payments, are expensed when the obligation for those payments is incurred.

Goodwill and Other Intangible Assets Goodwill represents the excess of the purchase price over the acquisition date fair value of net assets acquired. Purchased intangible assets are primarily comprised of acquired trade names and customer relationships that are recorded at fair value at the date of acquisition. The fair value of trade name intangibles is determined using the relief-from-royalty method, which relies on the use of estimates and assumptions about projected revenue growth rates, royalty rates and discount rates. The fair value of customer relationship intangibles is determined using the multi-period excess earnings method, which relies on the use of estimates and assumptions about projected revenue growth rates, customer attrition rates, profit margins and discount rates.

Purchased intangible assets with definite lives are amortized over their respective useful lives (from 5 to 15 years) on a straight-line basis.

Impairment of Long-Lived Assets, Intangible Assets, Goodwill, Equity Method Investments and Equity Securities The Company evaluates long-lived assets and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When estimated undiscounted future cash flows will not be sufficient to recover the carrying amount of the asset group, in which the long-lived asset being tested for impairment resides, the asset is written down to its estimated fair value. Assets to be disposed of by sale, if any, are reported at the lower of the carrying amount or estimated fair value less cost to sell.

We test goodwill for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Generally accepted accounting principles require that goodwill be tested for impairment at a reporting unit level. For segments with a goodwill balance, we have determined that our reporting units are the same as our operating and reportable segments based on our organizational structure or one level below our operating segments (the component level).

We may first use a qualitative assessment ("step zero test") for the annual impairment test if we have determined that it is more likely than not that the fair value for one or more reporting units is greater than their carrying value. The step zero test includes making judgments and assessments to determine whether any events or circumstances have occurred that makes it more likely than not that the fair value of a reporting unit is less than its carrying amount. In conducting the qualitative assessment, we assess the totality of relevant events and circumstances that affect the fair value or carrying value of the reporting unit. Such events and circumstances may include macroeconomic conditions, industry and market conditions, cost factors, overall financial performance, entity-specific events and events affecting a reporting unit.

If we elect to forgo the qualitative assessment for a reporting unit, goodwill is tested for impairment by comparing the estimated fair value of a reporting unit to its carrying value ("step one test"). If the estimated fair value of a reporting unit exceeds the carrying value of the net assets assigned to a reporting unit, goodwill is not considered impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeds the estimated fair value of a reporting unit, goodwill is deemed impaired and is written down to the extent of the difference.

For the step one quantitative test, we determine the fair value of our reporting units using the income approach. Under the income approach, estimated fair value is determined based on estimated future cash flows discounted by an estimated market participant weighted-average cost of capital, which reflects the overall level of inherent risk of the reporting unit being measured. Estimated future cash flows are based on our internal projection model and reflects management's outlook for the reporting unit. Assumptions and estimates about future cash flows and discount rates are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Our analysis used the following significant assumptions: expected future revenue growth rates, profit margins and discount rate.

Prior to the sale of the majority of our investment in our equity affiliate, we evaluated our equity method investment on a quarterly basis or whenever events or circumstances indicated the carrying amount may be other-than-temporarily impaired. If we had concluded that there was an other-than-temporary impairment of our equity method investment, we would have adjusted our carrying amount of our investment to the adjusted fair value.

We evaluate our equity securities measured under the measurement alternative for indicators of impairment on a quarterly basis and whenever observable price changes occur. The measurement alternative represents cost, less impairment, plus or minus observable price changes. Quarterly, we also confirm the securities still qualify to be measured in accordance with the measurement alternative. The value of the securities will be adjusted for any increases or decreases as a result of an observable price change.

Accounts Payable Included in accounts payable balances are book overdrafts, which are outstanding checks in excess of funds on deposit. Such amounts totaled $0.4 million and $5.4 million at year-end 2022 and 2021, respectively.

Accrued Payroll and Related Taxes Included in current accrued payroll and related taxes are book overdrafts, which are outstanding checks in excess of funds on deposit. Such amounts totaled $67.6 million and $39.1 million at year-end 2022 and 2021, respectively. Payroll taxes for temporary employees are recognized proportionately to direct wages for interim periods based on expected full-year amounts. Included in 2021 current and noncurrent accrued payroll and related taxes are deferred U.S. payroll tax payments as allowed by COVID-19 economic relief legislation.

Income Taxes The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The U.S. work opportunity credit is allowed for wages earned by employees in certain targeted groups. The actual amount of creditable wages in a particular period is estimated, since the credit is only available once an employee reaches a minimum employment period and the employee's inclusion in a targeted group is certified by the applicable state. As these events often occur after the period the wages are earned, judgment is required in determining the amount of work opportunity credits accrued for in each period. We evaluate the accrual regularly throughout the year and make adjustments as needed.

Uncertain tax positions that are taken or expected to be taken in a tax return are recognized in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities that have full knowledge of all relevant information. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

Interest and penalties related to income taxes are classified as income tax expense. U.S. taxes on global intangible low-taxed income ("GILTI") are accounted for as incurred.

Stock-Based Compensation The Company may grant restricted stock awards and units (collectively, "restricted stock") and performance awards of the Company's Class A stock to key employees. The Company utilizes the market price on the date of grant as the fair value for restricted stock and the market price on the date of grant less the present value of the expected dividends not received during the vesting period for performance awards. The value of awards is recognized as expense, net of forfeitures as they occur, over the requisite service periods in SG&A expense in the Company's consolidated statements of earnings.

Earnings Per Share Restricted stock that entitle their holders to receive nonforfeitable dividends before vesting are considered participating securities and, therefore, are included in the calculation of earnings per share using the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared and participation rights in undistributed earnings. Under this method, earnings from continuing operations (or net earnings) is reduced by the amount of dividends declared, and the remaining undistributed earnings is allocated to common stock and participating securities based on the proportion of each class's weighted average shares outstanding to the total weighted average shares outstanding. The calculation of diluted earnings per share includes the effect of potential common shares outstanding in the average weighted shares outstanding.

Workers' Compensation In the U.S., the Company has a combination of insurance and self-insurance contracts under which we effectively bear the first $1.0 million of risk per single accident. The Company establishes accruals for workers' compensation claims utilizing actuarial methods to estimate the undiscounted future cash payments that will be made to satisfy the claims, including an allowance for incurred-but-not-reported claims. The Company retains an independent consulting actuary to establish loss development factors and loss rates, based on historical claims experience as well as industry experience, and applies those factors to current claims information to derive an estimate of the ultimate claims liability.

In preparing the estimates, the consulting actuary considers a number of assumptions and multiple generally accepted actuarial methods in the course of preparing the loss forecast for claims. When claims exceed the applicable loss limit or self-insured retention and realization of recovery of the claim from existing insurance policies is deemed probable, the Company records a receivable from the insurance company for the excess amount. The receivable is included in prepaid expenses and other current assets and other assets in the consolidated balance sheet at year end. The Company evaluates the accrual quarterly throughout the year and makes adjustments as needed, and the ultimate cost of these claims may be greater than or less than the established accrual.

2. Revenue

Revenue Disaggregated by Service Type

Kelly has five operating segments: Professional & Industrial ("P&I"), Science, Engineering & Technology ("SET"), Education, Outsourcing & Consulting Group ("Outsourcing & Consulting," "OCG") and International. Other than OCG, each segment delivers talent through staffing services, permanent placement or outcome-based services. Our OCG segment delivers talent solutions including managed service provider ("MSP"), payroll process outsourcing ("PPO"), recruitment process outsourcing ("RPO"), and talent advisory services. International also delivers RPO talent solutions within its local markets.

The following table presents our segment revenues disaggregated by service type (in millions of dollars):

	December Year to Date		
	2022	2021	2020
Professional & Industrial			
Staffing services	$ 1,228.2	$ 1,402.4	$ 1,423.3
Permanent placement	28.9	24.7	9.9
Outcome-based services	409.1	410.3	425.2
Total Professional & Industrial	1,666.2	1,837.4	1,858.4
Science, Engineering & Technology			
Staffing services	869.0	813.2	751.8
Permanent placement	29.7	24.4	12.5
Outcome-based services	366.7	319.2	254.8
Total Science, Engineering & Technology	1,265.4	1,156.8	1,019.1
Education			
Staffing services	627.8	411.5	286.4
Permanent placement	8.4	5.0	0.5
Total Education	636.2	416.5	286.9
Outsourcing & Consulting			
Talent solutions	468.0	432.1	363.5
Total Outsourcing & Consulting	468.0	432.1	363.5
International			
Staffing services	892.3	1,032.9	971.8
Permanent placement	22.6	21.3	16.8
Talent solutions	17.3	13.6	—
Total International	932.2	1,067.8	988.6
Total Intersegment	(2.6)	(0.9)	(0.5)
Total Revenue from Services	$ 4,965.4	$ 4,909.7	$ 4,516.0

Revenue Disaggregated by Geography

Our operations are subject to different economic and regulatory environments depending on geographic location. Our P&I and Education segments operate in the Americas region, our SET segment operates in the Americas and Europe regions, and OCG operates in the Americas, Europe and Asia-Pacific regions. The International segment includes Europe and our Brazil and Mexico operations, which are included in the Americas region. Our Russian operations were sold in the third quarter of 2022 and our Brazil operations were sold in August 2020 (see Acquisitions and Dispositions footnote).

The below table presents our revenues disaggregated by geography (in millions of dollars):

	December Year to Date		
	2022	2021	2020
Americas			
United States	$ 3,671.5	$ 3,513.4	$ 3,260.2
Canada	168.2	155.0	122.5
Puerto Rico	112.4	102.1	77.0
Mexico	46.5	92.7	114.4
Brazil	—	—	17.0
Total Americas Region	3,998.6	3,863.2	3,591.1
Europe			
Switzerland	222.8	222.2	200.4
France	199.4	223.1	198.2
Portugal	169.5	158.2	141.7
Italy	69.3	74.2	58.2
Russia	63.4	132.2	118.5
United Kingdom	57.1	68.3	73.7
Other	143.2	128.8	104.6
Total Europe Region	924.7	1,007.0	895.3
Total Asia-Pacific Region	42.1	39.5	29.6
Total Kelly Services, Inc.	$ 4,965.4	$ 4,909.7	$ 4,516.0

The below table presents our SET, OCG and International segment revenues disaggregated by geographic region (in millions of dollars):

	December Year to Date					
		2022		2021		2020
Science, Engineering & Technology						
Americas	$	1,250.3	$	1,149.3	$	1,013.7
Europe		15.1		7.5		5.4
Total Science, Engineering & Technology	$	1,265.4	$	1,156.8	$	1,019.1
Outsourcing & Consulting						
Americas	$	403.3	$	369.4	$	302.2
Europe		22.6		23.2		31.7
Asia-Pacific		42.1		39.5		29.6
Total Outsourcing & Consulting	$	468.0	$	432.1	$	363.5
International						
Americas	$	45.2	$	91.5	$	130.4
Europe		887.0		976.3		858.2
Total International	$	932.2	$	1,067.8	$	988.6

Deferred Costs

Deferred fulfillment costs, which are included in prepaid expenses and other current assets in the consolidated balance sheet, were $2.7 million as of year-end 2022 and $1.3 million as of 2021. Amortization expense for the deferred costs was $10.1 million for 2022, $20.5 million for 2021 and $21.5 million for 2020. As of year-end 2022, there was no impairment loss in relation to the costs capitalized.

3. Credit Losses

The rollforward of our allowance for credit losses related to trade accounts receivable, which is recorded in trade accounts receivable, less allowance in the consolidated balance sheet, is as follows (in millions of dollars):

	December Year to Date					
		2022		2021		2020
Allowance for credit losses:						
Beginning balance	$	9.4	$	9.8	$	9.7
Impact of adopting ASC 326		—		—		0.3
Current period provision		1.3		1.3		2.0
Currency exchange effects		(0.2)		(0.5)		0.1
Write-offs		(2.8)		(1.2)		(2.3)
Ending balance	$	7.7	$	9.4	$	9.8

Write-offs are presented net of recoveries, which were not material for December year to date 2022, 2021 and 2020.

We were engaged in litigation with a customer over a disputed accounts receivable balance for certain services rendered more than five years ago, which had been recorded as a long-term receivable in other assets in the consolidated balance sheet. In September 2020, a ruling was issued in favor of the customer, which we appealed. Upon receiving the ruling, we increased our allowance for credit losses by $9.2 million in the third quarter of 2020 to reflect the likelihood of collection, which was recorded in other assets in the consolidated balance sheet. The related allowance for credit losses on this long-term customer receivable was $10.9 million as of year-end 2020 and represented the likelihood of collection. In September 2021, a final ruling in the case was entered in favor of the customer. As a result, in the third quarter of 2021, we wrote off the entire receivable balance with this customer, including $0.6 million not previously reserved. The unreserved portion was recorded in SG&A expenses in the consolidated statements of earnings. The rollforward of our allowance for credit losses related to the long-term customer receivable, which was recorded in other assets in the consolidated balance sheet, is as follows (in millions of dollars):

| | December Year to Date | |
	2021	2020
Allowance for credit losses:		
Beginning balance	$ 10.9	$ 1.0
Impact of adopting ASC 326	—	0.7
Current period provision	0.6	9.5
Currency exchange effects	—	(0.3)
Write-offs	(11.5)	—
Ending Balance	$ —	$ 10.9

There were no long-term customer receivables in 2022. No allowances related to other receivables were material for December year to date 2022, 2021 and 2020.

4. Acquisitions and Dispositions

Acquisitions

In the second quarter of 2022, Kelly Services USA, LLC ("KSU"), a wholly owned subsidiary of the Company, acquired Pediatric Therapeutic Services ("PTS"), as detailed below. In the first quarter of 2022, the Company acquired Rocket Power Holdings LLC and Rocket Power Ops LLC (collectively, "RocketPower"), as detailed below. In the second quarter of 2021, the Company acquired Softworld, Inc. ("Softworld"), as detailed below. In the fourth quarter of 2020, KSU acquired Greenwood/Asher & Associates, LLC ("Greenwood/Asher"), as detailed below. In the first quarter of 2020, KSU acquired Insight Workforce Solutions LLC and its affiliate, Insight EDU LLC (collectively, "Insight"), as detailed below.

Pediatric Therapeutic Services

On May 2, 2022, KSU acquired 100% of the membership interests of PTS for a purchase price of $82.1 million. PTS is a specialty firm that provides and manages various state and federally mandated in-school therapy services. This acquisition expands Education's K-12 solution offering in the education staffing market and serves as an entry point into the therapeutic services market. Under terms of the purchase agreement, the purchase price was adjusted for cash held by PTS at the closing date and estimated working capital adjustments resulting in the Company paying cash of $85.7 million. Total consideration includes $1.1 million of additional consideration that is payable to the seller related to employee retention credits and is recorded in accounts payable and accrued liabilities in the consolidated balance sheet. In the third quarter of 2022, the Company paid $0.1 million of the employee retention credits and the remainder is expected to be paid in the first quarter of 2023. The total consideration is as follows (in millions of dollars):

Cash consideration paid	$ 85.7
Additional consideration payable	1.1
Total consideration	$ 86.8

Due to the limited amount of time that has passed since acquiring PTS, the purchase price allocation for this acquisition is preliminary and could change. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the date of the acquisition (in millions of dollars):

Cash	$	0.9
Trade accounts receivable		10.0
Prepaid expenses and other current assets		1.6
Net property and equipment		0.4
Goodwill		36.3
Intangibles		40.3
Accounts payable and accrued liabilities, current		(2.6)
Accrued payroll and related taxes, current		(0.1)
Total consideration, including working capital adjustments	$	86.8

The fair value of the acquired receivables represents the contractual value. Included in the assets purchased in the PTS acquisition was $40.3 million of intangibles, made up of $29.8 million in customer relationships, $9.3 million associated with PTS's trade names and $1.2 million for non-compete agreements. Customer relationships will be amortized over 15 years with no residual value, trade names will be amortized over 15 years with no residual value, and the non-compete agreements will be amortized over five years with no residual value. Goodwill generated from the acquisition was primarily attributable to expected synergies from combining operations and expanding market potential and was assigned to the Education operating segment (see Goodwill and Intangible Assets footnote). All of the goodwill is expected to be deductible for tax purposes.

PTS's results of operations are included in the Education segment. Our consolidated revenues and earnings from operations for the year ended 2022 included $28.5 million and $3.8 million, respectively, from PTS.   Pro forma results of operations for this acquisition have not been presented as the acquisition does not have a material impact to the consolidated statements of earnings.

RocketPower

On March 7, 2022, the Company acquired 100% of the issued and outstanding membership interests of RocketPower for a purchase price of $59.3 million. RocketPower is a leading provider of RPO and other outsourced talent solutions to U.S. high-tech companies. This acquisition expands OCG's RPO solution and delivery offering and enhances the specialty RPO strategy and expertise within the high-tech industry. Under terms of the purchase agreement, the purchase price was adjusted for cash held by RocketPower at the closing date and estimated working capital adjustments resulting in the Company paying cash of $61.8 million. Total consideration includes $1.1 million of additional consideration that is payable to the seller in 2023 related to employee retention credits and contingent consideration with an initial estimated fair value of $0.6 million related to an earnout payment with a maximum potential cash payment of $31.8 million in the event certain financial metrics are met per the terms of the agreement. The initial fair value of the earnout was established using a Black Scholes model and it was reassessed throughout 2022 (see Fair Value Measurements footnote). The total consideration is as follows (in millions of dollars):

Cash consideration paid	$	61.8
Additional consideration payable		1.1
Contingent consideration		0.6
Total consideration	$	63.5

Due to the limited amount of time that has passed since acquiring RocketPower, the purchase price allocation for this acquisition is preliminary and could change. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the date of the acquisition (in millions of dollars):

Cash	$	3.5
Trade accounts receivable		6.9
Prepaid expenses and other current assets		1.8
Net property and equipment		0.1
Goodwill		41.0
Intangibles		15.8
Accounts payable and accrued liabilities, current		(2.9)
Accrued payroll and related taxes, current		(1.5)
Other long-term liabilities		(1.2)
Total consideration, including working capital adjustments	$	63.5

The fair value of the acquired receivables represents the contractual value. Included in the assets purchased in the RocketPower acquisition was $15.8 million of intangible assets, made up of $7.5 million in customer relationships, $6.6 million associated with RocketPower's trade names and $1.7 million for non-compete agreements. Customer relationships will be amortized over three years with no residual value, trade names will be amortized over 10 years with no residual value, and the non-compete agreements will be amortized over six years with no residual value. Goodwill generated from the acquisition was primarily attributable to expected synergies from combining operations and expanding market potential and was assigned to the OCG operating segment. The amount of goodwill expected to be deductible for tax purposes is approximately $27.5 million. In the third and fourth quarters of 2022, changes in market conditions triggered interim impairment tests for both long-lived assets and goodwill, resulting in the Company recording a goodwill impairment charge of $41.0 million (see Goodwill and Intangible Assets footnote).

RocketPower's results of operations are included in the OCG segment in 2022. Our consolidated revenues and earnings from operations for the year ended 2022 included $24.3 million and a loss of $43.5 million, which includes the $41.0 million goodwill impairment charge, respectively, from RocketPower. Pro forma results of operations for this acquisition have not been presented as the acquisition does not have a material impact to the consolidated statements of earnings.

Softworld

On April 5, 2021, the Company acquired 100% of the shares of Softworld for a purchase price of $215.0 million. Softworld is a leading technology staffing and workforce solutions firm that serves clients across several end-markets, including financial services, life sciences, aerospace, defense, insurance, retail and IT consulting. This acquisition is intended to expand our capabilities, scale and solution set in our technology specialty. Under terms of the purchase agreement, the purchase price was adjusted for cash held by Softworld at the closing date and estimated working capital adjustments resulting in the Company paying cash of $220.4 million. Total consideration included $2.6 million of additional consideration that was paid to the seller in the fourth quarter of 2022. In the third quarter of 2021, the Company received cash for a post-close working capital adjustment of $6.0 million. The total consideration was as follows (in millions of dollars):

Cash consideration paid	$	220.4
Additional consideration payable		2.6
Net working capital adjustment		(6.0)
Total consideration	$	217.0

As of first quarter-end 2022, the purchase price allocation for this acquisition was final.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the date of the acquisition (in millions of dollars):

Cash	$	1.4
Trade accounts receivable		21.6
Prepaid expenses and other current assets		3.3
Net property and equipment		1.2
Operating lease right-of-use assets		7.6
Non-current deferred tax		5.9
Goodwill		111.3
Intangibles		79.4
Other assets, noncurrent		1.2
Accounts payable and accrued liabilities, current		(2.5)
Operating lease liabilities, current		(1.3)
Accrued payroll and related taxes, current		(4.6)
Income and other taxes, current		(1.2)
Operating lease liabilities, noncurrent		(6.3)
Total consideration, including working capital adjustments	$	217.0

The fair value of the acquired receivables represents the contractual value. Included in the assets purchased in the Softworld acquisition was $79.4 million of intangible assets, made up of $54.9 million in customer relationships, $23.1 million associated with Softworld's trade name, and $1.4 million for non-compete agreements. The customer relationships and trade name will be amortized over 10 years with no residual value and the non-compete agreements will be amortized over five years with no residual value. Goodwill generated from the acquisition was primarily attributable to expanding market potential and the expected revenue synergies and was assigned to the SET operating segment (see Goodwill footnote). All of the goodwill is expected to be deductible for tax purposes.

During the third quarter of 2021, the Company filed a claim, in excess of policy limits, under a representations and warranties insurance policy purchased by the Company in connection with the acquisition of Softworld. The claim asserted damages arising out of alleged breaches by the sellers of Softworld of certain representations and warranties contained in the purchase agreement relating to periods prior to the closing of the acquisition. In the fourth quarter of 2021, the Company reached a settlement with the insurer for $19.0 million and received the payment. The payment was recorded entirely in gain on insurance settlement in the consolidated statements of earnings and included within cash flows from investing activities in the consolidated statements of cash flows.

Softworld's results of operations are included in the SET segment. For the year ended 2021, our consolidated revenues and net earnings included $98.0 million and $4.7 million from Softworld, respectively. The date of the acquisition was the first day of our second quarter, therefore, our first quarter results of 2021 do not include any revenue or earnings from Softworld.

Pro Forma Information

The following unaudited pro forma information presents a summary of the operating results as if the Softworld acquisition had been completed as of December 30, 2019 (in millions of dollars):

	December Year to Date			
	2021		2020	
Pro forma revenues	$	4,940.9	$	4,626.5
Pro forma net earnings (loss)	$	157.7	$	(70.8)

The pro forma results for 2021 and 2020 reflects amortization of the intangible assets of $2.0 million per quarter, a non-recurring adjustment to reclassify $1.3 million of transaction expenses from 2021 to 2020, deferred compensation from 2020 and applicable taxes. The unaudited pro forma information presented has been prepared for comparative purposes only and is not necessarily indicative of the results of operations as they would have been had the acquisitions occurred on the assumed date, nor is it necessarily an indication of future operating results.

Greenwood/Asher

On November 18, 2020, KSU acquired 100% of the membership interests of Greenwood/Asher, a premier specialty education executive search firm in the U.S., for a purchase price of $3.5 million. Under terms of the purchase agreement, the purchase price was adjusted for cash held by Greenwood/Asher at the closing date and estimated working capital adjustments resulting in the Company paying cash of $5.2 million. The purchase price of the acquisition also includes contingent consideration with an initial estimated fair value of $2.1 million related to an earnout payment in the event certain conditions are met per the terms of the agreement. The initial fair value of the earnout was established using a Black Scholes model and it is revalued quarterly, resulting in a net increase of $2.5 million to the liability in 2021, and an increase of $1.0 million to the liability in 2022 (see Fair Value Measurements footnote). During the first quarter of 2022, the Company paid the first year earnout payment of $2.3 million. The earnout liability as of year-end 2022 is $3.3 million, which is recorded in accounts payable and accrued liabilities in the consolidated balance sheet, and is expected to be paid in the first quarter of 2023 pursuant to the terms of the purchase agreement. As of third quarter-end 2021, the purchase price allocation for this acquisition was final.

This acquisition is intended to expand our revenue opportunities in the education industry in the U.S. Greenwood/Asher's results of operations are included in the Education segment. Pro forma results of operations for this acquisition have not been presented as they are not material to the consolidated statements of earnings.

Insight

On January 14, 2020, KSU acquired 100% of the membership interests of Insight, an educational staffing company in the U.S., for a purchase price of $34.5 million. Under terms of the purchase agreement, the purchase price was adjusted for cash held by Insight at the closing date and estimated working capital adjustments resulting in the Company paying cash of $38.1 million. The purchase price of the acquisition also included contingent consideration with an estimated fair value of $1.6 million related to an earnout payment in the event certain conditions were met per the terms of the agreement. The initial fair value of the earnout was established using a Monte Carlo simulation and the liability was recorded in accounts payable and accrued liabilities in the consolidated balance sheet (see Fair Value Measurements footnote). Subsequently, the earnout was revalued, resulting in a net increase to the liability of $0.1 million in 2020 and a further increase of $0.1 million in 2021. In the third quarter of 2021, the Company paid the final earnout amount of $1.8 million in cash. In our consolidated statements of cash flows, $1.6 million of the payment is reflected as a financing activity representing the initial fair value of the earnout, with the remainder flowing through operating activities. There was no remaining liability for the earnout as of year-end 2022 or 2021. In the second quarter of 2020, the Company paid a working capital adjustment of $0.1 million. As of year-end 2020, the purchase price allocation was final.

This acquisition is intended to increase our market share in the education staffing market in the U.S. Insight's results of operations are included in the Education segment. Pro forma and actual results of operations for this acquisition have not been presented as it is not material to the consolidated statements of earnings.

Dispositions

Russia operations

On July 20, 2022, the Company completed the sale of its Russia operations ("disposal group"), which was included in the Company's International operating segment. The Company received cash proceeds of $7.4 million, which is less than the cash disposed of in the sale, resulting in investing cash outflows of $6.0 million in the consolidated statements of cash flows. The disposal group was previously reported as held for sale as of our second quarter-end 2022 with an $18.5 million impairment charge associated with the transaction. The total loss on the sale is $18.7 million, resulting from an additional $0.2 million loss on the transaction in the third quarter of 2022, which is recorded in loss on disposal in the consolidated statements of earnings. The loss on disposal includes the liquidation of the cumulative translation adjustment of $1.4 million.

The disposal group does not meet the requirements to be classified as discontinued operations as the sale does not have a material effect on the Company's operations and does not represent a strategic shift in the Company's strategy. Our consolidated revenue for the year ended 2022, 2021 and 2020 includes $63.4 million, $132.2 million, and $118.5 million, respectively, from the Russia operations and our consolidated earnings before taxes for the year ended 2022, 2021 and 2020 includes $1.4 million, $3.2 million and $2.4 million, respectively, from the Russia operations.

The major classes of divested assets and liabilities were as follows (in millions of dollars):

Assets divested		
Cash and equivalents	$	13.4
Trade accounts receivable, net		22.8
Prepaid expenses and other current assets		0.7
Property and equipment, net		0.7
Deferred taxes		0.4
Other assets		0.3
Assets divested		38.3
Liabilities divested		
Accounts payable and accrued liabilities		(0.6)
Accrued payroll and related taxes		(7.3)
Income and other taxes		(5.7)
Liabilities divested		(13.6)
Disposal group, net	$	24.7

Brazil operations

On August 18, 2020, the Company sold its Brazil operations for a purchase price of $1.4 million. The Company received cash proceeds of $1.2 million, net of cash disposed. As a part of the transaction, the Company has agreed to indemnify the buyer for losses and costs incurred in connection with certain events or occurrences initiated within a six-year period after closing. The aggregate losses for which the Company will provide indemnification shall not exceed $8.8 million. Accordingly, the Company recorded an indemnification liability of $2.5 million, which represented the fair value of the liability at the time of disposition and completely offset the gain on the sale. The indemnification liability is revalued on a quarterly basis (see Fair Value Measurements footnote).

5. Investment in Persol Holdings

Prior to February 2022, the Company had a yen-denominated investment through the Company's subsidiary, Kelly Services Japan, Inc., in the common stock of Persol Holdings Co., Ltd. ("Persol Holdings"), the 100% owner of Persol Asia Pacific Pte. Ltd., the Company's joint venture partner in PersolKelly Pte. Ltd. (the "JV"). In February 2022, the Company's board approved a series of transactions that ended the cross-shareholding agreement with Persol Holdings.

On February 14, 2022, the Company repurchased 1,576,169 Class A and 1,475 Class B common shares held by Persol Holdings for $27.2 million. The purchase price was based on the average closing price of the last five business days prior to the transaction. The shares were subsequently retired and returned to an authorized, unissued status. In accordance with the Company's policy, the amount paid to repurchase the shares in excess of par value of $25.6 million was recorded to earnings invested in the business in the consolidated balance sheet at the time of the share retirement.

On February 15, 2022, Kelly Services Japan, Inc. sold the investment in the common stock of Persol Holdings in an open-market transaction for proceeds of $196.9 million, net of transaction fees. As our investment was a noncontrolling interest in Persol Holdings, the investment was recorded at fair value based on the quoted market price of Persol Holdings stock on the Tokyo Stock Exchange through the date of the transaction (see Fair Value Measurements footnote). The $67.2 million loss in the first quarter of 2022 recorded in gain (loss) on investment in Persol Holdings in the consolidated statements of earnings included $52.4 million for losses related to changes in fair value up to the date of the transaction and $14.8 million for the discount from the market price on the date of the sale and transaction costs. A gain on the investment of $121.8 million and a loss on the investment of $16.6 million for the years ended 2021 and 2020, respectively, was recorded in gain (loss) on investment in Persol Holdings in the consolidated statements of earnings.

Subsequent to the transaction discussed above, the Company commenced the dissolution process of its Kelly Services Japan, Inc. subsidiary, which was considered substantially liquidated as of first quarter-end 2022. As a result, the Company recognized a $20.4 million cumulative translation adjustment loss in the first quarter of 2022, which is recorded in loss on currency translation from liquidation of subsidiary in the consolidated statements of earnings. The Company also recognized a $5.5 million foreign exchange gain related to U.S.-denominated cash equivalents held by Kelly Services Japan, Inc. following the sale of the Persol Holdings shares and prior to a dividend payment to the Company in the first quarter of 2022. The foreign exchange gain is recorded in other income (expense), net in the consolidated statements of earnings. The dissolution of the Kelly Services Japan, Inc. subsidiary was completed in the fourth quarter of 2022.

6. Investment in PersolKelly Pte. Ltd.

Prior to February 2022, the Company had a 49% ownership interest in the JV (see Investment in Persol Holdings footnote above), a staffing services business operating in ten geographies in the Asia-Pacific region. On February 14, 2022, the Company entered into an agreement to sell 95% of the Company's shares in the JV to Persol Asia Pacific Pte. Ltd. On March 1, 2022, the Company received cash proceeds of $119.5 million. The carrying value of the shares sold was $117.6 million. In addition, the Company had $1.9 million of accumulated other comprehensive income representing the Company's share of the JV's other comprehensive income over time related to the shares sold that was realized upon the sale, offsetting the $1.9 million gain that resulted from the proceeds in excess of the carrying value.

The operating results of the Company's interest in the JV were accounted for on a one-quarter lag under the equity method and were reported in equity in net earnings (loss) of affiliate in the consolidated statements of earnings through the date of the sale. Such amounts were earnings of $0.8 million in 2022 representing the results through the date of the sale, $5.4 million in 2021 and $0.8 million in 2020.

After the sale, the Company has a 2.5% ownership interest in the JV and discontinued its use of equity method accounting. The remaining investment is accounted for as an equity investment without a readily determinable fair value (see Fair Value Measurements footnote). The equity investment, included in other assets on the Company's consolidated balance sheet, totaled $6.4 million as of year-end 2022 and the investment in equity affiliate on the Company's consolidated balance sheet totaled $123.4 million as of year-end 2021.

The Company made loans to the JV in prior years, proportionate to its 49% ownership, to fund working capital requirements as a result of their sustained revenue growth. In the fourth quarter of 2020, the JV repaid $5.6 million of the outstanding loan balance and in the second quarter of 2021, the JV repaid the remaining $5.8 million of the loan balance. As of year-end 2022, there is no outstanding loan balance or accrued interest receivable relating to the loan. The net amount due to the JV, a related party, was not material as of year-end 2022 or 2021. Prior to receiving full repayment of the loans in 2021, the expected credit losses were estimated over the contractual term of the loans. The required allowance was based on current and projected financial information from the JV, market-specific information and other relevant data available to the Company, as applicable. The allowance was not material at year-end 2021. The JV is a supplier to certain MSP programs in the region and the amounts for services provided to the Company, which are included in accounts payable and accrued liabilities in the consolidated balance sheet, are not material.

On April 1, 2020, 100% of the shares of Kelly Services Australia Pty Ltd and Kelly Services (New Zealand) Limited, both subsidiaries of the JV, were sold to an affiliate of Persol Holdings. The JV received proceeds of $17.5 million upon the sale and the Company received a direct royalty payment of $0.7 million.

7. Fair Value Measurements

Trade accounts receivable, short-term borrowings, accounts payable, accrued liabilities and accrued payroll and related taxes approximate their fair values due to the short-term maturities of these assets and liabilities.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present assets and liabilities measured at fair value on a recurring basis as of year-end 2022 and 2021 in the consolidated balance sheet by fair value hierarchy level, as described below.

Level 1 measurements consist of unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 measurements include quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 3 measurements include significant unobservable inputs.

Description	Fair Value Measurements on a Recurring Basis As of Year-End 2022			
	Total	Level 1	Level 2	Level 3
	(In millions of dollars)			
Money market funds	$ 108.3	$ 108.3	$ —	$ —
Investment in Persol Holdings	—	—	—	—
Total assets at fair value	$ 108.3	$ 108.3	$ —	$ —
Brazil indemnification	$ (3.4)	$ —	$ —	$ (3.4)
Greenwood/Asher earnout	(3.3)	—	—	(3.3)
RocketPower earnout	—	—	—	—
Total liabilities at fair value	$ (6.7)	$ —	$ —	$ (6.7)

Description	Fair Value Measurements on a Recurring Basis As of Year-End 2021			
	Total	Level 1	Level 2	Level 3
	(In millions of dollars)			
Money market funds	$ 96.3	$ 96.3	$ —	$ —
Investment in Persol Holdings	264.3	264.3	—	—
Total assets at fair value	$ 360.6	$ 360.6	$ —	$ —
Brazil indemnification	$ (2.4)	$ —	$ —	$ (2.4)
Greenwood/Asher earnout	(4.6)	—	—	(4.6)
Total liabilities at fair value	$ (7.0)	$ —	$ —	$ (7.0)

Money market funds represent investments in money market funds that hold government securities, of which $8.6 million as of year-end 2022 and $6.5 million as of year-end 2021, are restricted as to use and are included in other assets in the consolidated balance sheet. The money market funds that are restricted as to use account for the majority of our restricted cash balances and represents cash balances that are required to be maintained to fund disability claims in California. The remaining money market funds as of year-end 2022 and year-end 2021 are included in cash and equivalents in the consolidated balance sheet. The valuations of money market funds were based on quoted market prices of those accounts as of the respective period end.

On February 15, 2022, Kelly Services Japan, Inc. sold the investment in the common stock of Persol Holdings in an open-market transaction. The valuation of the investment was based on the quoted market price of Persol Holdings stock on the Tokyo Stock Exchange as of year-end 2021, and the related changes in fair value were recorded in the consolidated statements of earnings (See Investments in Persol Holdings footnote). The cost of this yen-denominated investment, which fluctuated based on foreign exchange rates, was $18.0 million as of year-end 2021.

As of year-end 2022, the Company had an indemnification liability totaling $3.4 million with $0.3 million in accounts payable and accrued liabilities and $3.1 million in other long-term liabilities, and $2.4 million at year-end 2021 in other long-term liabilities on the consolidated balance sheet related to the sale of the Brazil operations. As part of the sale, the Company agreed to indemnify the buyer for losses and costs incurred in connection with certain events or occurrences initiated within a six-year period after closing. The aggregate losses for which the Company will provide indemnification will not exceed $8.8 million. The valuation of the indemnification liability was established using a discounted cash flow methodology based on probability weighted-average cash flows discounted by weighted-average cost of capital. The valuation, which represents the fair value, is considered a level 3 liability, and is being measured on a recurring basis. During 2022, the Company reassessed the value of the indemnification liability and determined it was necessary to record an increase to the liability of $0.8 million. Additionally, in 2022, the Company recognized an increase of $0.2 million to the indemnification liability related to exchange rate fluctuations in other income (expense), net in the consolidated statements of earnings.

The Company recorded an earnout liability relating to the 2020 acquisition of Greenwood/Asher, totaling $3.3 million at year-end 2022 in accounts payable and accrued liabilities and $4.6 million at year-end 2021 with $2.3 million in accounts payable and accrued liabilities and $2.3 million in other long-term liabilities in the consolidated balance sheet. The initial valuation of the earnout liability was established using a Black Scholes model and represents the fair value and is considered a level 3 liability. During the first quarter of 2022, the Company paid the one year portion of the earnout totaling $2.3 million. In the consolidated statements of cash flows, $0.7 million is reflected as a financing activity representing the initial fair value of the investment, with the remainder flowing through operating activities. During 2022, the Company reassessed the value of the earnout liability and determined that it was necessary to record an increase to the liability of $1.0 million.

The company recorded an initial earnout liability relating to the 2022 acquisition of RocketPower, totaling $0.6 million, with $0.5 million in accounts payable and accrued liabilities and $0.1 million in other long-term liabilities in the consolidated balance sheet (see Acquisitions and Dispositions footnote). The initial valuation of the earnout liability was established using a Black Scholes model and represented the fair value and was considered a level 3 liability. In the third quarter of 2022, we reassessed the value and determined that the fair value was zero. The maximum total cash payments which may be due related to the earnout liability is $31.8 million.

The Company recorded an earnout liability relating to the 2020 acquisition of Insight, totaling $1.7 million as of year-end 2020 in accounts payable and accrued liabilities in the consolidated balance sheet (see Acquisitions and Dispositions footnote). The valuation of the earnout liability was initially established using a Monte Carlo simulation and represented the fair value and was considered a level 3 liability. During 2021, the Company recognized $0.1 million of expenses related to the earnout liability within SG&A expenses in the consolidated statements of earnings. During the third quarter of 2021, the Company paid the earnout totaling $1.8 million.

Equity Investments Without Readily Determinable Fair Value

On March 1, 2022, the Company sold the majority of its investment in the JV (see Investment in PersolKelly Pte. Ltd. footnote), with the remaining 2.5% interest now being measured using the measurement alternative for equity investments without a readily determinable fair value. The measurement alternative represents cost, less impairment, plus or minus observable price changes. The sale of the shares of the JV represented an observable transaction requiring the Company to calculate the current fair value based on the purchase price of the shares, in which the resulting adjustment was not material. The investment totaled $6.4 million as of year-end 2022, representing total cost plus observable price changes to date.

Prior to April 2021, the Company had a minority investment in Business Talent Group, LLC, which was included in other assets in the consolidated balance sheet. This investment was measured using the measurement alternative for equity investments without a readily determinable fair value as described above. In the second quarter of 2021, BTG entered into a merger agreement which resulted in all of the Company's shares of BTG being automatically canceled upon approval of the merger and resulted in the receipt of $5.0 million in cash, which was equal to the carrying value and purchase price of the BTG investment.

Prior to March 2021, the Company had a minority investment in Kenzie Academy Inc., which was included in other assets in the consolidated balance sheet. The investment was also measured using the measurement alternative for equity investments without a readily determinable fair value as described above. On March 8, 2021, Kenzie entered into a transaction to sell its assets. As of the date of the sale, the investment had a carrying value of $1.4 million, representing total cost plus observable price changes to date. In the first quarter of 2021, the asset was written down as a result of the sale and the loss of $1.4 million was recorded in other income (expense), net in the consolidated statements of earnings.

Assets Measured at Fair Value on a Nonrecurring Basis

In the fourth quarter of 2022, we performed our annual goodwill impairment testing, which included a step one quantitative test for the Softworld and PTS reporting units. As a result of the quantitative assessments, we determined that the estimated fair value of the Softworld and PTS reporting units was more than its carrying value. Additionally, we performed a step zero qualitative analysis for the Education reporting unit to determine whether a further quantitative analysis was necessary and concluded that a step one quantitative analysis was not necessary. As a result of the quantitative and qualitative assessments, the Company determined goodwill related to these reporting units was not impaired as of year-end 2022.

During 2022, customers within the high-tech industry vertical, in which RocketPower specializes, reduced or eliminated their full-time hiring, reducing demand for RocketPower's services, and on-going economic uncertainty has more broadly impacted the growth in demand for RPO in the near-term. These changes in market conditions therefore caused a triggering event requiring interim impairment tests for both long-lived assets and goodwill as of third quarter of 2022. Job eliminations in the high-tech industry vertical continued during the fourth quarter of 2022, indicating a broad, sustained reduction in hiring was likely and is now expected to last through much of 2023, directly impacting RocketPower and the demand for RocketPower's services in this vertical. These changes in market conditions caused another triggering event requiring interim impairment tests for both long-lived assets and goodwill as of year-end 2022.

We performed a long-lived asset recoverability test for RocketPower and determined that undiscounted future cash flows exceeded the carrying amount of the asset group and were recoverable as of third quarter-end and year-end 2022. We performed an interim step one quantitative test for RocketPower's goodwill and determined that the estimated fair value of the reporting unit no longer exceeded the carrying value as of third quarter-end and year-end 2022. Based on the results of our interim goodwill impairment tests, we recorded a goodwill impairment charge of $30.7 million in the third quarter of 2022 and we recorded an additional goodwill impairment charge of $10.3 million in the fourth quarter of 2022 to write off the remaining balance of RocketPower's goodwill as of year-end, for a total goodwill impairment charge of $41.0 million as of year-end 2022 (see Goodwill and Intangible Assets footnote).

8. Restructuring

2022 Actions

In the first quarter of 2022, the Company took restructuring actions designed to increase efficiency. Restructuring costs incurred in 2022 totaled $1.7 million and were recorded entirely in SG&A expenses in the consolidated statements of earnings, as detailed below (in millions of dollars):

	Severance Costs		Lease Termination Costs		Total	
Professional & Industrial	$	0.1	$	0.2	$	0.3
Education		0.4		—		0.4
Outsourcing & Consulting		0.2		—		0.2
Corporate		0.8		—		0.8
Total	$	1.5	$	0.2	$	1.7

2021 Actions

In the fourth quarter of 2021, the Company initiated a series of cost management actions designed to increase operational efficiencies within enterprise functions that provide centralized support to our operating units. The actions are designed to align expenses with current expectations for top-line growth.

Restructuring costs incurred in 2021 totaled $4.0 million and are recorded entirely in SG&A expenses in the consolidated statements of earnings, as detailed below (in millions of dollars):

	Severance Costs	
International	$	1.2
Corporate		2.8
Total	$	4.0

2020 Actions

In the first quarter of 2020, the Company took restructuring actions to align costs with expected revenues, position the organization to adopt a new operating model later in 2020 and to align the U.S. field office facilities footprint with a more technology-enabled service delivery methodology.

In the fourth quarter of 2020, the Company took several restructuring actions with a goal to provide sustainable cost reductions as a result of the continuing COVID-19 demand disruption. The restructuring actions included involuntary terminations, a Voluntary Separation Plan ("VSP") and a Voluntary Retirement Plan ("VRP"). Employees were included in the VSP based on the functions that were being reorganized, and not by age or years of service. For the VRP, eligible employees were selected based on their age and years of service.

Restructuring costs incurred in 2020 totaled $12.8 million and were recorded entirely in SG&A expenses in the consolidated statements of earnings, as detailed below (in millions of dollars):

	Lease Termination Costs		Severance Costs		Total	
Professional & Industrial	$	3.5	$	2.5	$	6.0
Science, Engineering & Technology		0.5		0.1		0.6
Education		0.1		0.9		1.0
Outsourcing & Consulting		—		0.3		0.3
International		0.7		0.7		1.4
Corporate		—		3.5		3.5
Total	$	4.8	$	8.0	$	12.8

Accrual Summary

A summary of our global restructuring balance sheet accrual, included in accrued payroll and related taxes and accounts payable and accrued liabilities in the consolidated balance sheet, is detailed below (in millions of dollars):

Balance as of year-end 2020	$	3.5
Additions charged to International		1.2
Additions charged to Corporate		2.8
Reductions for cash payments related to all restructuring activities		(4.6)
Balance as of year-end 2021		2.9
Additions charged to Professional & Industrial		0.3
Additions charged to Outsourcing & Consulting		0.2
Additions charged to Education		0.4
Additions charged to Corporate		0.8
Reductions for cash payments related to all restructuring activities		(4.0)
Accrual adjustments		(0.3)
Balance as of year-end 2022	$	0.3

The remaining balance of $0.3 million as of year-end 2022 primarily represents severance costs and the majority is expected to be paid by the first quarter-end 2023. No material adjustments are expected to be recorded.

9. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the fiscal years 2022 and 2021 are included in the tables below (in millions of dollars):

	As of Year-End 2021	Additions to Goodwill	Impairment Adjustments	As of Year-End 2022
Science, Engineering & Technology	$ 111.3	$ —	$ —	$ 111.3
Education	3.5	36.3	—	39.8
Outsourcing & Consulting	—	41.0	(41.0)	—
Total	$ 114.8	$ 77.3	$ (41.0)	$ 151.1

	As of Year-End 2020	Additions to Goodwill	Impairment Adjustments	As of Year-End 2021
Science, Engineering & Technology	$ —	$ 111.3	$ —	$ 111.3
Education	3.5	—	—	3.5
Total	$ 3.5	$ 111.3	$ —	$ 114.8

The goodwill resulting from the acquisition of RocketPower during the first quarter of 2022 was allocated to the OCG reportable segment and RocketPower was deemed to be a separate reporting unit. The goodwill resulting from the acquisition of PTS during the second quarter of 2022 was allocated to the Education reportable segment and PTS was deemed to be a separate reporting unit. The goodwill resulting from the acquisition of Softworld during the second quarter of 2021 was allocated to the SET reportable segment and Softworld was deemed to be a separate reporting unit. (See Additions to Goodwill column in the table above and the Acquisitions and Dispositions footnote for more details regarding each acquisition.)

The Company performs its annual goodwill impairment testing in the fourth quarter each year and regularly assesses whenever events or circumstances make it more likely than not that an impairment may have occurred. We also perform a qualitative review on a quarterly basis of our long-lived assets, comprised of net property and equipment and definite-lived intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

During the third quarter of 2022, customers within the high-tech industry vertical, in which RocketPower specializes, reduced or eliminated their full-time hiring, reducing demand for RocketPower's services, and on-going economic uncertainty has more broadly impacted the growth in demand for RPO in the near-term. These changes in market conditions therefore caused a triggering event requiring an interim impairment test for both long-lived assets and goodwill. RocketPower has definite-lived intangible assets, consisting of trades names, customer relationships and non-compete agreements, which are amortized over their estimated useful lives. We performed a long-lived asset recoverability test for RocketPower and determined that undiscounted future cash flows exceeded the carrying amount of the asset group and were recoverable. We performed an interim step one quantitative test for RocketPower's goodwill and determined that the estimated fair value of the reporting unit no longer exceeded the carrying value. Based on the result of our interim goodwill impairment test as of third quarter-end 2022, we recorded a goodwill impairment charge of $30.7 million to write off a portion of RocketPower's goodwill, with $10.3 million goodwill remaining in the OCG reportable segment as of third quarter-end 2022.

In the fourth quarter of 2022, we performed our annual goodwill impairment testing, which included a step one quantitative test for the Softworld and PTS reporting units. As a result of the quantitative assessment, we determined that the estimated fair value of the Softworld and PTS reporting units was more than its carrying value. Additionally, we performed a step zero qualitative analysis for the Education and RocketPower reporting units to determine whether a further quantitative analysis was necessary and concluded that a step one quantitative analysis was not necessary at that time. As a result of the quantitative and qualitative assessments, the Company determined goodwill related to these reporting units was not impaired at that time.

Subsequent to our annual goodwill impairment testing, job eliminations in the high-tech industry vertical continued, indicating a broad, sustained reduction in hiring was likely and is now expected to last through much of 2023, directly impacting RocketPower and the demand for RocketPower's services in this vertical. These changes in market conditions caused a triggering event requiring another interim impairment test for both long-lived assets and goodwill as of year-end 2022. We performed a long-lived asset recoverability test for RocketPower and determined that undiscounted future cash flows exceeded the carrying amount of the asset group and were recoverable. We performed an interim step one quantitative test for

RocketPower's goodwill and determined that the estimated fair value of the reporting unit no longer exceeded the carrying value. Based on the result of our interim goodwill impairment test as of year-end 2022, we recorded an additional goodwill impairment charge of $10.3 million in the fourth quarter of 2022 to write off the remaining balance of RocketPower's goodwill, for a total goodwill impairment charge of $41.0 million as of year-end 2022. (See Impairment Adjustments column in the table above.)

If current expectations of future revenue and profit margins are not met, or if market factors outside of our control change significantly, including discount rate, it could result in an impairment charge, which would decrease operating income and result in lower asset values on our consolidated balance sheet.

Intangible assets, excluding fully-amortized intangibles, are included within other assets on our consolidated balance sheet and consist of the following (in millions of dollars):

		2022			2021		
	Useful lives	Gross Carrying amount	Less: Accumulated Amortization	Net	Gross Carrying amount	Less: Accumulated Amortization	Net
Customer relationships	10 years	$ 141.1	$ 32.9	$ 108.2	$ 106.9	$ 22.2	$ 84.7
Trade names	10-15 years	51.7	8.3	43.4	35.8	4.2	31.6
Non-compete agreements	5 years	6.0	2.2	3.8	3.1	1.2	1.9
Trademarks	10 years	4.8	1.5	3.3	4.8	1.0	3.8
Total		$ 203.6	$ 44.9	$ 158.7	$ 150.6	$ 28.6	$ 122.0

The year-over-year change in total intangible assets was due to the intangibles purchased in connection with the RocketPower and PTS acquisitions (see Acquisitions and Dispositions footnote). Intangible amortization expense, which is included in SG&A expense in the consolidated statements of earnings, was $19.4 million, $13.0 million and $6.8 million in 2022, 2021 and 2020, respectively. The amortization expense will be $20.8 million in 2023, $20.5 million in 2024, $18.5 million in 2025, $17.8 million in 2026 and $17.2 million in 2027.

10. Other Assets

Included in other assets are the following (in millions of dollars):

	2022	2021
Life insurance cash surrender value (see Retirement Benefits footnote)	$ 194.3	$ 232.9
Intangibles, net of accumulated amortization of $55.5 million in 2022 and $39.1 million in 2021[1]	158.7	122.0
Long-term hosted software, net of accumulated amortization of $7.3 million in 2022 and $3.2 million in 2021[2]	13.7	10.7
Noncurrent restricted cash	8.6	6.6
Workers' compensation and other claims receivable[3]	12.1	5.5
Other[4]	15.8	11.4
Other assets	$ 403.2	$ 389.1

[1] See Goodwill and Intangible Assets footnote for a detailed listing of intangible assets and related accumulated amortization.

[2] Long-term hosted software represents cloud computing arrangements that are comprised of internal-use software platforms that are accounted for as service contracts (see Summary of Significant Accounting Policies footnote).

[3] Workers' compensation and other claims receivable represents receivables from the insurance company for U.S. workers' compensation and automobile liability claims in excess of the applicable loss limits.

[4] Other in 2022 includes $6.4 million related to our equity investment in the JV (see Investment in PersolKelly Pte. Ltd footnote).

11. Leases

The Company has operating and financing leases for headquarters and field offices and various equipment. Our leases generally have remaining lease terms of one year to 10 years. We determine if an arrangement is a lease at inception.

The components of lease expense are as follows (in millions of dollars):

Description	Statements of Earnings Location	December Year to Date		
		2022	2021	2020
Operating:				
Operating lease cost	Selling, general and administrative expenses	$ 22.8	$ 25.8	$ 27.0
Short-term lease cost	Selling, general and administrative expenses	2.4	2.6	3.6
Variable lease cost	Selling, general and administrative expenses	5.2	5.7	6.8
Financing:				
Amortization of ROU assets	Selling, general and administrative expenses	0.6	1.4	1.3
Interest on lease liabilities	Other income (expense), net	0.1	0.2	0.4
Total lease cost		$ 31.1	$ 35.7	$ 39.1

Supplemental consolidated balance sheet information related to leases is as follows (in millions of dollars):

Description	Balance Sheet Location	As of Year-End 2022	As of Year-End 2021
ROU Assets:			
Operating	Operating lease right-of-use assets	$ 66.8	$ 75.8
Financing	Property and equipment	5.0	6.3
Total lease assets		$ 71.8	$ 82.1
ROU Liabilities:			
Operating - current	Operating lease liabilities, current	$ 14.7	$ 17.5
Financing - current	Accounts payable and accrued liabilities	1.2	1.9
Operating - noncurrent	Operating lease liabilities, noncurrent	55.0	61.4
Financing - noncurrent	Other long-term liabilities	—	1.2
Total lease liabilities		$ 70.9	$ 82.0

Weighted average remaining lease terms and discount rates are as follows:

	December Year to Date	
	2022	2021
Weighted average remaining lease term (years):		
Operating leases	7.9	8.1
Financing leases	1.3	2.1
Weighted average discount rate:		
Operating leases	5.1 %	4.9 %
Financing leases	5.4 %	5.3 %

Other information related to leases is as follows (in millions of dollars):

	December Year to Date					
	2022		2021		2020	
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	22.4	$	26.1	$	25.4
Financing cash flows from financing leases		1.4		1.5		2.0
ROU assets obtained in exchange for new lease obligations:						
Operating leases	$	10.7	$	14.9	$	43.3
Financing leases		—		—		3.1

Maturities of lease liabilities as of year-end 2022 are as follows (in millions of dollars):

	Operating Leases		Financing Leases	
2023	$	17.8	$	1.3
2024		13.2		—
2025		10.1		—
2026		7.7		—
2027		5.5		—
Thereafter		30.3		—
Total future lease payments		84.6		1.3
Less: Imputed interest		15.0		0.1
Total	$	69.6	$	1.2

During the first quarter of 2020, the Company sold three of four headquarters properties and entered into a leaseback agreement, which is accounted for as an operating lease (see Sale of Assets footnote). As of first quarter-end 2020, we recognized $37.6 million of ROU assets within operating lease right-of-use assets, $1.2 million of current lease liabilities within operating lease liabilities, current and $36.1 million of noncurrent lease liabilities within operating lease liabilities, noncurrent in the consolidated balance sheet, with a discount rate of 4.8% over a 15-year lease term related to this lease.

12. Debt

Short-Term Debt

On November 4, 2022, the Company entered into an agreement with its lenders to amend and restate its existing $200.0 million, five-year revolving credit facility (the "Facility"), with a termination date of December 5, 2024. The amendment increased the limit on restricted payments from $50.0 million to $115.0 million and changed certain of the terms and conditions. The Facility is available to be used to fund working capital, acquisitions and general corporate needs. The Facility is secured by certain assets of the Company, excluding U.S. trade accounts receivable.

At year-end 2022 and 2021, there were no borrowings under the Facility and a remaining borrowing capacity of $200.0 million. To maintain availability of the funds, we pay a facility fee on the full amount of the Facility, regardless of usage. The facility fee varies based on the Company's leverage ratio as defined in the agreement. The Facility, which contains a cross-default clause that could result in termination if defaults occur under our other loan agreements, had a facility fee of 15.0 basis points at year-end 2022 and 2021. The Facility's financial covenants and restrictions are described below, all of which were met at year-end 2022:

- We must maintain a certain minimum ratio of earnings before interest, taxes, depreciation, amortization ("EBITDA") and certain cash and non-cash charges that are non-recurring in nature to interest expense ("Interest Coverage Ratio") as of the end of any fiscal quarter.

- We must maintain a certain maximum ratio of total indebtedness to the sum of net worth and total indebtedness at all times.

- Dividends, stock buybacks and similar transactions are limited to certain maximum amounts.

- We must adhere to other operating restrictions relating to the conduct of business, such as certain limitations on asset sales and the type and scope of investments.

On September 21, 2022, the Company and Kelly Receivables Funding, LLC, a wholly owned bankruptcy remote special purpose subsidiary of the Company (the "Receivables Entity"), amended the Receivables Purchase Agreement related to its $150.0 million, three-year, securitization facility (the "Securitization Facility"). The amendment changed certain of the terms and conditions, including extending the DSO terms from 65 days to 70 days. The Receivables Purchase Agreement will terminate December 5, 2024, unless terminated earlier pursuant to its terms.

Under the Securitization Facility, the Company will sell certain trade receivables and related rights ("Receivables"), on a revolving basis, to the Receivables Entity. The Receivables Entity may from time to time sell an undivided variable percentage ownership interest in the Receivables. The Securitization Facility, which contains a cross-default clause that could result in termination if defaults occur under our other loan agreements, also allows for the issuance of standby letters of credit ("SBLC") and contains certain restrictions based on the performance of the Receivables.

As of year-end 2022, the Securitization Facility had no short-term borrowings, SBLCs of $49.5 million related to workers' compensation at a rate of 0.90% and a remaining capacity of $100.5 million. As of year-end 2021, the Securitization Facility had no short-term borrowings, SBLCs of $53.0 million related to workers' compensation at a rate of 0.90% and a remaining capacity of $97.0 million. The rate for short-term borrowings includes the Bloomberg Short-Term Bank Yield Index rate and a utilization rate on the amount of our borrowings. The rates for the SBLCs represent a utilization rate on the outstanding amount of the SBLCs. In addition, we pay a commitment fee of 40 basis points on the unused capacity.

The Receivables Entity's sole business consists of the purchase or acceptance through capital contributions of trade accounts receivable and related rights from the Company. As described above, the Receivables Entity may retransfer these receivables or grant a security interest in those receivables under the terms and conditions of the Receivables Purchase Agreement. The Receivables Entity is a separate legal entity with its own creditors who would be entitled, if it were ever liquidated, to be satisfied out of its assets prior to any assets or value in the Receivables Entity becoming available to its equity holders, the Company. The assets of the Receivables Entity are not available to pay creditors of the Company or any of its other subsidiaries, until the creditors of the Receivables Entity have been satisfied. The assets and liabilities of the Receivables Entity are included in the consolidated financial statements of the Company.

The Company had total unsecured, uncommitted short-term local credit facilities of $5.9 million as of year-end 2022. There were $0.7 million borrowings under these lines at year-end 2022, compared to no borrowings under these lines at year-end 2021. The weighted average interest rate for these borrowings, which was related to India, was 8.50% at year-end 2022.

13. Retirement Benefits

U.S. Defined Contribution Plans

The Company provides a qualified defined contribution plan covering substantially all U.S.-based full-time employees, except officers and certain other employees. The plan offers a savings feature with Company matching contributions. Assets of this plan are held by an independent trustee for the sole benefit of participating employees.

A nonqualified plan is provided for officers and certain other employees. This plan includes provisions for salary deferrals and Company matching contributions.

In addition to the plans above, the Company also provides a qualified plan and a nonqualified plan to certain U.S.-based temporary employees.

The liability for the nonqualified plans was $196.6 million and $237.2 million as of year-end 2022 and 2021, respectively, and is included in current accrued payroll and related taxes and noncurrent accrued retirement benefits in the consolidated balance sheet. The cost of participants' earnings or loss on this liability, which were included in SG&A expenses in the consolidated statements of earnings, was a loss of $36.3 million in 2022, earnings of $27.0 million in 2021 and earnings of $23.0 million in 2020.

In connection with the administration of these plans, the Company has purchased company-owned variable universal life insurance policies insuring the lives of certain current and former officers and key employees. The cash surrender value of these policies, which is based primarily on investments in mutual funds and can only be used for payment of the Company's obligations related to the nonqualified deferred compensation plan noted above, was $194.3 million and $232.9 million at year-end 2022 and 2021, respectively. The cash surrender value of these insurance policies is included in other assets in the consolidated balance sheet. During 2022, 2021 and 2020, proceeds of $1.5 million, $12.2 million and $2.3 million, respectively, were received in connection with these policies. Tax-free earnings or loss on these assets, which were included in SG&A expenses in the consolidated statements of earnings and which offset the related earnings or loss on the liability, were a loss of $36.0 million in 2022, earnings of $26.0 million in 2021 and earnings of $23.1 million in 2020.

The net expense for retirement benefits for the qualified and nonqualified plans, including Company-matching contributions for full-time employees, totaled $9.4 million in 2022, $10.0 million in 2021 and $3.2 million in 2020, and is included in total SG&A expenses in the consolidated statements of earnings. The 2020 expense reflects the temporary suspension of Company-matching contributions from April to December 2020 to mitigate the impact of the COVID-19 pandemic on the results of our operations. The expense related to retirement plan contributions for temporary employees, which is included in cost of services, is reimbursed by our customers.

International Defined Benefit Plans

The Company has several defined benefit pension plans in locations outside of the United States. The total projected benefit obligation, assets and unfunded liability for these plans as of year-end 2022 were $10.4 million, $7.5 million and $2.9 million, respectively. The total projected benefit obligation, assets and unfunded liability for these plans as of year-end 2021 were $16.0 million, $10.9 million and $5.1 million, respectively. Total pension expense for these plans was $0.4 million in 2022, $0.5 million in 2021 and $0.6 million in 2020. Pension contributions and the amount of accumulated other comprehensive income expected to be recognized in 2023 are not significant.

14. Stockholders' Equity

Common Stock

The authorized capital stock of the Company is 100,000,000 shares of Class A common stock and 10,000,000 shares of Class B common stock. Class A shares have no voting rights and are not convertible. Class B shares have voting rights and are convertible by the holder into Class A shares on a share-for-share basis at any time. Both classes of stock have identical rights in the event of liquidation. The voting rights of Class B shares are perpetual and Class B shares are not subject to transfer restrictions or mandatory conversion obligations under the Company's certificate of incorporation or bylaws.

Class A shares and Class B shares are both entitled to receive dividends, subject to the limitation that no cash dividend on the Class B shares may be declared unless the board of directors declares an equal or larger cash dividend on the Class A shares. As a result, a cash dividend may be declared on the Class A shares without declaring a cash dividend on the Class B shares.

On November 9, 2022, the Company's board of directors approved a plan for the Company to repurchase shares of its Class A common stock with a market value not to exceed $50.0 million through transactions executed in the open market within one year. During 2022, the Company repurchased 474,644 Class A shares for $7.8 million. A total of $42.2 million remains available under the share repurchase program as of year-end 2022.

Accumulated Other Comprehensive Income (Loss)

The changes in accumulated other comprehensive income (loss) by component, net of tax, during 2022, 2021 and 2020 are included in the table below (in millions of dollars). Amounts in parentheses indicate debits.

	2022	2021	2020
Foreign currency translation adjustments:			
Beginning balance	$ (25.0)	$ (0.8)	$ (13.2)
Other comprehensive income (loss) before classifications	(7.5)	(24.2)	13.9
Amounts reclassified from accumulated other comprehensive income (loss) - liquidation of Japan subsidiary	20.4 [1]	—	—
Amounts reclassified from accumulated other comprehensive income (loss) - equity method investment and other	4.7 [2]	— [2]	(1.5) [2]
Net current-period other comprehensive income (loss)	17.6	(24.2)	12.4
Ending balance	(7.4)	(25.0)	(0.8)
Pension liability adjustments:			
Beginning balance	(2.7)	(3.4)	(2.6)
Other comprehensive income (loss) before classifications	1.5	0.5	(0.9)
Amounts reclassified from accumulated other comprehensive income	0.1 [3]	0.2 [3]	0.1 [3]
Net current-period other comprehensive income (loss)	1.6	0.7	(0.8)
Ending balance	(1.1)	(2.7)	(3.4)
Total accumulated other comprehensive income (loss)	$ (8.5)	$ (27.7)	$ (4.2)

[1] Amount was recorded in the loss on currency translation from liquidation of subsidiary in the consolidated statements of earnings.

[2] Of the amount included in this line item $1.9 million in 2022 was recorded in the other income (expense), net line item in the consolidated statements of earnings related to the investment in PersolKelly Pte. Ltd., (see Investment in PersolKelly Pte. Ltd. footnote for more details). In addition, $1.4 million in 2022 was recorded in the other income (expense), net line item in the consolidated statements of earnings related to other activities and $1.4 million in 2022 was recorded in loss on disposal line item in the consolidated statements of earnings related to the liquidation of the cumulative translation adjustment for the sale of our Russia operations, (see Acquisitions and Dispositions footnote for more details). All amounts in prior years were recorded in the other income (expense), net line item in the consolidated statements of earnings.

[3] Amount was recorded in the SG&A expenses line item in the consolidated statements of earnings.

15. Earnings (Loss) Per Share

The reconciliation of basic earnings (loss) per share on common stock for 2022, 2021 and 2020 follows (in millions of dollars except per share data):

	2022	2021	2020
Net earnings (loss)	$ (62.5)	$ 156.1	$ (72.0)
Less: Earnings allocated to participating securities	—	(1.4)	—
Net earnings (loss) available to common shareholders	$ (62.5)	$ 154.7	$ (72.0)
Average common shares outstanding (millions):			
Basic	38.1	39.4	39.3
Dilutive share awards	—	0.1	—
Diluted	38.1	39.5	39.3
Basic earnings (loss) per share	$ (1.64)	$ 3.93	$ (1.83)
Diluted earnings (loss) per share	$ (1.64)	$ 3.91	$ (1.83)

Potentially dilutive shares outstanding for 2021 are primarily related to deferred common stock related to the non-employee directors deferred compensation plan. Due to our net loss in 2022 and 2020, potentially dilutive shares outstanding, primarily related to deferred common stock associated with the non-employee directors deferred compensation plan, of 0.2 million shares in 2022 and 0.1 million shares in 2020, had an anti-dilutive effect on diluted earnings per share and were excluded from the computation.

We have presented earnings per share for our two classes of common stock on a combined basis. This presentation is consistent with the earnings per share computations that result for each class of common stock utilizing the two-class method as described in ASC Topic 260, "Earnings Per Share." The two-class method is an earnings allocation formula which determines earnings per share for each class of common stock according to the dividends declared (or accumulated) and participation rights in the undistributed earnings.

In applying the two-class method, we have determined that the undistributed earnings should be allocated to each class on a pro rata basis after consideration of all of the participation rights of the Class B shares (including voting and conversion rights) and our history of paying dividends equally to each class of common stock on a per share basis.

The Company's Restated Certificate of Incorporation allows the board of directors to declare a cash dividend to Class A shares without declaring equal dividends to the Class B shares. Class B shares' voting and conversion rights, however, effectively allow the Class B shares to participate in dividends equally with Class A shares on a per share basis.

The Class B shares are the only shares with voting rights. The Class B shareholders are therefore able to exercise voting control with respect to all matters requiring stockholder approval, including the election of or removal of directors. The board of directors has historically declared and the Company historically has paid equal per share dividends on both the Class A and Class B shares. Each class has participated equally in all dividends declared since 1987.

In addition, Class B shares are convertible, at the option of the holder, into Class A shares on a one-for-one basis. As a result, Class B shares can participate equally in any dividends declared on the Class A shares by exercising their conversion rights.

Dividends paid per share for Class A and Class B common stock were $0.275 for 2022, $0.10 for 2021 and $0.075 for 2020.

16. Stock-Based Compensation

Under the Equity Incentive Plan, amended and restated February 15, 2017 and approved by the stockholders of the Company on May 10, 2017 (the "EIP"), the Company may grant to key employees restricted stock and performance awards associated with the Company's Class A stock. The amended EIP provides that the maximum number of shares available for grants is 4.7 million. Shares available for future grants at year-end 2022 are 2.7 million. The Company issues shares out of treasury stock to satisfy stock-based awards, if available; otherwise new shares of common stock are issued from authorized shares. The Company presently has no intent to repurchase additional shares for the purpose of satisfying stock-based awards.

The Company recognized stock-based compensation cost of $7.8 million in 2022, $5.1 million in 2021 and $3.9 million in 2020, as well as related tax benefits of $1.1 million in 2022, $0.8 million in 2021 and $0.4 million in 2020.

Restricted Stock

Restricted stock, which typically vests pro-rata over four years, is issued to certain key employees and is subject to forfeiture until the end of an established restriction period. The Company utilizes the market price of its Class A stock on the date of grant as the fair value of restricted stock and expenses the fair value on a straight-line basis over the vesting period.

A summary of the status of nonvested restricted stock as of year-end 2022 and changes during this period is presented as follows below (in thousands of shares except per share data):

	Restricted Stock		Weighted Average Grant Date Fair Value
Nonvested at year-end 2021	403	$	21.24
Granted	417		20.16
Vested	(112)		22.25
Forfeited	(101)		21.51
Nonvested at year-end 2022	607	$	20.27

As of year-end 2022, unrecognized compensation cost related to unvested restricted stock totaled $8.9 million. The weighted average period over which this cost is expected to be recognized is approximately 1.9 years. The weighted average grant date fair value per share of restricted stock granted during 2022, 2021 and 2020 was $20.16, $20.91 and $15.97, respectively. The total fair value of restricted stock, which vested during 2022, 2021 and 2020, was $2.3 million, $2.0 million and $2.4 million, respectively.

Performance Shares

During 2022, 2021 and 2020, the Company granted performance awards associated with the Company's Class A stock to certain senior officers. The payment of performance awards, which will be satisfied with the issuance of shares out of treasury stock, is contingent upon the achievement of specific performance goals unique to each grant ("financial measure performance awards") over a stated period of time. Additionally, the Company also granted single financial measure performance shares to certain senior officers, which will be satisfied with the issuance of shares out of treasury stock, and is contingent upon the achievement of one performance measure with a one-year performance period. These single financial measure performance shares vest over four years and earn dividends, which are not paid until the awards vest.

On May 18, 2021, the Compensation Committee approved a modification to the performance goals of our 2021 and 2020 financial measure performance awards to increase the goals to reflect the results of the acquisition of Softworld. We accounted for this change as a Type I modification under ASC 718 as the expectation of the achievement of certain performance conditions related to these awards remained probable-to-probable post-modification. The Company did not record any incremental stock compensation expense since the fair value of the modified awards immediately after the modification was not greater than the fair value of the original awards immediately before the modification. All service-based vesting conditions were unaffected by the modification.

2022 Grants

The annual 2022 performance share grant ("2022 grant") consisted of 186,000 financial measure performance awards, which are contingent upon achievement of specific revenue growth and EBITDA margin performance goals. The maximum number of performance shares that may be earned is 200% of the target shares originally granted. These awards have three one-year performance periods: 2022, 2023 and 2024, with the payout for each performance period based on separate financial measure goals that are set in February of each of the three performance periods. Earned shares during each performance period will cliff vest in February 2025 after approval of the financial results by the Compensation Committee, if not forfeited by the recipient. No dividends are paid on these performance shares.

Based upon the level of achievement of specific financial performance goals for the 2022 annual grant, participants had the ability to receive up to 200% of the target number of shares originally granted. On February 14, 2023, the Compensation Committee approved the actual performance achievement for the 2022 performance period of the annual 2022 grant. Actual performance resulted in participants achieving 72% of target. All of the shares earned for the 2022 performance period will vest in 2025 after the approval of the Compensation Committee, if not forfeited by the recipient.

The 2022 financial measure performance awards have a weighted average grant date fair value of $21.19, which was determined by the market price on the date of grant less the present value of the expected dividends not received during the vesting period.

The total nonvested shares related to 2022 financial measure performance awards at year-end 2022 is 186,000.

2021 Grants

The annual 2021 performance share grant ("2021 grant") consisted of 180,000 financial measure performance awards, which are contingent upon the achievement of specific revenue growth and EBITDA margin performance goals. The maximum number of performance shares that may be earned is 200% of the target shares originally granted. These awards have three one-year performance periods: 2021, 2022 and 2023, with the payout for each performance period based on separate financial measure goals that are set in February of each of the three performance periods.

For the 2021 and 2022 performance periods, half of the shares earned in each respective performance period will vest after achievement of the respective performance goals for the year and approval of the financial results by the Compensation Committee, in early 2022 and 2023, respectively, if not forfeited by the recipient. The remaining half of the shares earned for the 2021 and 2022 performance periods will vest in early 2024, based on continuous employment. For the 2023 performance period, any shares earned will vest after achievement of the 2023 performance goals for the year and approval of the financial results by the Compensation Committee in early 2024, if not forfeited by the recipient. No dividends are paid on these performance shares.

Based upon the level of achievement of specific financial performance goals for the 2021 annual grant, participants had the ability to receive up to 200% of the target number of shares originally granted. On February 14, 2023, the Compensation Committee approved the actual performance achievement for the 2022 performance period of the annual 2021 grant. Actual performance resulted in participants achieving 72% of target. Half of the shares earned for the 2022 performance period will vest in 2023 after the approval of the Compensation Committee and the remaining half of the shares earned will vest in early 2024, if not forfeited by the recipient.

In December 2021, the Compensation Committee approved an additional retention-based grant of 308,000 financial measure performance awards to certain senior officers and may be earned upon achievement of three financial goals over a performance period beginning in fiscal 2022 through the third quarter of 2024, with each goal having a unique projected achievement date. Each goal can be earned independent of the other two goals. A goal is considered earned once it is achieved and maintained for two consecutive quarters at any point during the performance period. Any goal not achieved within one year of projected achievement date, will result in that portion of the award being forfeited. Any shares earned during the performance period will cliff-vest three years after achievement of the respective performance goals and approval of the financial results by the Compensation Committee. These awards earn dividends once the goal is achieved, but are not paid until the awards vest.

On February 14, 2023, the Compensation Committee approved the actual performance achievement of one of the financial goals related to the 2021 retention-based grant. At the same meeting, the Compensation Committee approved a modification to accelerate the vesting for the goal earned, where half of these awards will vest immediately upon approval of the results and the remaining half will vest in August 2023, if not forfeited by the recipient. We will account for this change as a Type I modification under ASC 718 as the expectation of vesting remained probable-to-probable post-modification. The Company did not record any incremental stock compensation expense since the fair value of the modified awards immediately after the modification was not greater than the fair value of the original awards immediately before the modification. The Company will recognize the remaining stock compensation expense over the remaining portion of the modified service requisite period.

The 2021 financial measure performance awards have a weighted average grant date fair value of $18.21, which was determined by the market price on the date of grant less the present value of the expected dividends not received during the vesting period. The total nonvested shares related to 2021 financial measure performance awards at year-end 2022 is 423,000.

2020 Grant

The 2020 performance share grant ("2020 grant") consisted of 115,000 single financial measure performance shares, which have a one-year performance period based on a specific operating earnings performance goal. The 2020 single financial measure performance awards have a weighted average grant date fair value of $22.59 per share, which was determined by the market price on the date of grant. On February 15, 2022, the Compensation Committee approved the actual performance achievement of the 2020 single financial measure performance award. These awards will vest over the next four years, if not forfeited by the recipient. The total nonvested shares related to 2020 single financial performance awards at year-end 2022 is 78,000.

A summary of the status of all nonvested performance shares at target for 2022 is presented as follows below (in thousands of shares except per share data). The vesting adjustment in the table below represents the 2019 and a portion of the 2021 performance period of the 2021 financial measure performance shares that did not vest because actual achievement was below the threshold level and resulted in no payout.

	Financial Measure Performance Shares	
	Shares	Weighted Average Grant Date Fair Value
Nonvested at year-end 2021	708	$ 20.03
Granted	186	21.19
Vested	(48)	22.55
Forfeited	(12)	16.81
Vesting Adjustment	(142)	24.45
Nonvested at year-end 2022	692	$ 19.41

As of year-end 2022, unrecognized compensation cost related to all unvested financial measure performance shares totaled $8.4 million. The weighted average period over which the costs are expected to be recognized is approximately 2.4 years for financial measure performance shares. The total fair value of financial measure performance shares, which vested during 2022, 2021 and 2020, was $0.9 million, $0.3 million and $1.8 million, respectively.

17. Sale of Assets

In October 2022, Kelly Properties, LLC, a wholly owned subsidiary of the Company, sold real property located in Troy, Michigan for a purchase price of $6.0 million, subject to final closing adjustments. The Company received cash proceeds of $5.6 million in the fourth quarter of 2022, net of commissions and transaction expenses. As of the date of the sale, the property had a carrying value of $4.7 million, resulting in a $0.9 million gain on the sale, which is recorded in gain on sale of assets in the consolidated statements of earnings.

In June 2022, the Company sold an under-utilized real property for a purchase price of $4.5 million, subject to final closing adjustments. The Company received cash proceeds of $3.6 million in the second quarter of 2022 and previously received cash proceeds of $0.8 million as a deposit in 2021 when the contract was first executed. As of the date of the sale, the land had insignificant carrying value; as such, the resulting gain on the sale was $4.4 million, which is recorded in gain on sale of assets in the consolidated statements of earnings.

In January 2022, the Company sold a property for a purchase price of $0.9 million, subject to final closing adjustments. The Company received cash proceeds of $0.9 million in the first quarter of 2022. As of the date of the sale, the property had an immaterial carrying value; as such, the resulting gain on the sale of the property was $0.9 million, which is recorded in gain on sale of assets in the consolidated statements of earnings.

In the second quarter of 2020, the Company monetized wage subsidy receivables outside the U.S. for $16.9 million, net of fees and 5% retainer. The sale of these receivables was accounted for as a sale of financial assets with certain recourse provisions in which we derecognized the receivables. Although the sale of receivables is with recourse, the Company did not record a recourse obligation as the Company concluded the receivables were collectible. The net cash proceeds related to the sale were included in operating activities in the consolidated statements of cash flows and the fees related to the sale were included in SG&A expenses in the consolidated statements of earnings.

On March 20, 2020, the Company sold three of our four headquarters properties for a purchase price of $58.5 million as a part of a sale and leaseback transaction. The properties included the parcels of land, together with all rights and easements, in addition to all improvements located on the land, including buildings. The Company received cash proceeds of $55.5 million, which was net of transaction expenses. As of the date of the sale, the properties had a combined net carrying amount of $23.4 million. The resulting gain on the sale of the assets was $32.1 million which was recorded in gain on sale of assets in the consolidated statements of earnings. The Company leased back the main headquarters building on the same date; see the Leases footnote for discussion of the sale and leaseback transaction.

18. Other Income (Expense), Net

Included in other income (expense), net are the following:

	2022	2021	2020
	(In millions of dollars)		
Interest income	$ 2.3	$ 0.2	$ 0.6
Interest expense	(2.1)	(2.5)	(3.0)
Dividend income	—	2.7	2.4
Foreign exchange gains (losses)	4.8	(1.0)	3.3
Other	(3.4)	(3.0)	0.1
Other Income (Expense), Net	$ 1.6	$ (3.6)	$ 3.4

The decrease in dividend income in 2022 reflects the sale of the investment in the common stock of Persol Holdings during the first quarter of 2022. Included in foreign exchange gains (losses) for 2022 is a $5.5 million foreign exchange gain on a U.S. dollar-denominated cash balance held by the Company's Japan entity (see Investment in Persol Holdings footnote). Included in Other for 2022 are transaction-related expenses for the 2022 acquisitions of RocketPower and PTS and sale of our Russia operations (see Acquisitions and Dispositions footnote) and expense related to the remeasurement of the Brazil indemnification liability (see Fair Value Measurements footnote). Included in Other for 2021 is a loss from the sale of the assets related to our minority investment in Kenzie Academy (see Fair Value Measurements footnote) and transaction-related expenses for the April 2021 acquisition of Softworld (see Acquisitions and Dispositions footnote).

19. Income Taxes

Earnings (loss) before taxes and equity in net earnings (loss) of affiliate for the years 2022, 2021 and 2020 were taxed under the following jurisdictions:

	2022	2021	2020
	(In millions of dollars)		
Domestic	$ (39.4)	$ 27.5	$ (86.7)
Foreign	(31.8)	158.3	(20.1)
Total	$ (71.2)	$ 185.8	$ (106.8)

The provision for income taxes was as follows:

	2022	2021	2020
	(In millions of dollars)		
Current tax expense:			
U.S. federal	$ 1.3	$ 1.0	$ 6.6
U.S. state and local	1.4	2.1	5.9
Foreign	61.5	10.4	10.6
Total current	64.2	13.5	23.1
Deferred tax (benefit) expense:			
U.S. federal	(2.5)	(11.9)	(35.8)
U.S. state and local	0.7	(0.7)	(12.3)
Foreign	(70.3)	34.2	(9.0)
Total deferred	(72.1)	21.6	(57.1)
Total provision	$ (7.9)	$ 35.1	$ (34.0)

Deferred income taxes reflect the temporary differences between the asset and liability basis for financial reporting purposes and the amounts used for income tax purposes, at the relevant tax rate. The deferred tax assets and liabilities are comprised of the following:

	2022	2021
	(In millions of dollars)	
Fixed assets and right-of-use assets	$ (21.8)	$ (25.8)
Intangible assets and goodwill	20.7	16.3
Employee compensation and benefit plans	62.0	70.4
Accrued payroll and related taxes	—	22.1
Accrued workers' compensation	10.2	11.7
Investment in Persol Holdings	—	(70.9)
Investment in equity affiliate	(0.7)	(13.3)
Operating lease liabilities	19.3	21.8
Loss carryforwards	33.4	36.4
Credit carryforwards	200.7	175.0
Other, net	9.4	6.5
Valuation allowance	(34.0)	(19.0)
Net deferred tax assets	$ 299.2	$ 231.2

The deferred tax balance is classified in the consolidated balance sheet as:

	2022	2021
	(In millions of dollars)	
Deferred tax asset	$ 299.7	$ 302.8
Other long-term liabilities	(0.5)	(71.6)
	$ 299.2	$ 231.2

The Company has U.S. general business credit carryforwards of $177.1 million which will expire from 2034 to 2042, foreign tax credit carryforwards of $23.6 million which will expire from 2023 to 2032 and minimal state carryforwards which will expire from 2026 to 2042. The net tax effect of state and foreign loss carryforwards at year-end 2022 totaled $33.4 million, $2.7 million of which expires between 2023 to 2042, and $30.7 million of which have no expiration.

The Company has established a valuation allowance for loss carryforwards and future deductible items in certain foreign jurisdictions, and for U.S. foreign tax credit carryforwards. The increase in the valuation allowance in 2022 was primarily due to foreign tax credits generated from the sale of the Company's investment in Persol Holdings. The valuation allowance is determined in accordance with the provisions of ASC 740, "Income Taxes," which requires an assessment of both negative and positive evidence when measuring the need for a valuation allowance. The Company's recent losses in these foreign jurisdictions, and its recent lack of adequate U.S. foreign source income to fully utilize foreign tax credit carryforwards, represented sufficient negative evidence to require a valuation allowance under ASC 740. The Company intends to maintain a valuation allowance until sufficient positive evidence exists to support realization of the foreign deferred tax assets.

The differences between income taxes from continuing operations for financial reporting purposes and the U.S. statutory rate of 21% in 2022, 2021, and 2020 are as follows:

	2022	2021	2020
	(In millions of dollars)		
Income tax based on statutory rate	$ (14.9)	$ 39.0	$ (22.4)
State income taxes, net of federal benefit	1.6	1.1	(5.1)
Foreign tax rate differential	1.6	12.2	2.8
General business credits	(10.7)	(9.7)	(9.9)
Life insurance cash surrender value	7.8	(5.2)	(4.6)
Foreign items	0.2	1.7	(1.8)
Sale of foreign subsidiaries	3.9	—	(6.6)
Foreign business taxes	1.8	2.1	3.0
Tax law change	—	(5.2)	(1.7)
Non-deductible goodwill impairment	2.7	—	11.9
Other	(1.9)	(0.9)	0.4
Total	$ (7.9)	$ 35.1	$ (34.0)

Our tax benefit or expense is affected by recurring items, such as the amount of pretax income and its mix by jurisdiction, U.S. work opportunity credits and the change in cash surrender value of non-taxable investments in life insurance policies. It is also affected by discrete items that may occur in any given period but are not consistent from period to period, such as tax law changes or changes in judgment regarding the realizability of deferred tax assets. Changes in the fair value of the Company's investment in Persol Holdings were recognized in the consolidated statements of earnings. Gains and losses from this investment, which was sold in the first quarter of 2022, were treated as discrete since they could not be estimated.

Several items have contributed to the variance in our income tax benefit or expense over the last three years. 2022 benefited from lower pretax earnings, benefits of $16.9 million from changes in the fair value of the Company's investment in Persol Holdings and $7.1 million from the impairment of tax deductible goodwill. These benefits were offset by a $7.8 million charge from tax exempt life insurance cash surrender value losses. Income tax expense for 2021 included charges of $37.3 million from changes in the fair value of the Company's investment in Persol Holdings and $4.8 million from the gain on insurance settlement, offset by benefits of $5.2 million from a change in tax rate in the United Kingdom and $5.2 million from tax exempt life insurance cash surrender value gains. The 2020 income tax benefited from lower pretax earnings and benefits of $5.1 million from the loss on our investment in Persol Holdings, $6.6 million from the sale of Brazil operations, $23 million from the impairment of tax deductible goodwill and $4.6 million from tax exempt life insurance cash surrender value gains.

General business credits primarily represent U.S. work opportunity credits. Foreign items include foreign tax credits, foreign non-deductible expenses and non-taxable income. Foreign business taxes include the French business tax and other taxes based on revenue less certain expenses and are classified as income taxes under ASC 740.

Provision has not been made for additional income taxes on an estimated $156.5 million of foreign subsidiary undistributed earnings which are indefinitely reinvested. If these earnings were to be repatriated, the Company could be subject to foreign withholding tax, federal and state income tax, net of federal benefit, and income taxes on foreign exchange gains or losses, of $9.8 million.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2022	2021	2020
	(In millions of dollars)		
Balance at beginning of the year	$ 0.6	$ 0.5	$ 0.9
Additions for prior years' tax positions	—	0.2	—
Reductions for prior years' tax positions	—	—	—
Additions for settlements	—	—	—
Reductions for settlements	—	—	—
Reductions for expiration of statutes	(0.1)	(0.1)	(0.4)
Balance at end of the year	$ 0.5	$ 0.6	$ 0.5

If the $0.5 million in 2022, $0.6 million in 2021 and $0.5 million in 2020 of unrecognized tax benefits were recognized, they would have a favorable effect of $0.4 million in 2022, $0.5 million in 2021 and $0.4 million in 2020 on income tax expense.

The Company recognizes both interest and penalties as part of the income tax provision. The benefit recognized in 2022 was not significant. The Company recognized expense of $0.1 million in 2021 and a benefit of $0.1 million in 2020 for interest and penalties. Accrued interest and penalties were $0.1 million at year-end 2022 and $0.2 million at year-end 2021.

The Company files income tax returns in the U.S. and in various states and foreign countries. The tax periods open to examination by the major taxing jurisdictions to which the Company is subject include the U.S. for fiscal years 2019 forward, Canada for fiscal years 2015 forward, France for fiscal years 2014 forward, Netherlands for fiscal years 2017 forward, Portugal for fiscal years 2019 forward, Puerto Rico for fiscal years 2018 forward and Switzerland for fiscal years 2013 forward.

The Company and its subsidiaries have various income tax returns in the process of examination. The unrecognized tax benefit and related interest and penalty balances include approximately $0.2 million for 2022, related to tax positions which are reasonably possible to change within the next twelve months due to income tax audits, settlements and statute expirations.

20. Supplemental Cash Flow Information

Changes in operating assets and liabilities, net of acquisitions, as disclosed in the statements of cash flows, for the fiscal years 2022, 2021 and 2020, respectively, were as follows:

	2022	2021	2020
	(In millions of dollars)		
(Increase) decrease in trade accounts receivable	$ (99.3)	$ (150.7)	$ 55.9
(Increase) decrease in prepaid expenses and other assets	(24.6)	5.0	21.8
(Increase) decrease in ROU assets	(0.1)	7.7	0.2
Increase (decrease) in accounts payable and accrued liabilities	44.3	155.8	10.5
Increase (decrease) in operating lease liabilities	(18.7)	(29.7)	(21.1)
Increase (decrease) in accrued payroll and related taxes	(59.3)	12.5	71.9
Increase (decrease) in accrued workers' compensation and other claims	(5.2)	(6.2)	(4.9)
Increase (decrease) in income and other taxes	21.9	(4.6)	(14.0)
Total changes in operating assets and liabilities, net of acquisitions	$ (141.0)	$ (10.2)	$ 120.3

The Company paid interest of $1.3 million in 2022, $1.7 million in 2021 and $1.6 million in 2020. The Company paid income taxes of $61.2 million in 2022, $14.1 million in 2021 and $26.4 million in 2020.

Non-cash capital accruals totaled $1.2 million, $1.0 million and $1.4 million at year-end 2022, 2021 and 2020, respectively.

21. Commitments

In addition to lease agreements (see Leases footnote) and the indemnification agreement related to the sale of our Brazil operations (see Acquisitions and Dispositions footnote), the Company has entered into noncancelable purchase obligations totaling $53.0 million. These obligations relate primarily to technology services and online tools which the Company expects to utilize generally within the next three fiscal years, in the ordinary course of business. The Company has no material unrecorded commitments, losses, contingencies or guarantees associated with any related parties or unconsolidated entities. See the Debt and Retirement Benefits footnotes for commitments related to debt and pension obligations.

22. Contingencies

The Company is continuously engaged in litigation, threatened litigation, claims, audits or investigations arising in the ordinary course of its business, such as matters alleging employment discrimination, wage and hour violations, claims for indemnification or liability, violations of privacy rights, anti-competition regulations, commercial and contractual disputes, and tax-related matters which could result in a material adverse outcome.

We record accruals for loss contingencies when we believe it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Such accruals are recorded in accounts payable and accrued liabilities and in accrued workers' compensation and other claims in the consolidated balance sheet. At year-end 2022 and 2021, the gross accrual for litigation costs amounted to $2.3 million and $1.4 million, respectively.

The Company maintains insurance coverage which may cover certain losses. When losses exceed the applicable policy deductible and realization of recovery of the loss from existing insurance policies is deemed probable, the Company records receivables from the insurance company for the excess amount, which are included in prepaid expenses and other current assets and other assets in the consolidated balance sheet. At year-end 2022 and 2021, the related insurance receivables amounted to $0.6 million and zero, respectively.

During the third quarter of 2021, the Company filed a claim under a representations and warranties insurance policy purchased by the Company in connection with the acquisition of Softworld. The claim asserts damages arising out of alleged breaches by the sellers of Softworld of certain representations and warranties contained in the purchase agreement relating to periods prior to the closing of the acquisition. During the fourth quarter of 2021, the Company entered into a settlement agreement and mutual release with the insurer resolving all claims under the policy in exchange for a payment of $19.0 million, which was received prior to year-end 2021.

The Company estimates the aggregate range of reasonably possible losses, in excess of amounts accrued, is zero to $5.6 million as of year-end 2022. This range includes matters where a liability has been accrued but it is reasonably possible that the ultimate loss may exceed the amount accrued and for matters where a loss is believed to be reasonably possible, but a liability has not been accrued. The aggregate range only represents matters in which we are currently able to estimate a range of loss and does not represent our maximum loss exposure. The estimated range is subject to significant judgment and a variety of assumptions and only based upon currently available information. For other matters, we are currently not able to estimate the reasonably possible loss or range of loss.

While the ultimate outcome of these matters cannot be predicted with certainty, we believe that the resolution of any such proceedings will not have a material adverse effect on our financial condition, results of operations or cash flows.

23. Segment Disclosures

The Company's operating segments, which also represent its reporting segments, are based on the organizational structure for which financial results are regularly evaluated by the Company's chief operating decision-maker ("CODM", the Company's CEO) to determine resource allocation and assess performance. The Company's five reportable segments, (1) Professional & Industrial, (2) Science, Engineering & Technology, (3) Education, (4) Outsourcing & Consulting, and (5) International, reflect the specialty services the Company provides to customers and represent how the business is organized internally. Intersegment revenue represents revenue earned between the reportable segments and is eliminated from total segment revenue from services.

Professional & Industrial delivers staffing, outcome-based and permanent placement services focused on office, professional, light industrial and contact center specialties in the U.S. and Canada, including our KellyConnect and Skilled Professional Solutions products. Science, Engineering & Technology delivers staffing, outcome-based and permanent placement services focused on science and clinical research, engineering, technology and telecommunications specialties predominantly in the U.S. and Canada. Education delivers staffing, permanent placement and executive search services across the full education spectrum from early childhood to higher education in the U.S. Outsourcing & Consulting is focused on providing MSP, RPO, PPO and Talent Advisory Services to customers on a global basis. International delivers staffing, RPO and permanent placement services in Europe, as well as services in Mexico in accordance with recent changes in labor market regulations and, prior to August 2020, Brazil (see Acquisitions and Dispositions footnote).

Corporate expenses that directly support the operating units have been allocated to Professional & Industrial, Science, Engineering & Technology, Education, Outsourcing & Consulting and International based on work effort, volume or, in the absence of a readily available measurement process, proportionately based on gross profit realized. Unallocated corporate expenses include those related to incentive compensation, law and risk management, certain finance and accounting functions, executive management, corporate campus facilities, IT production support, certain legal costs and expenses related to corporate initiatives that do not directly benefit a specific operating segment. Consistent with the information provided to and evaluated by the CODM, the goodwill impairment charge in the first quarter of 2020 is included in Corporate expenses.

The following tables present information about the reported revenue from services and gross profit of the Company by reportable segment, along with a reconciliation to earnings (loss) before taxes and equity in net earnings (loss) of affiliate, for 2022, 2021 and 2020. Asset information by reportable segment is not presented, since the Company does not produce such information internally nor does it use such information to manage its business.

	2022	2021	2020
	(In millions of dollars)		
Revenue from Services:			
Professional & Industrial	$ 1,666.2	$ 1,837.4	$ 1,858.4
Science, Engineering & Technology	1,265.4	1,156.8	1,019.1
Education	636.2	416.5	286.9
Outsourcing & Consulting	468.0	432.1	363.5
International	932.2	1,067.8	988.6
Less: Intersegment revenue	(2.6)	(0.9)	(0.5)
Consolidated Total	$ 4,965.4	$ 4,909.7	$ 4,516.0

	2022	2021	2020
	(In millions of dollars)		
Earnings (Loss) from Operations:			
Professional & Industrial gross profit	$ 302.5	$ 310.0	$ 330.2
Professional & Industrial SG&A expenses	(270.5)	(278.6)	(288.6)
Professional & Industrial earnings (loss) from operations	32.0	31.4	41.6
Science, Engineering & Technology gross profit	297.0	253.9	209.4
Science, Engineering & Technology SG&A expenses	(214.9)	(180.2)	(134.4)
Science, Engineering & Technology earnings (loss) from operations	82.1	73.7	75.0
Education gross profit	100.3	65.1	42.2
Education SG&A expenses	(81.8)	(62.1)	(51.2)
Education earnings (loss) from operations	18.5	3.0	(9.0)
Outsourcing & Consulting gross profit	169.6	141.4	119.8
Outsourcing & Consulting SG&A expenses	(149.8)	(122.7)	(108.3)
Goodwill impairment charge	(41.0)	—	—
Outsourcing & Consulting earnings (loss) from operations	(21.2)	18.7	11.5
International gross profit	142.4	148.8	126.0
International SG&A expenses	(132.5)	(138.9)	(134.9)
International earnings (loss) from operations	9.9	9.9	(8.9)
Corporate	(94.0)	(88.1)	(203.8)
Loss on disposal	(18.7)	—	—
Gain on sale of assets	6.2	—	—
Consolidated Total	14.8	48.6	(93.6)
Gain (loss) on investment in Persol Holdings	(67.2)	121.8	(16.6)
Loss on currency translation from liquidation of subsidiary	(20.4)	—	—
Other income (expense), net	1.6	15.4	3.4
Earnings (loss) before taxes and equity in net earnings (loss) of affiliate	$ (71.2)	$ 185.8	$ (106.8)

Depreciation and amortization expense included in SG&A expenses by segment above are as follows:

	2022	2021	2020
	(In millions of dollars)		
Depreciation and amortization:			
Professional & Industrial	$ 3.7	$ 5.3	$ 5.5
Science, Engineering & Technology	12.7	10.6	4.2
Education	5.2	3.6	3.6
Outsourcing & Consulting	3.5	0.7	0.7
International	1.7	2.0	2.3

A summary of revenue from services by geographic area for 2022, 2021 and 2020 follows:

	2022	2021	2020
	(In millions of dollars)		
Revenue from Services:			
United States	$ 3,671.5	$ 3,513.4	$ 3,260.2
Foreign	1,293.9	1,396.3	1,255.8
Total	$ 4,965.4	$ 4,909.7	$ 4,516.0

Foreign revenue is based on the country in which the legal subsidiary is domiciled. No single foreign country's revenue represented more than 10% of the consolidated revenues of the Company. No single customer represented more than 10% of the consolidated revenues of the Company.

A summary of long-lived assets information by geographic area as of year-end 2022 and 2021 follows:

	2022	2021
	(In millions of dollars)	
Long-Lived Assets:		
United States	$ 72.1	$ 86.3
Foreign	22.5	24.8
Total	$ 94.6	$ 111.1

Long-lived assets represent property and equipment and ROU assets. No single foreign country's long-lived assets represented more than 10% of the consolidated long-lived assets of the Company.

24. New Accounting Pronouncements

Recently Adopted

In October 2021, the FASB issued Accounting Standards Update ("ASU") 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, to require that an acquirer recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. The amendments in this update are effective for fiscal years beginning after December 15 ,2022, including interim periods within those fiscal years and should be applied prospectively to business combinations that occur after the effective date. We early adopted this standard in the first quarter of 2022 and the adoption did not have a material impact to our consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting. ASU 2020-04 provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update apply only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 was effective for the Company in the first quarter of fiscal 2021. The adoption of this standard did not have a material impact to our consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01 which clarifies the interaction of rules for equity securities, the equity method of accounting and forward contracts and purchase options on certain types of securities. The guidance clarifies how to account for the transition into and out of the equity method of accounting when considering observable transactions under the measurement alternative. The ASU was effective for annual reporting periods beginning after December 15, 2020, including interim reporting periods within those annual periods, with early adoption permitted. The adoption of this standard did not have a material impact to our consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12 simplifying various aspects related to the accounting for income taxes. The guidance removes exceptions to the general principles in Topic 740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The ASU was effective for annual reporting periods beginning after December 15, 2020, including interim reporting periods within those annual periods, with early adoption permitted. The adoption of this standard did not have a material impact to our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The ASU was effective for annual reporting periods beginning after December 15, 2019, including interim reporting periods within those annual periods, with early adoption permitted. Entities have the option to apply the guidance prospectively to all implementation costs incurred after the date of adoption or retrospectively. We adopted this guidance prospectively effective December 30, 2019. In accordance with the standard, we present capitalized implementation costs incurred in a hosting arrangement that is a service contract as other assets on our consolidated balance sheet. This presentation is consistent with the presentation of the prepayment of fees for the hosting arrangement. We recognized $1.0 million of amortization expense for capitalized implementation costs incurred in hosting arrangements for the year ended 2020 as a component of SG&A expenses in our consolidated statements of earnings. We recognized $5.1 million of payments for capitalized implementation costs for the year ended 2020 in the same manner as payments made for fees associated with the related hosting arrangements as a component of net cash from operating activities in our consolidated statements of cash flows. The Company's cloud computing arrangements are comprised of internal-use software platforms accounted for as service contracts. The Company does not have the ability to take possession of the software without significant penalty nor can the Company run the software on its own hardware or contract with another party unrelated to the vendor to host the software. See Summary of Significant Accounting Policies footnote.

In June 2016, the FASB issued ASU 2016-13 (ASC Topic 326), as clarified in ASU 2019-04, ASU 2019-05, ASU 2019-11 and ASU 2018-19, amending how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The guidance requires the application of a current expected credit loss model, which is a new impairment model based on expected losses. Under this model, an entity recognizes an allowance for expected credit losses based on historical experience, current conditions and forecasted information rather than the prior methodology of delaying recognition of credit losses until it is probable a loss has been incurred. The standard also requires additional quantitative and qualitative disclosures regarding credit risk inherent in a reporting entity's portfolio, how management monitors this risk, management's estimate of expected credit losses, and the changes in the estimate that has taken place during the period. This ASU was effective for interim and annual reporting periods beginning after December 15, 2019 with early adoption permitted for annual reporting periods beginning after December 15, 2018. We adopted this ASU using the modified retrospective method for all financial assets measured at amortized cost and off-balance-sheet credit exposures, as applicable. Results for reporting periods beginning after December 30, 2019 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. We recorded a decrease to retained earnings of $0.7 million, net of tax, in the first quarter 2020 for the cumulative effect of adopting ASC 326. See Credit Losses footnote for the impact on the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13 which eliminates, adds and modifies certain fair value measurement disclosures. The ASU was effective for annual reporting periods beginning after December 15, 2019, including interim reporting periods within those annual periods, with early adoption permitted. The adoption of this standard did not have a material impact to our consolidated financial statements.

Not Yet Adopted

Management has evaluated other recently issued accounting pronouncements and does not believe that any of these pronouncements will have a significant impact on our consolidated financial statements and related disclosures.

25. Related Party Transactions

The Terence E. Adderley Revocable Trust K ("Trust K"), which became irrevocable upon the death of Terence E. Adderley (the former Chairman of the Company's board of directors) on October 9, 2018, controls approximately 93.5% of the outstanding shares of Kelly Class B common stock. There were no material transactions between the Company and Trust K or its trustees in 2022, 2021 or 2020.

See Investment in PersolKelly Pte. Ltd. footnote for a description of related party activity with PersolKelly Pte. Ltd.

KELLY SERVICES, INC. AND SUBSIDIARIES
SCHEDULE II - VALUATION RESERVES
(In millions of dollars)

Description	Balance at beginning of year	Additions		Currency exchange effects	Deductions from reserves	Balance at end of year
		Charged to costs and expenses	Charged to other accounts			
Fiscal year ended January 1, 2023						
Reserve deducted in the balance sheet from the assets to which it applies -						
Deferred tax assets valuation allowance	$ 19.0	15.8	—	(0.7)	(0.1)	$ 34.0
Fiscal year ended January 2, 2022						
Reserve deducted in the balance sheet from the assets to which it applies -						
Deferred tax assets valuation allowance	$ 20.2	0.5	—	(0.8)	(0.9)	$ 19.0
Fiscal year ended January 3, 2021						
Reserve deducted in the balance sheet from the assets to which it applies -						
Deferred tax assets valuation allowance	$ 19.0	3.7	—	0.5	(3.0)	$ 20.2

INDEX TO EXHIBITS
REQUIRED BY ITEM 601
REGULATIONS S-K

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation, effective May 9, 2018 (Reference is made to Exhibit 3.1 to the Form 8-K filed with the Commission on May 11, 2018, which is incorporated herein by reference).
3.2	By-laws, effective November 6, 2018 (Reference is made to Exhibit 3.1 to the Form 8-K filed with the Commission on November 7, 2018, which is incorporated herein by reference).
4	Description of Securities (Reference is made to Exhibit 4 to the Form 10-K filed with the Commission on February 13, 2020, which is incorporated herein by reference).
10.1*	Kelly Services, Inc. Short-Term Incentive Plan, as amended and restated January 1, 2020 (Reference is made to Exhibit 10.1 to the Form 10-K filed with the Commission on February 18, 2021, which is incorporated herein by reference).
10.2*	Kelly Services, Inc. Equity Incentive Plan (Reference is made to Exhibit 10.1 to the Form 8-K filed with the Commission on May 12, 2017, which is incorporated herein by reference).
10.3*	Kelly Services, Inc. Amended and Restated Senior Executive Severance Plan (Reference is made to Exhibit 10.1 to the Form 8-K filed with the Commission on May 4, 2021, which is incorporated herein by reference).
10.4*	Kelly Services, Inc. Non-Employee Directors Deferred Compensation Plan (Reference is made to Exhibit 10.4 to the Form 10-K filed with the Commission on February 20, 2018, which is incorporated herein by reference).
10.5*	First Amendment to the Kelly Services, Inc. Non-Employee Directors Deferred Compensation Plan (Reference is made to Exhibit 10.5 to the Form 10-K filed with the Commission on February 13, 2020, which is incorporated herein by reference).
10.6	First Amendment to Third Amended and Restated Credit Agreement, dated November 4, 2022 (Reference is made to Exhibit 10.8 to the Form 8-K filed with the Commission on November 10, 2022, which is incorporated herein by reference).
10.7	Agreement of Purchase and Sale, A.F.J. Development Company and Kelly Properties, LLC (Reference is made to Exhibit 10.7 to the Form 10-K filed with the Commission on February 13, 2020, which is incorporated herein by reference).
10.8*	Employment Agreement between Kelly Services Management Sarl and Olivier Thirot (Reference is made to Exhibit 10.8 to the Form 10-Q filed with the Commission on May 12, 2022, which is incorporated herein by reference).
10.9*	Second Addendum to Employment Agreement between Kelly Services Management Sarl and Berendina Maria Bekhuis Koolhaas (Reference is made to Exhibit 10.9 to the Form 10-Q filed with the Commission on August 11, 2022, which is incorporated herein by reference).
10.12*	Kelly Services, Inc. Management Retirement Plan as amended and restated January 1, 2020 (Reference is made to Exhibit 10.12 to the Form 10-K filed with the Commission on February 18, 2021, which is incorporated herein by reference).

INDEX TO EXHIBITS
REQUIRED BY ITEM 601
REGULATION S-K (continued)

Exhibit No.	Description
10.14	Amended and Restated Pledge and Security Agreement, dated December 5, 2019 (Reference is made to Exhibit 10.14 to the Form 8-K filed with the Commission on December 9, 2019, which is incorporated herein by reference).
10.15	First Amended and Restated Receivables Purchase Agreement Amendment No. 2, dated December 30, 2021 (Reference is made to Exhibit 10.15 to the Form 8-K filed with the Commission on January 5, 2022, which is incorporated herein by reference).
10.16	First Amended and Restated Receivables Purchase Agreement Amendment No. 3, dated September 21, 2022 (Reference is made to Exhibit 10.16 to the Form 10-Q filed with the Commission on November 10, 2022, which is incorporated herein by reference).
14	Code of Business Conduct and Ethics, revised August 2022 (Reference is made to Exhibit 14 to the Form 10-Q filed with the commission on November 10, 2022, which is incorporated herein by reference).
21	Subsidiaries of Registrant.
23	Consent of Independent Registered Public Accounting Firm.
24	Power of Attorney.
31.1	Certification Pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as amended.
31.2	Certification Pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as amended.
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data file because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Indicates a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2023

KELLY SERVICES, INC.
Registrant

By   /s/ Olivier G. Thirot
Olivier G. Thirot
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 16, 2023

* /s/ P. W. Quigley
P. W. Quigley
President, Chief Executive Officer and Director
(Principal Executive Officer)

Date: February 16, 2023

* /s/ D. R. Parfet
D. R. Parfet
Chairman of the Board and Director

Date: February 16, 2023

* /s/ G. S. Adolph
G. S. Adolph
Director

Date: February 16, 2023

* /s/ G. S. Corona
G. S. Corona
Director

Date: February 16, 2023

* /s/ R. S. Cubbin
R. S. Cubbin
Director

Date: February 16, 2023

* /s/ A. Duggirala
A. Duggirala
Director

Date: February 16, 2023

* /s/ I. F. Johnson
I. F. Johnson
Director

Date: February 16, 2023

* /s/ T. B. Larkin
T. B. Larkin
Director

Date: February 16, 2023

* /s/ L. A. Murphy
L. A. Murphy
Director

SIGNATURES (continued)

Date: February 16, 2023

/s/ O. G. Thirot
_____
O. G. Thirot
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Date: February 16, 2023

/s/ L. S. Lockhart
_____
L. S. Lockhart
Vice President, Corporate Controller and
Chief Accounting Officer
(Principal Accounting Officer)

Date: February 16, 2023

*By /s/ O.G. Thirot
_____
O.G. Thirot
Attorney-in-Fact

[THIS PAGE INTENTIONALLY LEFT BLANK]

Exhibit 21

SUBSIDIARIES OF REGISTRANT

Kelly Services, Inc.

Subsidiary	State/Jurisdiction of Incorporation	Business Name
Kelly Services (Canada), Ltd.	Canada	Kelly Services
Kelly Services Global, LLC	Michigan	Kelly Services
Kelly Services USA, LLC	Michigan	Kelly Services
Teachers On Call, Inc. (a subsidiary of Kelly Services USA, LLC)	Minnesota	Teachers On Call
Global Technology Associates, LLC	Virginia	Global Technology Associates
NextGen Global Resources, LLC	Delaware	NextGen Global Resources
Greenwood/Asher & Associates, LLC (a subsidiary of Kelly Services USA, LLC)	Florida	Greenwood/Asher & Associates
Softworld, LLC	Massachusetts	Softworld
Rocket Power Holdings LLC	Wyoming	RocketPower
Rocket Power Ops LLC (a subsidiary of Kelly Services, Inc. and Rocket Power Holdings LLC)	Nevada	RocketPower
RockitLaunch, LLC (a subsidiary of Rocket Power Ops LLC)	Nevada	RocketPower
Pediatric Therapeutic Services LLC (a subsidiary of Kelly Services USA, LLC)	Delaware	Pediatric Therapeutic Services
Kelly Properties, LLC	Delaware	Kelly Properties
Kelly Receivables Funding, LLC	Delaware	Kelly Receivables Funding
Kelly Outsourcing and Consulting Group Australia, Ltd.	Delaware	Kelly Services
Kelly Services of Denmark, Inc.	Delaware	Kelly Services
Kelly Services (Ireland), Ltd. (a subsidiary of Kelly Properties, LLC)	Delaware	Kelly Services
KellyOCG Sweden AB	Sweden	Kelly Services
Kelly Services Management, Sarl (a subsidiary of Kelly Services, Inc. and Kelly Properties, LLC)	Switzerland	Kelly Services

Exhibit 21

SUBSIDIARIES OF REGISTRANT (continued)

Kelly Services, Inc.

Subsidiary	State/Jurisdiction of Incorporation	Business Name
Kelly Services (Suisse), SA (a subsidiary of Kelly Services Management, Sarl)	Switzerland	Kelly Services
Kelly Services Outsourcing and Consulting Group, Sarl (a subsidiary of Kelly Services (Suisse), SA)	Switzerland	Kelly Services
Kelly Services (UK), Limited (a subsidiary of Kelly Services Management, Sarl)	United Kingdom	Kelly Services, Ltd.
Kelly Services (Nederland), B.V.	Netherlands	Kelly Services
Kelly Administratiekantoor, B.V. (a subsidiary of Kelly Services (Nederland), B.V.)	Netherlands	Kelly Services
Kelly Managed Services (Nederland), B.V. (a subsidiary of Kelly Services (Nederland), B.V.)	Netherlands	Kelly Services
Kelly Services Norge, AS (a subsidiary of Kelly Services Management, Sarl)	Norway	Kelly Services
Kelly Services Management, AS (a subsidiary of Kelly Services Norge, AS)	Norway	Kelly Services
Kelly Services México, S.A. de C. V. (a subsidiary of Kelly Services, Inc. and Kelly Properties, LLC)	Mexico	Kelly Services
Opciones de Servicio en Mexico, S.A. de C.V. (a subsidiary of Kelly Services México, S.A. de C.V. and Kelly Properties, LLC)	Mexico	Kelly Services
QSM, S.A. de C.V. (a subsidiary of Kelly Services México, S.A. de C.V. and Kelly Properties, LLC)	Mexico	Kelly Services
Kelly Services France, S.A.S. (a subsidiary of Kelly Services Management, Sarl)	France	Kelly Services
Kelly Services, S.A.S. (a subsidiary of Kelly Services France, S.A.S.)	France	Kelly Services
Kelly OCG Sarl (a subsidiary of Kelly Services France, S.A.S.)	France	Kelly Services
Kelly Services Luxembourg, S.à.r.l.	Luxembourg	Kelly Services

Exhibit 21

SUBSIDIARIES OF REGISTRANT (continued)

Kelly Services, Inc.

Subsidiary	State/Jurisdiction of Incorporation	Business Name
Kelly Outsourcing & Consulting Group, S.à.r.l. (a subsidiary of Kelly Services Luxembourg, S.à.r.l.)	Luxembourg	Kelly Services
Kelly Services, S.p.A. (a subsidiary of Kelly Services Management, Sarl)	Italy	Kelly Services
Kelly Management Services, S.r.l. (a subsidiary of Kelly Services, S.p.A.)	Italy	Kelly Management Services
Kelly Outsourcing and Consulting Group (Germany), GmbH (a subsidiary of Kelly Services Management, Sarl)	Germany	access
Kelly Services, GmbH (a subsidiary of Kelly Outsourcing and Consulting Group (Germany), GmbH)	Germany	Kelly Services
Kelly Outsourcing and Consulting Group (Austria), GmbH (a subsidiary of Kelly Outsourcing and Consulting Group (Germany), GmbH)	Austria	access
Kelly Services Interim (Belgium), SPRL (a subsidiary of Kelly Services, Inc. and Kelly Properties, LLC)	Belgium	Kelly Services
Kelly Services Outsourcing and Consulting Group, NV (a subsidiary of Kelly Services Interim (Belgium), SPRL and Kelly Properties, LLC)	Belgium	Kelly Services
Kelly Services – Empresa de Trabalho Temporario, Unipessoal, Lda. (a subsidiary of Kelly Services Management, Sarl)	Portugal	Kelly Services
Kelly Services – Gestao de Processos, Lda. (a subsidiary of Kelly Services – Empresa de Trabalho Temporario, Unipessoal, Lda. and Kelly Services Management, Sarl)	Portugal	Kelly Services
Kelly Services Healthcare Unipessoal, Lda. (a subsidiary of Kelly Services – Gestao de Processos, Lda.)	Portugal	Kelly Services
Kelly Services Hungary Staffing, Kft. (a subsidiary of Kelly Services Management, Sarl)	Hungary	Kelly Services

Exhibit 21

SUBSIDIARIES OF REGISTRANT (continued)

Kelly Services, Inc.

Subsidiary	State/Jurisdiction of Incorporation	Business Name
Kelly Services Poland, Sp.zo.o.	Poland	Talents
Kelly OCG Singapore, Pte. Ltd.	Singapore	Kelly OCG Singapore
Kelly OCG Malaysia, Sdn. Bhd. (a subsidiary of Kelly OCG Singapore, Pte. Ltd. and Matlamat Mahir Sdn. Bhd.)	Malaysia	Kelly Services
Agensi Pekerjaan Kelly OCG, Sdn. Bhd. (a subsidiary of Kelly OCG Malaysia Sdn. Bhd.)	Malaysia	Kelly Services
Kelly Outsourcing and Consulting Group India, Pte. Ltd. (a subsidiary of Kelly Services, Inc. and Kelly Properties, LLC)	India	Kelly Services

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-241695) and Form S-8 (Nos. 333-218039, 333-114837, 333-125091, 333-166798 and 333-201165) of Kelly Services, Inc. of our report dated February 16, 2023 relating to the financial statements and financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

Detroit, Michigan
February 16, 2023

Exhibit 24

POWER OF ATTORNEY

Each of the undersigned directors of Kelly Services, Inc. does hereby appoint Olivier G. Thirot and Vanessa P. Williams, signing singly, his or her true and lawful attorneys, to execute for and on behalf of the undersigned Form 10-K Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ending January 1, 2023, to be filed with the Securities and Exchange Commission in Washington, D.C. under the provisions of the Securities Exchange Act of 1934, as amended, and any and all amendments to said Form 10-K whether said amendments add to, delete from, or otherwise alter the Form 10-K, or add to or withdraw any exhibit or exhibits, schedule or schedules to be filed therewith, and any and all instruments necessary or incidental in connection therewith, hereby granting unto said attorneys and each of them full power and authority to do and perform in the name and on behalf of each of the undersigned, and in any and all capacities, every act and thing whatsoever required or necessary to be done in the exercise of any of the rights and powers herein granted, as fully and to all intents and purposes as each of the undersigned might or could do in person, hereby ratifying and approving the acts of said attorneys and each of them.

IN WITNESS WHEREOF the undersigned have caused this Power of Attorney to be executed as of this 16th day of February, 2023.

/s/ Donald R. Parfet
Donald R. Parfet

/s/ Peter W. Quigley
Peter W. Quigley

/s/ Gerald S. Adolph
Gerald S. Adolph

/s/ George S. Corona
George S. Corona

/s/ Robert S. Cubbin
Robert S. Cubbin

/s/ Amala Duggirala
Amala Duggirala

/s/ InaMarie F. Johnson
InaMarie F. Johnson

/s/ Terrence B. Larkin
Terrence B. Larkin

/s/ Leslie A. Murphy
Leslie A. Murphy

Exhibit 31.1

CERTIFICATIONS

I, Peter W. Quigley, certify that:

1. I have reviewed this annual report on Form 10-K of Kelly Services, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 16, 2023

/s/ Peter W. Quigley
Peter W. Quigley

President and
Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Olivier G. Thirot, certify that:

1. I have reviewed this annual report on Form 10-K of Kelly Services, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 16, 2023

/s/ Olivier G. Thirot

Olivier G. Thirot

Executive Vice President and
Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Kelly Services, Inc. (the "Company") on Form 10-K for the period ended January 1, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Peter W. Quigley, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 16, 2023

/s/ Peter W. Quigley

Peter W. Quigley

President and
Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Kelly Services, Inc. and will be retained by Kelly Services, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Kelly Services, Inc. (the "Company") on Form 10-K for the period ended January 1, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Olivier G. Thirot, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

 Date: February 16, 2023


/s/ Olivier G. Thirot

Olivier G. Thirot

Executive Vice President and
Chief Financial Officer


A signed original of this written statement required by Section 906 has been provided to Kelly Services, Inc. and will be retained by Kelly Services, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

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Corporate Information

BOARD OF DIRECTORS

Donald R. Parfet
Chairman of the Board
Managing Director
Apjohn Group, LLC

Peter W. Quigley
President and
Chief Executive Officer

Gerald S. Adolph
Retired Senior Partner
Strategy & M&A
Booz & Co.

George S. Corona
Retired President and
Chief Executive Officer
Kelly Services, Inc.

Robert S. Cubbin
Retired President and
Chief Executive Officer
Meadowbrook Insurance Group, Inc.

Amala Duggirala
Executive Vice President
and Chief Information Officer
United Services Automobile
Association (USAA)

InaMarie F. Johnson
Former Chief People
and Diversity Officer
Zendesk, Inc.

Terrence B. Larkin
Retired Executive Vice President,
Business Development,
General Counsel and
Corporate Secretary
Lear Corporation

Leslie A. Murphy, CPA
President and
Chief Executive Officer
Murphy Consulting, Inc.

EXECUTIVE OFFICERS

Peter W. Quigley
President and
Chief Executive Officer

Olivier G. Thirot
Executive Vice President
and Chief Financial Officer

Peter M. Boland
Senior Vice President
Chief Marketing Officer

Amy J. Bouque
Senior Vice President
Chief People Officer

Tammy L. Browning
Senior Vice President
President, KellyOCG

Timothy L. Dupree
Senior Vice President
President, Kelly Professional & Industrial

Dinette Koolhaas
Senior Vice President
President, Kelly International

Daniel Hugo Malan
Senior Vice President
President, Kelly Science,
Engineering, Technology
& Telecom

Darren L. Simons
Senior Vice President
and Chief Digital Officer

Nicola M. Soares
Senior Vice President
President, Kelly Education

Vanessa P. Williams
Senior Vice President
General Counsel
& Assistant Secretary

CORPORATE HEADQUARTERS
999 West Big Beaver Road
Troy, Michigan 48084-4716
248.362.4444
kellyservices.com


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An Equal Opportunity Employer
© 2023 Kelly Services, Inc.
All rights reserved MT2116

TRANSFER AGENT AND REGISTRAR
Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
Overnight correspondence should be sent to:
Computershare Investor Services
150 Royall Street - Suite 101
Canton, MA 02021
Toll Free (U.S. and Canada) **866.249.2607**
TDD for Hearing Impaired **800.952.9245**
Foreign TDD for Hearing Impaired **781.575.4592**
Foreign Stockholders **201.680.6578**
Website: www.computershare.com/investor

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PricewaterhouseCoopers LLP
500 Woodward Avenue
Detroit, Michigan 48226

ANNUAL MEETING
The Annual Meeting of Shareholders will be
held virtually on May 17, 2023 at 11:00 a.m.
Eastern Daylight Time. You will be able to
attend the Annual Meeting online by
visiting **kellyservices.com**.

DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
Registered shareholders of Kelly's Class
A common stock can purchase additional
shares through the Direct Stock Purchase
and Dividend Reinvestment Plan. For more
information about the plan or to enroll,
visit **kellyservices.com.**

ADDITIONAL INFORMATION
For more information, including financial
documents such as annual reports, Form 10-Ks,
and copies of the Company's Code of Business
Conduct and Ethics, contact:
James M. Polehna
Chief Investor Relations Officer
& Corporate Secretary
Kelly Services, Inc.
999 West Big Beaver Road
Troy, Michigan 48084-4716
248.244.4586

STOCK LISTINGS
Kelly Services Class A and Class B
common stock trade on the NASDAQ
Global Select Market^{SM} under the
symbols: KELYA and KELYB.



999 West Big Beaver Road
Troy, Michigan 48084-4716
248.362.4444
kellyservices.com